910

05008805

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lukoil Oil Co

*CURRENT ADDRESS

PROCESSED

JUN 10 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4006 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 6/10/05

82-4006

TENTATIVELY APPROVED
by the Board of Directors
of the Open Joint Stock Company
"Oil company "LUKOIL"
Minutes No. 16 of 18 May 2005

ARIS
12-31-04

Chairman of the Board of Directors

V.I. Grayfer ____________
(signature)

[*Company Seal*]

Annual Report
of the Open Joint Stock Company
"Oil company "LUKOIL"

for 2004

Lukoil Oil Co

President V.Yu. Alekperov ________________
(signature)

Chief Accountant L.N. Khoba ________________
(signature)

This Annual Report of the Open Joint Stock Company "Oil company "LUKOIL" (the "Annual Report") for the year ended 31 December 2004 has been prepared in accordance with the requirements of Russian legislation. These include information disclosure requirements that differ substantially from those that apply to the Company in connection with its listing on the London Stock Exchange (the "LSE listing"), the requirements of the laws of Great Britain, and the requirements given in the Listing Rules of the UK Listing Authority (the "UKLA").

The Annual Report contains certain consolidated and unconsolidated information on production and other information on the activity and performance figures of OAO "LUKOIL" and the companies of the LUKOIL Group (the "LUKOIL Group"); this information was prepared in accordance with applicable Russian law and regulations. Certain (unaudited) forecasts regarding the development prospects of the LUKOIL Group are also included in this Annual Report.

The Annual Report also contains certain consolidated and unconsolidated financial information prepared in accordance with the applicable standards and rules governing accounting in the Russian Federation ("Russian Accounting Standards" or "RAS"). RAS differs in material ways from United States Generally Accepted Accounting Principles (US GAAP) and from the accounting principles used by the Company in preparing its consolidated financial statements for audit in accordance with the UKLA Listing Rules. RAS does not permit certain adjustments that are mandatory under US GAAP for the purpose of faithfully presenting the consolidated operations of the LUKOIL Group under US GAAP.

In addition, Russian and British requirements differ regarding the presentation of information on share ownership by company directors. The information on share ownership by company directors given in the Annual Report differs from the share ownership data that was given in the prospectus for the purpose of the LSE Listing.

Table of contents

Introduction

The Open Joint Stock Company "Oil Company "LUKOIL" was founded in accordance with Resolution No. 299 of the Council of Ministers–Government of the Russian Federation of 5 April 1993, in execution of Decree No. 1403 of the President of the Russian Federation of 17 November 1992, and was registered on 22 April 1993.

OAO "LUKOIL" (hereinafter also the "Company") is the leading vertically-integrated oil company in Russia. The Company's subsidiaries perform operations involving exploration and production of oil and gas, and the production and sale of oil products.

OAO "LUKOIL" performs the general coordination of the production, commercial, financial and investment activities of its subsidiaries.

The management bodies of OAO "LUKOIL" are: the General Shareholders Meeting, the Board of Directors, the Management Committee, and the President of OAO "LUKOIL".

OAO "LUKOIL" is the corporate centre of the LUKOIL Group (hereinafter also the "Group" or "LUKOIL"); in accordance with the Charter, the Company's main lines of business are:

- exploration of oil, gas and other deposits, drilling of wells, extraction, transportation and refining of oil and gas, production of oil products, petrochemical and other products, sale of oil, oil products and other products of the refining of hydrocarbons and other raw materials;
- performance of financial and investment activity in the Russian Federation and abroad;
- coordination of the activities of the Company's subsidiaries;
- issue and placement of the Company's securities;
- other types of activity.

In 2004 the income of OAO "LUKOIL" from ordinary activities, included within revenues, consisted of:

- the sale of oil and oil products (including export shipments);
- the sale of gas and the products of gas refining (including export shipments);
- the lease of property;
- the granting of usage rights to intangible assets;
- the provision of services under commission contracts, agency agreements, service contracts, etc.

The Company's most profitable line of business in 2004 was activity in the Oil Sales segment.

Item	Segments		Sale of gas and products of gas refining	Sale of other products, goods, services	Total for the Company
	Sale of oil	Petroleum products sales			
1. Sales revenues, thousand roubles	174,380,558	182,159,403	5,871,807	2,386,966	364,798,734
2. Financial results, thousand roubles	61,948,398	37,659,309	1,272,459	2,327,054	103,207,220

The main purchasers of oil from OAO "LUKOIL" are primarily LUKOIL Group organisations.

The net profit* of OAO "LUKOIL" for 2004 was 78,027,792,000 roubles, which is approximately 60% more than in 2003. Profits before taxes were 103,653,198,000 roubles, versus 61,384,119,000 roubles in the previous year.

Over the reporting period, the value of the net assets of OAO "LUKOIL" increased by 67%, to reach 194,381,524,000 roubles by the end of the year.

The charter capital of OAO "LUKOIL" equals 21,264,081.375 roubles, and is divided into 850,563,255 ordinary registered shares with a par value of 0.025 roubles each, equalling 100% of charter capital.

The Company's shares are on the A1 Quotation Lists (highest level) of the Russian exchanges RTS and MICEX. In 2002 the Company's securities received a full listing on the London Stock Exchange.

All shares have been fully paid up by shareholders. At the end of the reporting period, the Company had no treasury shares bought back from shareholders.

Depositary receipts representing OAO "LUKOIL" shares have been issued outside the Russian Federation.

In 2004 the Company's share price increased by more than 30%, while the rise in the RTS index in the same period was approximately 8%.

Average monthly trading in the ADRs of OAO "LUKOIL" on the London Stock Exchange was approximately USD 1.8 billion, compared to USD 0.8 billion in 2003.

At the end of 2004, the total number of ADRs issued for ordinary shares was 132,517,000 (62.32% of the charter capital of the Company), which is 1.16% fewer than the number of ADRs at the end of 2003.

In 2004 OAO "LUKOIL" placed bonds with a total value of 6 billion roubles for a period of 5 years. The coupon rate was determined as 7.25%.

As at 31 December 2004 OAO "LUKOIL" had 2,034 employees on staff.

By virtue of the fact that OAO "LUKOIL" is the corporate centre of the LUKOIL Group and its main task is to manage the entire set of organisations engaged in the production and refining of

* under Russian Accounting Standards

oil, as well as the sale of oil and oil products on both the domestic and foreign markets, the Company plans and oversees the operations of LUKOIL Group organisations.

The following were determined as the priority areas of Company activity in 2004:

- In the area of financing:

  The main task of the Company in the medium term is to increase the return on capital employed above the level of its main international competitors, i.e. above 15%.

- In the area of investing:

  Increase in the investment appeal and creation of conditions for further increase in the Company's market capitalisation.

- In the Exploration and Production business segment:

  Increase in the market value of the Company's oil and gas reserves.

- In the business segment Refining and Distribution:

  Increase in the profitability of operations. Increase in the unit value of oil stock.

  Achieving a competitive advantage for the Company as a factor in raising the capitalisation and investment appeal of OAO "LUKOIL".

Another priority area of activity for OAO "LUKOIL" is further development and optimisation of the portfolio of foreign oil-and-gas assets, since increasing the scope of international exploration and development activity is an important factor in growing the shareholder value of the Company.

Events of 2004

January

OAO "LUKOIL" and KazMunaiGaz National Company sign a contract under which OAO "LUKOIL" acquires a 50% equity interest in the Production-Sharing Agreement (PSA) for the Tyub-Karagan maritime bloc in the Caspian Sea. Preliminary estimates are that the recoverable reserves of Tyub-Karagan are more than 100 million tonnes of oil equivalent. In addition, the probability of the discovery of hydrocarbons here is estimated to be high. The Agreement has an effective term of 40 years.

A chain of filling stations located in the states of New Jersey and Pennsylvania (795 stations in total) is purchased from ConocoPhillips, and an agreement is concluded on the supply of oil products to 471 stations. The transaction amount is USD 265,750,000. Annual sales of this chain of filling stations are about 5.5 billion litres of oil products, which virtually doubles the Group's market share in the US North-East.

February

For the second time, the products of LUKOIL Group organisations are recognized in the Russian contest "People's Brand-2003" in the category "Best Motor Oil". LUKOIL motor oils are officially approved for use by such manufacturers as VAZ, GAZ, KAMAZ, DaimlerChrysler, Volkswagen, BMW, Porsche, and MAN.

Optimising field development plans, OAO "LUKOIL" sets a target figure for the increase in oil production of 6–7%.

March

Exploratory drilling begins on the Kravtsovskoe (D6) deposit on the Baltic shelf. In total, 27 wells are projected to be drilled here. It is expected that by 2007 oil production will reach 600,000 tonnes and will remain at this level over the next seven years. The productive life of the deposit will be 30–35 years.

LUKSAR Energy Ltd – a joint venture between LUKOIL Overseas Holding Ltd and Saudi Aramco – and the Government of the Kingdom of Saudi Arabia sign a contract on the exploration and development of gas and gas-condensate deposits on Block A. The effective term of the contract is 40 years.

Block A is located in the centre of the country, next to the world's largest oil field, Ghawar. The exploration period will be five years. Over this time, LUKSAR Energy Ltd plans to drill nine exploratory wells and conduct seismological exploration work. It is expected that LUKOIL Overseas Holding Ltd will spend USD 172 million on the exploration program, which corresponds to 80% of the share of LUKOIL Overseas Holding Ltd in the operator LUKSAR Energy Ltd.

April

OAO "LUKOIL" completes an evaluation and independent audit of oil and gas reserves as at 1 January 2004. Pursuant to data confirmed by the independent appraiser Miller and Lents (USA), the Group's proved reserves are 20 billion barrels of oil equivalent, including 16 billion barrels of oil and 24.5 trillion cubic feet of gas. Compared to 1 January 2003, the Company's proved hydrocarbon reserves have risen by 4%, including a 4.7% increase in oil and a 1.3% increase in gas.

The American magazine *Global Finance* names OAO "LUKOIL" the best oil-and-gas company in Russia. Participants in the magazine's survey assessed Russian companies by a large number of criteria. These include: corporate governance standards, transparency of financial statements, quality of assets acquired, environmental responsibility, etc. The survey included 15,000 *Global Finance* readers, among whom were representatives of the investment community, and the heads of major companies and banks.

June

The first stage of the Vysotsk terminal (Leningradskaya oblast), which is designated for the export of oil and oil products, is put into operation. Its capacity is 4.7 million tonnes per year.

A production-sharing agreement is signed with the Uzbekneftegaz National Holding Company on the Kandym group of deposits, the Khauzak and Shady blocks, and the Kungrad block. The geological reserves of natural gas on the contracted territory is 283 billion cubic meters.

OAO "LUKOIL" decides to sell its 38% shareholding in ZAO LUKOIL-Neftegazstroi. According to an independent appraisal, the market value of this shareholding is 1.925 billion roubles (about USD 70 million).

The Annual General Shareholders Meeting of OAO "LUKOIL" is held, which approves the 2003 Annual Report of OAO "LUKOIL", the annual financial statements, including the income statement (profit and loss accounts) of the Company, and also the distribution of profits of the financial year. The shareholders also approve the payment of dividends based on the Company's 2003 performance, in the amount of 24 roubles per ordinary share (compared to 19.5 roubles for 2002).

A unique catalytic reforming unit with continuous catalyst regeneration is put into operation at OOO LUKOIL-NNOS (hereinafter also the "Nizhny Novgorod refinery"). The commissioning of this unit allows the Company to produce approximately 400,000 tonnes of additional high-octane gasoline per year. In addition, the share of high-octane gasoline in overall output of gasoline reaches 90%.

OAO "LUKOIL" decides to sell shares in OAO Bank Petrocommerce owned by the Company and other LUKOIL Group organisations, which together account for 80% of the bank's charter capital. The transaction amount is more than USD 200 million.

September

A deep-conversion complex is put into operation at OOO LUKOIL-PNOS (hereinafter also the "Perm refinery"). Its rated capacity for raw materials is 3.5 million tonnes per year. The commissioning of this complex makes it possible to increase the production of motor fuels by more than 1 million tonnes per year and to manufacture oil products which meet European quality and environmental standards.

OAO "LUKOIL" and ConocoPhillips create a strategic alliance with the aim of developing hydrocarbon reserves in the northern part of the Timan-Pechora oil-and-gas province (northern European Russia). They intend to jointly obtain development rights to the gigantic West Qurna-2 oil field in Iraq. ConocoPhillips becomes a shareholder in OAO "LUKOIL".

OAO "LUKOIL" again receives certificates that its industrial and environmental and labour-safety management systems comply with the ISO 14001 and OHSAS 18001 standards.

The international rating agency Standard & Poor's (S&P) declares OAO "LUKOIL" the leader for 2004 in information transparency among all Russian oil companies.

October

The Petrotel-LUKOIL SA refinery in Romania is put into operation after modernisation. The Company has invested USD 120.7 million in reconstructing the refinery. As a result, the refinery increased the depth of oil conversion from 87.9% to 94.8%. The share of light oil products output by the refinery increased from 73.3% to 81.7%, equal to almost 2 million tonnes. In 2005 the refinery plans to move completely to the manufacture of oil products that comply with the Euro-3 and Euro-4 standards.

November

OAO "LUKOIL" completes the transaction on the sale of the OOO LUKOIL-Burenie drilling company (renamed OOO BK Evrasiya). The sale of a 100% share in the charter capital of the company takes place on 31 December 2004. The transaction amount is USD 68.5 million.

OAO "LUKOIL" places rouble-denominated bonds with a total value of 6 billion roubles. The bond circulation period is 5 years. The coupon rate is determined at 7.25% per annum, which corresponds to an effective rate of return to maturity of 7.38% per annum.

December

LUKOIL Overseas Holding Ltd completes a transaction begun in June on the acquisition from the ENI Group of its 50% share in the joint venture LUKAgip, which in turn owns 24% of the concession agreement to develop the Meleya deposit in Egypt, a 10% share in the Agreement on the exploration, development and production-sharing at the Shah-Deniz deposit in Azerbaijan, and an 8% interest in the Azerbaijan Gas Supply Company. LUKAgip also owns the company LUKAgip (Midstream), which is the owner of a 10% interest in the South Caucasus Pipeline Company.

OAO "LUKOIL" is named Company of the Year in the category "Business Reputation" at the Sixth National Business Awards, founded by the RosBusinessConsulting news agency. OAO "LUKOIL" is also declared one of the winners of the Seventh Annual Report and Corporate Website Competition, in the category "Best level of information disclosure for investors"; this competition is held by the Russian Trading System and the magazine *Rynok tsennykh bumag* [Securities Market].

The public organisation Concrete Action Environmental Movement awards OAO "LUKOIL" the title of "Environmentally Exemplary Company" for its substantial contribution to environmental protection.

Exploration & Production

The LUKOIL Group is carrying out oil & gas E&P work in nine countries. Most of the Group's efforts are focused in Russia, where LUKOIL has E&P operations in the North-West (Nenets Autonomous District, Komi Republic and Kaliningrad Region), Volga (Perm and Saratov Regions and the Republic of Tatarstan), Urals (Yamal-Nenets and Khanty-Mansiysk Autonomous Districts) and the South (Volgograd and Astrakhan Regions and the Republic of Kalmykia). The Group is also involved in 16 projects outside Russia in Kazakhstan, Azerbaijan, Uzbekistan, Egypt, Iran, Iraq, Columbia and Saudi Arabia.

The LUKOIL Group optimized and expanded its international project portfolio in 2004:

- Agreements were reached on participation in four exploration projects.
- LUKOIL acquired the other half of LUKAgip to increase its ownership of this company to 100%, thus increasing its stakes (via LUKOIL Overseas Holding Ltd.) in the Shakh Deniz and Meleiha projects to 10% and 24%, respectively.
- It was decided to annul the agreement on the Zykh-Govsany project in Azerbaijan, because the project was judged uneconomic (due to associated environmental spending and the high level of reserve exhaustion).
- A set of agreements was signed with ConocoPhillips on 29 September 2004, as part of the new alliance between LUKOIL and the US company. The agreements define conditions for cooperation between OAO "LUKOIL" and ConocoPhillips on the West Qurnah-2 project in Iraq.

Geological Exploration, Oil and Gas Reserves

Geological Exploration

In 2004, as in 2003, most exploration work was concentrated in the Timan-Pechora oil and gas province, the Bolshekhetskaya depression in Yamal-Nenets Autonomous District, the Caspian Sea and Western Siberia.

Exploration drilling in 2004 totaled 118.3 km. Exploration work led to discovery of 12 oil fields, one gas condensate field and ten oil-bearing strata at previously discovered fields.

Exploration Drilling by Regions


6%
10%
20%
14%
9%
3%
38%
Timan-Pechora
Western Siberia
Urals
Volga
Other Russian
International

Russia

Exploration drilling in Russia totaled 111.1 km in 2004, 2D seismic surveys covered 7,819 km and 3D seismic work was 1,578 km^3.

International Projects

At the start of 2004 the LUKOIL Group was involved in five exploration projects outside Russia: D-222 in Azerbaijan, Condor in Columbia, Anaran in Iran, and West Geisum and North-East Geisum in Egypt.

In the course of 2004 contracts were signed on LUKOIL's participation in the Tyub-Karagan and Atash projects in Kazakhstan, the Riyadh project in Saudi Arabia, and the Kandym-Khauzak-Shady project in Uzbekistan. The Group's international portfolio thus included nine exploration projects by the end of 2004.

Exploration drilling in international projects last year totaled 7.2 km, volume of 2D seismic work was 1,983 km, and LUKOIL carried out 575 km^2 of 3D seismic work in 2004.

Oil & Gas Reserves

Proved Hydrocarbon Reserves
(billion barrels of oil equivalent)


2004
20,1
2003
20,1
2002
19,3
18,5
19
19,5
20
20,5

Proved Oil Reserves
(billion barrels)


2004
16,0
2003
16,0
2002
15,3
14,5
15
15,5
16
16,5


Proved Reserves of Natural Gas
(trillion cubic feet)
2004
2003
2002
24,6
24,5
24,2
23,8
24
24,2
24,4
24,6
24,8

Proved hydrocarbon reserves of the LUKOIL Group under international standards* as of 1 January 2005 were 20.1 billion barrels of oil equivalent, including 16.0 billion barrels of oil and 24.6 trillion cubic feet of gas. Proved oil reserves are sufficient for 25 years at current production levels of the LUKOIL Group.

The Group's hydrocarbon reserves including production increased by 3.4% or by 0.1% excluding production. Most of the oil growth was concentrated in Western Siberia. Oil reserve replacement was 99.2% in 2004. Hydrocarbon reserve replacement ratio was 102.3%.

Russia accounts for 94.9% of the LUKOIL Group's total hydrocarbon reserves. As of 1 January 2005, LUKOIL's Russian subsidiaries had 419 licenses on their balance sheets (355 with production rights and 64 for geological exploration).

As a result of the Production Sharing Agreement that became effective at the Kandym-Khauzak-Shady gas project, LUKOIL Group's proved gas reserves from overseas projects grew by 1.1 trillion cubic feet , or 46.2%.


Structure of Oil Reserve Growth
6%
3%
12%
79%
Timan-Pechora
West Siberia
Urals
International


Structure of Natural Gas Reserve Growth
17%
10%
1%
72%
West Siberia
Urals
Volga and other
International

	Oil (million barrels)	%	Gas (billion cubic feet)	%
Russia				
Western Siberia	8,536	53.4	1,414	5.8
Timan-Pechora	3,892	24.4	463	1.9
Yamal	195	1.2	12,919	52.5
Urals	2,130	13.3	667	2.7

* The US Company Miller and Lents carried out a technical and financial audit of LUKOIL Group reserves in accordance with US SPE requirements in 2004 (the 10th such audit of LUKOIL reserves by Miller and Lents).

Volga	478	3.0	5,913	24.0
Including Northern Caspian	184	1.2	5,736	23.3
Other	254	1.6	6	0.0
International	487	3.1	3,216	13.1
Total	**15,972**	**100.0**	**24,598**	**100.0**

	Oil (million barrels)	%	Gas (billion cubic feet)	%
Kazakhstan	454.5	93.2	1,812	56.3
Egypt	14.6	3.0	0	0.0
Azerbaijan	14.6	3.0	338	10.5
Uzbekistan	3.7	0.8	1,066	33.2
Total	**487.4**	**100.0**	**3,216**	**100.0**

Field Development and Oil Production


Production Launches at Fields (number of fields)
2004
7
2003
14
2002
10
0
5
10
15


Oil Production (million tons)
2004
86,2
2003
80,2
2002
77,0
70
75
80
85
90

Oil production by the LUKOIL Group in 2004 totaled 86.2 million tonnes* (1,738 thousand barrels per day), of which 82.4 million tonnes (1,659 thousand barrels per day) were produced by Company subsidiaries. Average daily production of the LUKOIL Group rose by 7.1% compared with 2003.


Oil Production by Regions
4%
2%
4%
14%
12%
64%
Timan-Pechora
West Siberia
Urals
Volga
Other Russian
International

Oil producing subsidiaries and associates within the LUKOIL Group carried out production at 327 fields in 2004. Production at seven new fields was started in the course of the year.

* As classified under US GAAP, including production by subsidiaries and share of production by associates.

Total production drilling in 2004 was 1,345 km, with 514 new producing wells put into operation in 2004. Output from new wells totaled 3.55 million tonnes.**

Average daily output at new wells rose by more than 24%, from 35.7 tonnes in 2003 to 44.4 tonnes in 2004.

As of 1 January 2005 the Company had 26,900 operating oil wells, of which 22,100 were actually producing, and 8,000 injection wells, of which 5,400 were under pressure. The total number of operating wells fell by 1.1% compared with 2003 and the number of idle wells declined by 4.7% thanks to Company's efforts to improve efficiency.

Russia

As of 1 January 2005, there were 397 fields on balance sheets of the LUKOIL Group subsidiaries and associates, of which 291 were being exploited, 22 had been prepared for exploitation, 83 were being explored and one was mothballed. Oil produced in Russia by LUKOIL subsidiaries and associates involved 307 fields in 2004.

Oil production in Russia totaled 82.7 million tonnes (1,664 thousand barrels per day), of which subsidiaries produced 81 million tonnes (1,630 thousand barrels per day). Average daily output rose by 6.6% compared with 2003.

Production drilling in Russia in 2004 totaled 1,245 km. LUKOIL has 26,500 operating oil wells in Russia, representing 98.4% of the Group's total. Russia accounts for the same percentage of all Group producing wells (21,800 wells in Russia). Oil production in Russia represented 96% of the total oil produced by the LUKOIL Group in 2004. LUKOIL brought 485 new wells on stream in Russia last year, and these wells gave 3.45 million tonnes of oil in the course of 2004.

International Projects

In 2004 the Group's international portfolio consisted of seven projects for field development and production of oil and gas condensate. Five projects were in the production phase: Karachaganak, Kumkol and Tengiz in Kazakhstan, and Meleiha and the WEEM Block in Egypt. The share of LUKOIL Group in these projects was 3.48 million tonnes (73,500 barrels per day), which is 21.3% more than in 2003. Other projects were at the field preparation and pre-production stage.

Production drilling in international projects totaled 100 km and these projects included 434 operating oil wells, of which 361 were actually producing.

Natural Gas Field Development and Production


Gas Production (billion cubic meters)
2004
6,5
2003
5,7
2002
5,0
0
2
4
6
8

** Including the Company's share of oil in international projects.

Gas production by the LUKOIL Group in 2004 totaled 6.47 billion cubic meters* (624 million cubic feet per day), of which production by subsidiaries was 6.21 billion meters (599 million cubic feet per day). Average daily gas production by the Company rose by 14% compared with 2003.

LUKOIL produced 4.64 billion cubic meters (448 million cubic feet per day) of associated gas, representing 71.8% of total gas production. Natural gas production was 1.83 billion cubic meters (176 million cubic feet per day), 39.7% higher than in 2003.

Russia

Total gas production in Russia was 4.98 billion cubic meters (481 million cubic feet per day), of which subsidiaries produced 4.94 billion cubic meters (477 million cubic feet per day). Natural gas production in Russia was 0.56 billion cubic meters (54 million cubic feet per day).

The Company had 258 operating gas wells in Russia in 2004, of which 190 were active.

International Projects

The Group's share of gas produced by the international projects was 1.49 billion cubic meters (144 million cubic feet), of which 85.4% was natural gas and 14.6% was associated gas.

These projects had 59 operating gas wells, of which 41 were active. The number of idle wells was 18% lower in 2004 than in 2003.

Gas production in international projects

	2004		2003	
	Million cubic meters	**Million cubic feet per day**	**Million cubic meters**	**Million cubic feet per day**
Kazakhstan				
Karachaganak	1,273	122.8	781	75.6
Kumkol	51	4.9	14	1.3
Tengiz	167	16.1	156	15.1
Total	**1,491**	143.8	951	92.0

Oil Deliveries

Oil Export

LUKOIL Group exports of crude oil* from Russia increased by 21.3% in 2004 compared with 2003 and totaled 45.7 million tonnes (55.3% of total production). The Group exported 37.1 million tonnes to countries outside the FSU (24.1% more than in 2003) and 8.6 million tonnes to FSU countries.

* As classified under US GAAP, including production by subsidiaries and share of production by associates.
* Export by subsidiaries and associates of oil produced within the LUKOIL Group

Refining, Petrochemicals and Marketing

Oil Refining

LUKOIL Group showed particularly strong results in the refining segment in 2004. Volumes of crude oil refined rose by 4% (45.3 million tonnes compared with 43.5 million tonnes in 2003, including processing at third party refineries), and production of high-octane motor fuels increased thanks to a program of refinery modernization.

Oil Refining by LUKOIL (million tonnes)



50
40
30
20
10
0
44,9
43,5
45,3

	2002	2003	2004
At Refineries not owned by the Company	3,3	1,2	1,3
At the Company's foreign refineries	7,7	8	8,5
At the Company's Russian refineries	33,9	34,3	35,5

Russia

Oil refining volumes were not significantly changed from previous years (LUKOIL Groups's Russian refineries processed 35.5 million tonnes of oil in 2004, which is 4% more than in 2003), but output of high-quality motor oils to the latest environmental standards rose by 48%.

Share of High-octane Gasoline in Total Gasoline Production (%)



65
55
45
35
25
15
5
50,6
57,4
61,4
2002
2003
2004

Share of Diesel Fuel with 0.05% Sulfur Content in Overall Diesel Fuel Production (%)



35
25
15
5
11,0
22,8
33,2
2002
2003
2004

Reconstruction of secondary refining and reforming capacities at OOO LUKOIL-Volgogradneftepererabotka (Volgograd Refinery) significantly raised the octane number of gasoline components produced by these capacities. Use of high-octane additives was reduced by

2.2 times as a result. In September 2004 the Company started to exploit a deep refining unit at the Perm Refinery. Only six such units are in use worldwide, and this was the first application of the technology in Russia. The unit has annual input capacity of 3.5 million tonnes. The Nizhny Novogorod Refinery (OAO LUKOIL-Nizhegorodnefteorgsintez) launched a catalytic reforming unit in 2004 with one million tonne annual capacity. This is a fourth-generation unit, and the only one of its kind in Russia. The Ukhta Refinery launched a railway trestle for crude oil discharge and loading of dark petroleum products in 2004. The Company raised exports of diesel and fuel oil in 2004. Total petroleum product exports rose to 13.7 million tonnes.

Petroleum Product Exports (million tonnes)


15
10
5
0
2002
2003
2004
Other
Fuel oil
Vacuum gas oil
Diesel
Straight-run gasoline

Lubricants Production (thousand tonnes)


1505
1005
505
5
1056
1220
1199
2002
2003
2004

Production of Packed Lubricants (thousand tonnes)


155
105
55
5
98
112
142
2002
2003
2004

International

Relaunch in late-2004 of PETROTEL-LUKOIL, the Company Refinery in Romania, raised LUKOIL refining volumes outside Russia by 6% to 8.5 million tonnes for the whole year (compared with 8 million tonnes in 2003). The Burgas Refinery (LUKOIL Neftochim Burgas) completed reconstruction of catalytic reforming units, increasing their annual capacity from 400,000 to 600,000 tonnes, and of catalytic cracking units, whose capacity increased from 1.5 to 2 million tonnes. The Refinery began production of gasoline and diesel fuel with sulfur content below 50 ppm, meeting Euro-4 standards.

The LUKOIL Odessa Refinery launched an isomerization unit with annual capacity of 120,000 tonnes. High-octane gasolines (regular, premium and super) will now represent at least 96% of total gasoline output at Odessa, meeting Euro-3 standards in full.

Gas Processing

LUKOIL Group's gas-processing plants processed 2,566 million cubic meters of gas inputs and 379 thousand tonnes of natural gas liquids in 2004. Output consisted of 2,091 million cubic meters of gas products, 482,000 tonnes of liquefied petroleum gas and 125,000 tonnes of liquid hydrocarbons (stable natural gasoline, isopentane and hexane-heptane fractions).

Petrochemicals

LUKOIL Group's petrochemical business is the biggest in Russia and East Europe. Its plants in Russia and Ukraine make pyrolysis products, organic synthesis products, fuel fractions and polymer materials. They meet a large part of Russian demand for various chemical inputs and are also major exporters of chemical products to more than 50 countries worldwide.

Output by LUKOIL petrochemical plants in 2004 was over 1.89 million tonnes. In addition, LUKOIL's Bulgarian refinery, LUKOIL Neftochim Burgas, produced 350,000 tonnes of petrochemicals in 2004 (138,000 tonnes of organic synthesis products and 212,000 tonnes of polymers, including 70,000 tonnes of high-pressure polyethylene).

Output of Petrochemicals (thousand tonnes)



2000
1900
1800
1700
1600
1500
1632
1764
1890
2002
2003
2004

Levels of Capacity Use



90%
85%
80%
75%
70%
65%
74%
80%
85%
2002
2003
2004

The Company exported 59% of its Russian petrochemicals to markets outside the FSU in 2004.

Petroleum Product Marketing

The Group has a marketing network in 17 countries, including Russia, CIS countries (Azerbaijan, Belarus, Georgia, Moldova and Ukraine) as well as European states (Bulgaria, Hungary, Cyprus, Latvia, Lithuania, Poland, Serbia, Romania, the Czech Republic and Estonia) and the US. The Company has 197 tank farm facilities with overall reservoir volume of 2.9 million cubic meters and 5,405* filling stations (including franchises).

LUKOIL's retail sales grew significantly in 2004. The Group's retail network sold 8.4 million tonnes of fuel, representing a 37% increase from 2003. The growth was due both to increase of the number of filling stations by 10% and to higher sales per station.

Investments to the marketing segment last year were spent on purchase of 920 filling stations, construction of 128 new stations and reconstruction of 51 existing stations.

* Including Petrol filling stations (Bulgaria)

Structure of Petroleum Product Sales by the Company (wholesale and retail)



21%
2%
13%
4%
5%
55%
Russia
CIS
Baltics
Europe
Turkey
US

Sales through the Retail Network, million tonnes



5,3
2,5
1,0
6,1
2,4
1,2
8,4
3,8
1,8
2002
2003
2004
US
Europe and CIS
Russia
Total

Russia

The Group's retail network in Russia includes 1,449 owned or leased stations and 262 franchises. The filling stations and 151 tank-farm facilities with 2.2 million cubic meters of reservoir capacity are operated by marketing subdivisions with activities in 59 regions of Russia.

Sales in Russia by marketing subdivisions were 12 million tonnes in 2004, and the Group sold 2.8 million tonnes through its retail network (18% more than in 2003). LUKOIL increased average daily sales per filling station by 19% to 6.4 tonnes.

Structure of Auto Fuel Sales Through the Retail Network (million tonnes)



0,30
0,42
0,57
2002
2003
2004
Diesel Fuel
Gasoline

The Company expanded its card payment system at Russian filling stations in 2004, when the number of stations accepting the LICard grew by 26% to 1,781 as at 1 January 2005. The number of cards in circulation rose by 41% to 205,673, and volumes bought using LICards rose by 57% compared with 2003, to over 633,000 tonnes. Group filling stations also started to accept VISA and MasterCard in 2004.

International

By the end of 2004 LUKOIL Group organisations in Europe and the US owned 46 tank farms with reservoir capacity of 0.7 million cubic meters and 3,694* filling stations. Work by the Company on improving the quality of its foreign network gave 25% increase in the average daily volume of sales per station to 4.4 tonnes in Europe and CIS.

LUKOIL Group's regional marketing organizations sold a total 6.3 million tonnes of petroleum products and petrochemicals on foreign markets in Europe, the Baltics and the CIS during 2004, including 1.8 million tonnes through its retail network.

Sales of Petroleum Products by LUKOIL Regional Marketing Organizations in Europe and the CIS (wholesale and retail)



9%
3%
9%
3%
3%
3%
4%
10%
11%
4%
32%
Azerbaijan
Lithuania
Latvia
Estonia
Belarus
Bulgaria
Serbia
Cyprus
Georgia
Hungary
Moldova
Romania
Ukraine
Poland
Turkey

* Including Petrol filling stations (Bulgaria)

Social Responsibility

Protecting the Environment

In general, environmental activities by the Company in 2004 were guided by the LUKOIL environmental management system, which has been certified in accordance with ISO 14001. At the start of 2005 the parent Company and 12 subsidiaries had obtained certificates of conformity with international standards.

LUKOIL spent USD 258 million on environmental security measures in 2004, including USD 156 million spent on equipment and facilities for environmental protection.

The Group's refineries were among the first in Russia to completely halt production of leaded gasoline, and LUKOIL has invested in new refining units to produce motor fuels to international standards, including low-sulfur diesel (0.05% sulfur content or less). In September 2004 a deep refining/conversion complex was launched at the Perm Refinery, which will be capable of producing fuels to future European environmental standards.

LUKOIL's Nizhny Novgorod Refinery and Ukhta Refinery started exploitation of ultra-violet decontamination equipment in 2004, completely halting production of effluent.

The first stage of the LUKOIL-II distribution and transshipment complex came into operation at Vystosk near St. Petersburg in June 2004.

This sea terminal for export of oil and petroleum products is one of the best ports in the world by quality of environmental equipment and implementation of measures for protection of the environment.


Land pollution (hectares)
500
400
300
200
100
0
403
279
2003
2004


Effluent emissions (million cubic meters)
30
25
20
15
10
5
0
27
17
2003
2004

Health and Safety

LUKOIL assigned over USD 208 million to finance implementation of its health and safety policy in 2004.

The number of accidents at work declined by 10% in 2004 compared with a 3% reduction of overall employee numbers in the LUKOIL Group.

Personnel and Social Programs

Company efforts in 2004 were focused on raising motivation of each and every employee. High wages and other performance-linked incentives are used to reward achievement in the work place. Last year 14 Company employees won Russian government awards for achievement, 1,664 employees won sectoral awards, and over 400 were given marks of distinction inside LUKOIL.

We help talented employees to rise quickly in the Company and improve their qualifications. More than 60,000 employees received training last year at the Company's 20 training centers. More than 40 people in the parent Company are studying on MBA programs or receiving another form of second higher education. The first batch of graduates, trained specially for LUKOIL at the Gubkin Russian State Oil & Gas University, obtained their degrees in 2004. Also on the Company's initiative, an Oil & Gas Institute was opened at Perm State Technical University, which will train sector specialists

Structural reorganization and wage increases led to a 20% increase in average remuneration per employee (including all payments and bonuses) in Group organisations.

In addition to attractive salaries, LUKOIL also offers its employees a range of social benefits, including:

- Health care and medical treatment, including voluntary medical insurance.
- Rest and recreation facilities for employees and their families.
- Support for women and families with children, as well as monthly payments to a parent on leave from work to care for a child up to three years of age.
- Targeted support for pensioners who are not supplementing their incomes in other ways.
- Non-state pension provision, consisting of employer contributions to the LUKOIL-GARANT private pension fund (nearly USD 17 million contributions in 2004). LUKOIL has designed a scheme for employee participation in pension contributions, allowing employees to raise the level of their future pensions to 60-80% of salary levels. More than 54,000 LUKOIL operatives took advantage of this scheme in 2004.

The Company continues to deliver on commitments, set out in the LUKOIL Social Code of 2002 (provisions of the Code are binding for all organizations in LUKOIL Group). These are additional commitments, which do not affect collective agreements between the Company and its employees and unions. The Code is addressed to employees, pensioners and shareholders of OAO "LUKOIL" , but also to society as a whole, aiming at creation of a Company partnership with society and the state.

OAO "LUKOIL" has a corporate health care program, as well as a system of support to labor and war veterans and a housing support program. The Company already helps employees to improve their housing conditions through a mortgage credit system.

Social Policy and Charity Activities

The Company traditionally gives a share of its income to various important social programs.

Patronage for Special-need Schools and Children's Homes

Summer holidays for pupils at children's homes under LUKOIL patronage in Ishim, Langepas, Kirov and St Petersburg have already become a tradition. The Company finances holidays for these children on the Black Sea coast as well as educational trips to other parts of Russia. About 120 children from these institutions spent their summer holidays at a sport and health center by the Black Sea in 2004 and children from Langepas were given a tour of towns in the Golden Ring around Moscow.

In total LUKOIL provides help to over 50 children's homes, special-need schools and other schools all over Russia, and the number of institutions under its patronage is growing larger each year. LUKOIL uses its charity fund to help meet the needs of all these institutions, from New Year presents for the children to major renovation of buildings.

Support for Medical Institutions

OAO "LUKOIL" provided support to a number of Russian medical research centers in 2004, including the Center for Obstetrics and Gynecology, and the Center for Hematology Research. The Company also has an agreement with the Ministry of Defense, by which it is helping refurbishment of the main ward at the 6th Central Military Clinic.

The Company made a special effort in 2004 to help medical institutions in Volgograd Region. Children's Hospital No.21 for treatment of infectious diseases was entirely refurbished and the Hospital site was upgraded thanks to support from LUKOIL enterprises operating in and around Volgograd.

LUKOIL also helped to finance reconstruction of the main maternity home in Stavropol Region last Year.

Educational Programs

LUKOIL has instituted scholarships for the best students at Russian higher education establishments specializing in oil & gas. Beneficiaries of the scheme include leading universities and institutes in Moscow, St Petersburg, Perm, Ukhta, Tyumen, Volgograd, Samara, and Arkhangelsk. The Company also provides assistance to the establishments themselves, buying equipment to ensure that teaching programs keep up with latest technology developments in the industry. The Russian Civil Service Academy is another beneficiary of LUKOIL support, and the Company is also an education benefactor outside Russia, giving assistance to industry related educational establishments, the Azerbaijan State Oil Academy being one of them.

LUKOIL was deeply involved in creation of a new establishment, the Perm Oil & Gas Institute, which was set up last year as a joint project with Perm Technical University. The Institute will train new specialists for careers in the industry, and will also offer services for further training and re-qualification of specialists who are already at work.

The Company launched a grant program in 2004 to support talented commencing lecturers at sectoral institutes. A total of 45 grants will be provided on a competitive basis to the most talented young teachers at leading oil & gas institutes around Russia.

Preserving Cultural and Spiritual Heritage

The Company gives financial assistance to leading Russian museums, including the Pushkin Museum of Fine Arts, Museums of the Moscow Kremlin, the Russian Museum, and the Astrakhan Kremlin.

In 2004 the Company organized a loan exhibition in Perm, entitled 'The Tsar's Hunting Party', displaying artifacts from the Kremlin Museums in Moscow and dedicated to the 75th anniversary of the oil industry in Perm Region. A competition, 'Drawing the Kremlin', was held as part of the exhibition, giving pupils at children's homes in Perm Region the chance of a trip to Moscow. The best drawings will be displayed in the halls of the Kremlin Armory in Moscow.

Support was given to the Tchaikovsky Symphony Orchestra, the Beryozka Dance Ensemble, and the Russian Academic Choir. OAO "LUKOIL" is also among trustees of the Bolshoi Theater and the Moscow Conservatoire. The Company helped the Ludmila Zykina Fund to hold a jubilee concert for the singer in 2004

Last year LUKOIL Group organisations in Volgograd Region financed rebuilding of the Volgograd Youth Theater; a cinema, concert and circus complex was built in Uray, and LUKOIL built a new music school and cultural center for young people in Langepas.

OAO "LUKOIL" has a tradition of support for Russian spiritual life, providing help to various religious centers. Part of this support is in association with the Russian Orthodox Church through the Charity and Social Service Department of the Moscow Patriarchy.

Competition for Social Projects

The Company subsidiary LUKOIL-Perm held the third competition for social projects in Perm Region in 2004. The main point of the competition, which is organized in association with local administrations in the Region, is to involve non-profit organizations and local people in social projects. OAO "LUKOIL" provides a part of the financing for selected projects, which include creation of a beach by a water space in the Region and upkeep of local forests. A similar competition was held in Volgograd Region last year.

Help for Peoples of the Far North

It is natural that assistance to populations in the Far North of Russia should have a special place in the Company's social policy, since a large part of LUKOIL Group's production operations are located there. This involves respect for and understanding of the life style and needs of indigenous people. LUKOIL provides for needs of local people in Yugra (Khanty-Mansiisk Autonomous District) where its main production subsidiary, LUKOIL-West Siberia, carries out production. Assistance includes building of cottages for local inhabitants. LUKOIL also provides compensation for use of land by agreement with local community leaders.

Sport

LUKOIL encourages sport and fitness initiatives among its employees and local communities in regions where it has industrial operations. In particular, the Company supports the Children's Football League, an inter-regional organization of 150 Russian football clubs for children, which holds tournaments inside Russia and participates in international tournaments.

As an official sponsor of the Russian Olympic Committee, LUKOIL helped to train Russian athletes for the 2004 Olympic Games in Athens. The Company also continues to support prominent Russian teams in various sports, including the football team Spartak Moscow, the water polo team LUKOIL-Spartak (Russian league and cup winner in 2004), and the Astrakhan handball team LUKOIL-Dinamo (runner-up in the 2004 Russian handball championship).

Sport for LUKOIL is not just a matter of human endeavor. It is also an opportunity for testing Company products to the limits. The speedway team, LUKOIL-Bashkiria, won the Russian cinder-track racing championship in 2004, running on Company motor oils. Also in 2004 LUKOIL-Racing Team took first place in the Formula-LADA and Formula-Rus competitions.

Report of the Board of Directors of OAO "LUKOIL" on the results of the development of OAO "LUKOIL" of priority lines of business and promising areas for the development of OAO "LUKOIL"

In 2004 the Board of Directors of OAO "LUKOIL" operated in accordance with its authorities as defined in the Federal Law *On Joint Stock Companies*, the Charter of the Company and the *Regulations on the Board of Directors of OAO "LUKOIL"*.

Pursuant to the Work Plan of the Board of Directors for 2003–2004 (minutes No. 28 of 15 July 2003) and the Work Plan of the Board of Directors for 2004–2005 (minutes No. 26 of July 2004), in the reporting year nine formal meetings were held on the most important issues of the development of the Company, as well as 42 meetings conducted by absentee/distance voting.

The Board of Directors of the Company performs the overall management of the operations of the Company, except for issues assigned by the law and the Charter to the competence of the General Shareholders Meeting.

The year 2004 was notable for significant growth in the share value of the Company and the high liquidity of OAO "LUKOIL" securities on both the Russian market and abroad.

In the reporting year the Company's share price increased by more than 30%, while the rise in the RTS index in the same period was approximately 8%. The monthly volume of trading in the Company's securities on the London Stock Exchange was consistently above USD 2 billion, which allowed OAO "LUKOIL" to take first place in trading volume among all foreign issuers with securities trading on the LSE.

The total shareholder return for 2004 was 53%.

In 2004 the Board took several decisions that determined the priority areas for the further development of the Company.

The most significant event in the work of the Board of Directors in 2004 was the adoption of the Strategic Development Programme of the LUKOIL Group for 2005–2014 (minutes No. 39 of 22 October 2004), as well as the determination of priority areas of activity of OAO "LUKOIL" in 2005 (minutes No. 49 of 24 December 2004).

This programme determines the strategic development goal of the LUKOIL Group to be the achievement of the level of the leading world vertically-integrated oil companies, on the basis of stable competitiveness, dynamic growth in capitalization, investment appeal, financial efficiency and cutting-edge management.

Considering the issue "On priority areas for the operations of OAO "LUKOIL" in 2005", the Board of Directors identified the following main areas:

1. ***In the area of financing:***
The main task of the Company in the medium term is to increase the return on capital employed above the level of its main international competitors, i.e. above 15%. Based on this, in 2005 the Company should ensure not less than USD 2.5 billion in net profits, return on capital employed of not less than 10.2–11%, and a free cash flow of not less than USD 200–500 million, even if world oil prices drop to USD 28 per barrel for Brent oil.

2. ***In the area of the investment process:***
Improvement of the quality of the investment process, taking into account that the Company lags behind its main foreign competitors in ROACE (return on average capital employed), which together with the higher cost of capital leads to a much smaller capitalization of OAO "LUKOIL" per barrel of production or reserves.

3. ***In the area of investor relations:***
Increase in investment appeal and creation of conditions for a further increase in the Company's market capitalisation.

4. ***In the Exploration and Production business segment:***
Increase in the market value of the Company's oil and gas reserves.

5. ***In the business segment Refining and Distribution:***
Increase in the profitability of operations. Increase in the unit value of oil stock when refined by Russian subsidiary refineries, through an optimization of capacity utilization, increase in the share of high-value-added products (high-octane fuels, motor oil, including packaged oils, and jet fuel).

In addition to strategic planning, the Board of Directors took stock of results for 2003 and the first half of 2004, and also defined objectives for the near term. This activity was carried out within the framework of the issues "On the preliminary results of the operations of OAO "LUKOIL" for 2003 and objectives for 2004 and the near term. Comparative data on the Company's operating indicators for the past years" (minutes No. 1 of 13 January 2004), "On preliminary results of the operations of OAO "LUKOIL" in the first half of 2004 and progress in the implementation of the budget and investment programme in 2004 (minutes No. 32 of 3 September 2004), and also "On the main indicators of the draft plan, budget and investment programme of the LUKOIL Group for 2005 (minutes No. 39 of 22 October 2004).

Assessing the LUKOIL Group's performance in various business segments, the Board of Directors noted the successful growth of the main indicators of the Company's development.

Thanks to exploration work, in 2004 the LUKOIL Group's hydrocarbon reserves grew by 3.4% (taking production into account). The level of replenishment of hydrocarbon production with new reserves was 102.3%.

Oil production by the LUKOIL Group in 2004 was 86.2 million tonnes* (1,738,000 bbl/day).

* By US GAAP methodology; includes production by subsidiaries and a pro rata share in the production of associates.

Gas production by the LUKOIL Group in 2004 was 6.47 billion m^{3*} (624 million cubic feet/day). The Company's average daily production was 14% higher than in 2003.

Oil refining volume grew by 4%, taking into account processing at third-party refineries, and was equal to 45.3 million tonnes, compared to 43.5 million tonnes in 2003.

Retail sales grew significantly in 2004. The retail network sold 8.4 million tonnes of oil products, 37% more than in 2003.

In the process of planning the activity of the Company and the LUKOIL Group as a whole, the Board of Directors has consistently studied in depth and designated specific steps in the development of individual business segments of the LUKOIL Group. This work was carried out within the framework of the following issues:

- ***On the state and prospects of the international projects of OAO "LUKOIL" in the area of exploration and production (minutes No. 1 of 13 January 2004)***

  In January, at its first meeting of 2004, the Board of Directors considered the state and prospects of the international projects of OAO "LUKOIL" in the area of exploration and production. It was noted at the meeting that over the past ten years a portfolio of foreign assets has been created that meets the main requirements of the Company's development strategy. Major exploration projects are located in Azerbaijan (D-222), Columbia (Condor), Iran (Anaran) and Egypt (North-East Geisum and West Geisum). Projects at the stage of development and commercial production of hydrocarbons are concentrated mainly in Kazakhstan (Karachaganak, Kumkol, Tengiz) and in Egypt (WEEM and Meleya).

- ***On progress in the implementation of the LUKOIL Group Restructuring Programme (minutes No. 14 of 16 April 2004)***

  An important stage in this work was the transaction on the sale of the Company's 100% share in the charter capital of OOO LUKOIL-Burenie and a controlling shareholding in OAO Bank Petrocommerce. In the reporting year, the Company's Management Committee approved a programme on the further restructuring of the LUKOIL Group, which stipulates a reduction in the total number of organisations in the LUKOIL Group by more than 190 in 2004–2006; among other things, a decision was taken to sell a controlling shareholding in ZAO LUKOIL-Trans.

  In total in 2004, as a result of the sale outside the LUKOIL Group of equity interests of the Company and its subsidiaries in the charter capital of organisations, the reorganisation of organisations through their incorporation into other LUKOIL Group companies, and the liquidation of companies, the number of organisations in the LUKOIL Group was reduced by approximately 70.

- ***On the implementation of the OAO "LUKOIL" Human Resources Policy (minutes No. 14 of 16 April 2004)***

  On 16 April the Board of Directors approved the work of the Management Committee on implementing the provisions of the Company's Human Resources Policy and Social Code. Audits of the human resources management system were performed at 17 organisations. Every year up to 800 graduates of higher education institutions are hired by LUKOIL Group organisations. Currently 17 of the Company's 20 training centres have state

* By US GAAP methodology; includes production by subsidiaries and a pro rata share in the production of associates.

licences to perform educational activity. Nearly 38,000 employees of LUKOIL Group organisations received training in the centres last year. The total number of non-state pensions received by Company veterans as at the beginning of 2004 was more than 7,000.

- ***On the Company's proved and partially explored reserves of oil and gas as at 1 January 2004 and prospects for increasing them. Analysis of costs on increasing reserves (minutes No. 32 of 3 September 2004)***

  The Board of Directors considered the issue of the Company's proved and partially explored oil and gas reserves and noted that in terms of reserves of commercial categories under the Russian classification and proved hydrocarbon reserves under the international classification, the LUKOIL Group holds a leading position among major Russian and foreign companies.

  The Company invests significant funds in exploration work in new regions of the country, which allows it to prepare alternatives to old regions in which the raw-materials base has been substantially exhausted.

  In the past few years alone promising new regions have been added to the Company's extensive range of activity: the Russian sector of the Caspian Sea and the Nenetsky and Yamalo-Nenetsky Autonomous Districts.

- ***On the planned Strategic Partnership with ConocoPhillips as one of the priority areas of activity of OAO "LUKOIL" (minutes No. 36 of 29 September 2004)***

  On 29 September, the Board of Directors of OAO "LUKOIL" approved the main terms of the strategic alliance with ConocoPhillips as one of the priority areas of activity of OAO "LUKOIL". As a result of the alliance, ConocoPhillips became a strategic investor in OAO "LUKOIL".

  This partnership has been supported by the governments of both Russia and the USA and will further the development of the Russian–American energy dialogue, including shipments of Russian oil to the USA.

  By mutual agreement, OAO "LUKOIL" and ConocoPhillips will found a joint venture, 70% of which will be owned by OAO "LUKOIL" and 30% by ConocoPhillips. This will allow ConocoPhillips to take part in the development of hydrocarbon reserves located in the northern part of the Timan-Pechora oil-and-gas province. It is planned that by 2008 the joint venture's oil production and sales will reach about 200,000 barrels of oil per day.

  Oil produced at the deposits of the joint venture will be transported by pipeline to the terminal owned by the LUKOIL Group in the village of Varandei on the shore of the Barents Sea (Nenets Autonomous District), and then shipped by tanker to international markets.

- ***On the development of the international operations of the Refining, Marketing and Distribution business segment (minutes No. 39 of 22 October 2004)***

  In October 2004 the Board of Directors determined the main areas and target figures of the development of the international operations of the RMD business segment. The LUKOIL Group plans to increase oil refining at its foreign refineries to 11 million tonnes of oil stock in 2005, as compared to 8.4 million tonnes in 2004. The expansion in the volume of refining is due mainly to the commissioning after reconstruction of the oil refinery in Ploiesti, Romania, where 2.4 million tonnes of oil stock are planned to be refined in 2005.

- ***On the state and prospects of the international projects of OAO "LUKOIL" (minutes No. 49 of 24 February 2004)***
  The Board of Directors determined that the Company's activity in 2004 on developing international projects in the field of exploration and production of oil and gas had been carried out in accordance with the approved strategy and corresponding plans, and noted the high rates of development of the Company and LUKOIL Overseas Holding Ltd outside the Russian Federation. The Board of Directors also recognized that expansion of the scope of international operations in exploration and development are an important factor in the growth of the Company's share value.

Striving to increase the level of transparency of OAO "LUKOIL" and examining issues of increasing the quality of corporate governance as one of the means of raising the investment appeal of the Company, at its meetings the Board of Directors seeks to ensure that proper attention is given to the degree of information openness of the Company.

A key role in the organisation and control over the process of compliance with the norms of corporate governance is played by the Committees of the Board of Directors elected in accordance with the established procedure after the General Shareholders Meeting and reporting to the Board of Directors of OAO "LUKOIL". In 2004 at its meetings on 24 June (minutes No. 23) and 18 August (minutes No. 29) the Board of Directors approved the memberships of the Strategy and Investment Committee, the Audit Committee, and the Human Resources and Compensation Committee. In full compliance with the Code of Corporate Governance recommended by the Federal Commission on the Securities Market, the following independent directors were approved as the Chairmen of the Committees: Mark Mobius as Chairman of the HR and Compensation Committee, Richard Matzke as Chairman of the Strategy and Investment Committee, and Oleg E. Kutafin as Chairman of the Audit Committee.

With the aim of meeting the requirements of the Code, and also to maintain the Company's shares on the A quotation list of the first level of Russian exchanges, the Board of Directors made an addendum to the *Regulations on Information Policy of OAO "LUKOIL"*, mandating that members of the Board of Directors of the Company provide information on ownership of securities of the Company, its subsidiaries and associates, and also on transactions with such securities and intentions to carry out such transactions (minutes No. 38 of 12 October 2004).

On 24 December 2004 (minutes No. 49) the Board of Directors adopted the *Regulations on Internal Control and Internal Audit at OAO "LUKOIL"*. Point 4.9 of these Regulations stipulates the obligation of the Control and Internal Audit Service of the Company to report any identified violations to the Audit Committee of the Board of Directors.

In August 2004 the Board of Directors appointed the members of the Arbitration Tribunal of OAO "LUKOIL" (minutes No. 29 of 18 August 2004).

At the request of shareholders owning at least 10% of the voting shares in the Company, on 19 November 2004 (minutes No. 44) and 24 December 2004 (minutes No. 49) the Board of Directors adopted a decision on the convocation of an extraordinary General Shareholders Meeting of OAO "LUKOIL", approved the agenda for the extraordinary General Shareholders Meeting, and included candidates for election to the Board of Directors on the list for voting on the basis of proposals received from shareholders holding in aggregate at least 2% of the voting shares of the Company.

One of the most important areas of activity of the Board of Directors was preparing for the annual General Meeting of the Company on 24 June 2004. Issues of preparations for the General Shareholders Meeting were decided by the Board of Directors in strict compliance with the requirements of the Federal Law *On Joint Stock Companies* and the Company Charter. Within the framework of preparations for the General Shareholders Meeting, the Board of Directors at their meeting of 4 February (minutes No. 5) included on the agenda for the annual General Shareholders Meeting proposals made by shareholders who are the owners of at least 2% of voting shares, determined the list of candidacies for voting in elections to the Board of Directors of the Company and the Audit Commission of the Company.

On 16 April 2004 (minutes No. 14) the Board of Directors approved the date for the preparation of the list of persons entitled to participate in the Meeting, the agenda of the annual Meeting, and the text and form of the ballots, and gave preliminary consideration to draft decisions on issues on the Meeting agenda, and also other organisational issues. An addendum to this decision was made on 30 April 2004 (minutes No. 16).

At the meeting on 24 May 2004 (minutes No. 19), the Board of Directors tentatively approved the OAO "LUKOIL" annual report for 2003 to submit it to the general shareholders meeting.

Within the framework of its authority, at its meeting on 19 July 2004 the Board of Directors approved the 15 members of the Management Committee of OAO "LUKOIL" and approved the main terms and conditions of the contracts to be concluded with the President and members of the Management Committee (Minutes No. 26).

The authorities of the Board of Directors of the Company include the approval of interested-party transactions before they are carried out, except for transactions, approval of which is assigned to the authorities of the general shareholders meeting. Such transactions are approved by the Board of Directors by distance voting. In total the Board of Directors approved about 300 transactions in 2004.

Based on the results of the Company and the LUKOIL Group in 2004, the activity of the Board of Directors of OAO "LUKOIL" was recognised as positive.

Dividends accrued and paid on OAO "LUKOIL" shares in 2001–2003*

Year	Amount of dividends (roubles)	Accrued, million RUR	Paid***, million RUR	Share of net profits of OAO "LUKOIL" used for dividend payments, %
for 2001	15.00	12,758	12,710	60
for 2002	19.50	16,586	16,548	35
for 2003	24.00	20,414	20,221	42
for 2004	On 27 April 2005 the Board of Directors of OAO "LUKOIL" recommended to the General Shareholders Meeting of 28 June 2005 that it approve the payment of dividends based on the Company's 2004 performance in the amount of 28 roubles per ordinary share.			

* Information on dividends accrued and actually paid on OAO "LUKOIL" shares for 2001, 2002, and 2003 is given as at 31 December 2004

** Dividends were not paid for the following reasons:
- returned by mail (incorrect mailing details),
- returned by bank (incorrect banking details),
- not sent due to a lack of banking and mailing details

Description of the main risk factors associated with the operations of OAO "LUKOIL"

The operations of OAO "LUKOIL" are associated with a number of risks, which under certain circumstances may affect the results of the Company's activity and the value of its securities. These risks can be divided into the following main groups:

- *sectoral risks,*
- *country and regional risks,*
- *financial risks,*
- *legal risks,*
- *other risks.*

Sectoral risks

OAO "LUKOIL" has active operations on the domestic and international markets as a seller of crude oil, oil products, and natural gas.

The Company's activity depends significantly on world energy prices.

World prices on oil, oil products and gas have historically been subject to significant fluctuations, which depend on a large number of factors:

- the state of world economy and also the economic and political situation in oil-producing regions;
- world supply and demand, as well as expected future supply and demand for oil and gas (to a lesser degree);
- the capabilities of OPEC and other exporting countries to control the level of world prices;
- the cost and availability of alternative energy sources;
- the actions and resolutions of Russian and foreign government authorities, including in respect of taxation and export regulations;
- climatic conditions in countries that are the largest oil and gas consumers.

OAO "LUKOIL" cannot affect the factors that determine oil and gas prices. Despite the fact that energy prices have remained at a high level over the past several years, there is a risk that they may fall in the medium and long term. In the event of an unfavourable price climate, OAO "LUKOIL" will be forced to reduce current costs, reconsider its investment projects, and accelerate the sale of non-core assets and also some of its marginal deposits.

Despite the development of alternative means for bringing oil to consumers (for example, by rail and through the construction of the Company's own pipelines), OAO "LUKOIL" depends substantially on the state-owned company OAO AK Transneft, which controls a significant share of the mainline pipeline system. Accordingly, the Company's ability to export crude oil is limited by the rules for access to the Transneft pipeline system.

The following risks are associated with the use of the Transneft pipeline system:

- since the throughput capacity of the pipelines is limited, the Company cannot easily increase its export shipments should the need arise;

- tariffs and access to the Transneft pipeline system are controlled by the state. Outstanding problems in relations with the state could lead to the Company losing access to the pipeline system;
- an increase in tariffs for the use of the Transneft pipeline system could negatively affect the Company's finances;
- the pipeline system mixes oil being transported by the Company with oil received from other oil companies with access to Transneft pipelines; as a result, the oil delivered by OAO "LUKOIL" is a blend arising as a result of the mixing within the pipeline system, and may differ from the oil that is actually produced by the Company; this could have a negative effect on the price of oil that OAO "LUKOIL" ships for export.

The proved gas reserves of the LUKOIL Group constitute about 20% of its total hydrocarbon reserves in oil equivalent, but this gas can only be delivered to consumers through the gas pipeline system of OAO Gazprom. A refusal by the Russian government to grant independent companies access to Gazprom's natural gas export transport system could have a considerable negative effect on the Company's activity.

The sale of gas on the domestic market is a very low-margin activity, because domestic market prices are significantly lower than world prices, and is associated with the risk of worsening of existing contractual relations with OAO Gazprom, as well as the risk of a worsening of OAO Gazprom's tariff policy.

The Company sells a significant part of its oil and oil products on the domestic market, which carries with it the following material risks:

- historically lower domestic prices on oil and oil products have a negative effect on the business performance of OAO "LUKOIL";
- the state authorities may order that significant deliveries of oil and oil products be made for the needs of the Ministry of Defence, the agricultural sector, etc., at prices lower than those on the domestic market.

The oil industry is distinguished by a high level of competition. OAO "LUKOIL" constantly competes with other Russian and international oil companies for the right to obtain licenses for specific deposits, access to export terminals, refining capacity, etc. The Company may also encounter competition from suppliers of alternative energy sources, due to the continuing high prices on hydrocarbon raw materials and the possible future exhaustion of its reserves. Risks related to the competitive struggle may have a negative effect on the image of the Company and demand additional financial expenditures.

There are potential environmental risks associated with the production of oil and gas. The elimination of oil spills and other industrial accidents may have a substantial negative effect on the financial performance of OAO "LUKOIL".

The invention of new oil-refining technologies may require major investments in re-equipping facilities or the construction of new facilities.

Country and regional risks

The LUKOIL Group operates throughout the Russian Federation and in a number of foreign countries, among which are the USA, the Baltic states, Ukraine, Kazakhstan, Azerbaijan, Bulgaria, Romania, Egypt, Columbia and Iraq.

The Group's main oil production and refining capacity is located in Russia. Despite the fact that positive changes have occurred in Russia over the past several years in all social spheres – steady economic growth, political stability, successful economic reforms – Russia remains a developing state with an unstable political, economic and financial system. Oil production and refining in Russia is associated with a whole array of risks.

Risks associated with the operations of OAO "LUKOIL" in the Russian Federation:

Political risks

Russia's political system is in the formative stage and is constantly being reformed, and for this reason it is still insufficiently stable, which entails the following risks for the Company:

- The possibility of a change in the foreign or domestic policies of the country's leadership, which may negatively affect the investment appeal of the country as a whole and OAO "LUKOIL" in particular, and may limit the Company's fundraising capabilities;
- The probability of a negative change to legislation, including tax legislation, aimed at maximising government revenues received from the raw-materials sectors of the economy;
- The possibility of conflicts between federal and regional authorities.

Economic risks

Russia has encountered many economic problems since the collapse of the USSR (such as a fall in production, hyperinflation, devaluation, large state debt, growth in the shadow economy, the 1998 financial crisis, etc.). The majority of the operating indicators of the activity of OAO "LUKOIL" in Russia are associated with substantial economic risks caused both by the duration and depth of the economic contraction and by specific features of today's Russian economy:

- The immaturity and weakness of the Russian financial system may hinder the Company's access to investment resources (financial risks are discussed in more detail below);
- the Russian economy is poorly diversified and depends to a large extent on world commodity prices; a significant extended fall in world commodity prices may lead to a fall in the profits of companies that produce raw materials, and subsequently to the contraction of the entire Russian economy;
- the obsolete infrastructure of the Russian economy, which does not meet modern standards, has a substantial negative effect on the Company's ability to develop its oil-production and oil-refining businesses.

In order to minimise economic and financial risks, OAO "LUKOIL" strives to diversify the sources of finance for its operations, attracting funds on both the Russian and international financial markets, and is expanding the geography and range of its product mix.

Risks associated with production and refining operations in foreign countries:

The risks associated with the operations of the LUKOIL Group in foreign countries vary materially from country to country. The following main risk groups by country can be identified:

Countries formerly part of the USSR: Ukraine, Kazakhstan, Azerbaijan, and Uzbekistan

The Company's risks in these countries are comparable to the risks associated with Russian operations.

Bulgaria and Romania

These countries are candidates for entry into the EU. The transition process carries with it substantial risks related to changes to the legislation of these countries and to changes in the terms of trade between Russia and these countries.

Egypt, Saudi Arabia, Columbia, Iran and Iraq

Operations in these countries carry the following risks:

- possibility of political instability, as well as the revision of contractual obligations by the leadership of these countries;
- possibility of the suspension or termination of the Group's operations in these countries due to the introduction of international sanctions;
- existence of a terrorist threat against both the Group's assets and its employees.

Specifically, the opportunities to develop the Group's business in Iraq may go unrealized.

Financial risks

The Russian banking system remains immature and crisis-prone. The majority of Russian banks do not meet international banking standards, while the transparency of the Russian banking sector lags far behind international norms. The Company is forced to conduct banking operations with a limited number of solvent Russian banks. The possibilities of a banking crisis or the bankruptcy of individual banks may have a negative effect on the Company's ability to work with Russian banks, and may also negatively affect the Company's business, financial position, and business performance.

The Company faces inflation and currency risks, as well as interest-rate risks, all of which may have a negative effect on its performance.

Inflation risks

Despite the consistently lower rates of inflation over the past several years and the favourable outlook for lower inflation in future, the Company faces inflation risks that may have a negative effect on its operating results. Some of the Company's expenses, including wage costs, depend to a significant degree on the overall level of prices in Russia, while most of its income is expressed in or tied to US dollars and is determined primarily by world oil prices. Higher inflation rates, if not matched with corresponding devaluation of the Russian rouble vis-à-vis the US dollar or an increase in oil prices, may have a negative effect on the Company's financial performance.

Currency risks

Fluctuations in exchange rates affect the operating results of OAO "LUKOIL". The Company receives the majority of its revenues from export operations on the sale of oil and oil products, the price of which is tied to the US dollar. The export receivables of LUKOIL Group organisations are denominated in US dollars and other convertible currencies, while domestic receivables are denominated in roubles. The majority of the day-to-day expenses are incurred in roubles, while part of the Company's capital expenditures are denominated in foreign currency. The majority of the loans of OAO "LUKOIL" are denominated in a currency other than the rouble, mainly in US dollars and euros. The financial performance of OAO "LUKOIL" may be positively or negatively affected by fluctuations in the exchange rate of the rouble against other currencies, especially the US dollar and the euro. On one hand, an increase in the exchange rate of the dollar and euro against the rouble would positively affect the Company's revenues (in roubles), while on the other hand the Company would incur additional expenses related to negative exchange-rate differences on foreign-currency borrowings previously received.

Interest-rate risks

The Company is a major borrower on both the international and domestic capital markets. The Company requires these borrowings to finance its current operations and its investment projects.

The international capital markets are the main source of borrowings. For this reason the Company is sensitive to changes in interest rates, especially those of the US Federal Reserve System. Since the American economy has shown strong signs of recovery, there is a high risk that the Federal Reserve will raise interest rates, which will lead to a rise in the cost of borrowing for OAO "LUKOIL". An increase in the cost of borrowing for the Company will have a negative effect on its solvency and liquidity. On the other hand, the rising creditworthiness of OAO "LUKOIL", which is reflected in the improvement in its credit ratings, and the rise in the creditworthiness of Russia are important factors in decreasing the Company's future borrowing costs.

Legal risks

Risks associated with changes in currency regulation

Possible changes in currency regulations, which may affect the mandatory repatriation of part of foreign-currency proceeds and restrictions on investments by Russian companies outside Russia and in instruments denominated in freely convertible currency may lead to losses for the Company should the rouble exchange rate weaken.

Risks associated with changes in the rules on customs control and duties

There are risks associated with changes in the rules on customs control and duties. In particular, a possible increase in export customs duties on oil and oil products could have a negative effect on the Company's financial results.

Risks associated with legislation on the subsoil

In the event of a possible change to requirements on licensing subsoil use, there is a risk that the licensing procedure will become more difficult, and specifically that possible restrictions will be introduced on participation in tenders and auctions to obtain subsoil usage rights, as well as an expansion of the list of grounds for the termination and suspension of licenses. This may have a negative effect on the Company's operations and the value of its assets.

Risks associated with changes in tax legislation

Russian tax legislation has not existed as long as that of countries with a more developed market economy, and therefore the practice of the state's application of tax legislation is frequently unclear or contradictory. This leads to the existence of more substantial tax risks in Russia than in any country with a more mature tax system.

The Russian tax system is currently undergoing reforms. However, this does not guarantee that the tax burden will be reduced and a more efficient tax system created. If additional tax collection measures are instituted, the Company may be forced to pay higher taxes, which may have a negative effect on its operations.

Other risks

If Group organisations fail to discover and develop additional reserves, the level of reserves and volume of production will fall significantly from current indicators, which would have a negative effect on operating results and the Company's financial position.

Information on the Group's reserves consists of calculated data and depends on a number of variables and assumptions. The actual output of deposits, the profitability of production, and development costs may differ from estimates, and these differences may be material.

A number of risks exist for the Company when performing exploratory drilling, including the risk of the failure to discover commercially productive reserves of oil and natural gas, equipment failures or late delivery of equipment, adverse weather conditions, etc.

A number of the Group's international projects involving reserves, production and refining are being carried out in politically, economically and legally unstable regions.

If the Company is unable to successfully integrate companies it acquires, this may slow rates of growth and cause harm to its operations and finances.

Under Russian law, in certain cases the Company may be held liable for obligations of subsidiaries.

The LUKOIL Group organisations are involved in a number of court proceedings that relate to its operations. Despite the fact that these court cases have the potential to cause significant losses for the Company, there are currently no grounds to assume that their end result will have a material effect on the Company's performance results.

List of transactions recognised as interested-party transactions in accordance with the Federal Law *On Joint Stock Companies* performed by OAO "LUKOIL" in 2004

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
1	ZAO LUKOIL-Trans	Supplemental agreement to Agreement No. 0311023 of 25 August 2003 on lease of non-residential premises.	Establishment of a monthly lease payment of 4,000 roubles for the entire premises, plus VAT of 720 roubles	The premises are located at: Petrovskoe post office, Kashirskoe shosse, bldg. 3, Leninsky region, Moscow oblast. The non-residential premises (a warehouse) are used to store automotive spare parts, tyres and other factory supplies. The premises has a total area of 88 m^2. The supplemental agreement enters into force from the time of its signing and extends to relations between the parties arising from 1 January 2004.	The monthly lease payment is 4,000 roubles, plus VAT of 720 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
2	OOO LUKOIL-ENERGOGAZ	Supply contract.	The Supplier undertakes to supply, and the Buyer to accept and pay for, products (work clothing) in the assortment and quantity, at the prices and by the deadlines agreed upon by the parties in the Supplemental Agreements to the Contract.	The Contract enters into force from the time of its signing and will remain in force until 31 December 2004, and as regards mutual settlements – until they have been completed in full. The assortment, quantity, price and delivery deadline of products (work clothes) shall be agreed by the parties in supplemental agreements to the Contract.	No financial terms stipulated. This is a framework agreement.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
3	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to the Supply Contract.	The Supplier undertakes to provide the Buyer with work clothing.	Quantity of work clothes – 197 outfits. Delivery deadline – 45 working days from the date when pre-payment for the products is debited from the Buyer's settlement account.	1,656,579.70 roubles, including VAT of 252,698.60 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
4	ZAO RITEKtrading	Contract on the supply of oil	The Supplier undertakes to provide the Buyer with crude oil.	The period of supply runs from 1 January 2004 to 31 January 2004. The Supplier undertakes to provide the Buyer with crude oil in an amount up to 1,000,000 tonnes.	2,900,000,000 roubles, including VAT.	Valery Isaakovich Grayfer	Board of Directors of OAO "LUKOIL"
5	ZAO LUKOIL-Trans	Contract on the delivery of automobiles.	Supply of automobiles to the Buyer by the Seller.	Effective term of the agreement: up to 31 December 2004, and as regards mutual settlements – until they have been completed in full. This is a framework agreement. The specific terms of delivery in each case (technical specifications of the automobiles, delivery deadline, price) will be set forth in the relevant supplemental agreements.	The approximate value of the transaction is 71,300,000 roubles, including VAT.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
6	OOO LUKOIL-ENERGOGAZ	Contract on supply of oil products, provision of agency and other services.	The Supplier undertakes to provide, and the Buyer to accept and pay for, lubricants and additives.	The period of supply runs from 1 January 2004 to 31 March 2005.	The approximate value of the transaction is 612,011,600 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
7	OAO LUKOIL-Arctic Tanker	On the termination of obligations through novation	Replacement of the Enterprise's obligation to repay loan debt to the Company (loan agreements No. 997-1232 of 22 August 1997 and No. 998-0061 of 20 January 1998; indemnity contracts No. 01M0299 of 27 March 2001 and No.	The loan is provided from 1 May 2003 to 31 March 2020, with an early repayment option. Interest rate on the loan – 0.1% per annum.	3,175,484,402.10 roubles.	Anatoly Alexandrovich Barkov Matytsyn Alexander Kuzmich Ivan Alexeevich	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			0210186 of 20 February 2002) with a loan obligation of 3,175,484,402.10 roubles.			Maslyaev	
8	OAO LUKOIL-Arctic Tanker	On the termination of obligations through novation.	Replacement of the Enterprise's obligation to repay debt to the Company under seven loan agreements (No. 01M0800 of 1 July 2001, No. 01M0761 of 9 August 2001, No. 200-0574 of 19 July 2000, No. 200-0893 of 9 November 2000, No. 200-0956 of 29 November 2000, No. 01M0125 of 23 February 2001, and No. 01M0608 of 3 July 2001) with a loan obligation of 2,638,515,624.03 roubles.	The loan is provided from 1 May 2003 to 31 March 2020, with an early repayment option. Interest rate on the loan – 0.1% per annum.	2,638,515,624.03 roubles.	Anatoly Alexandrovich Barkov Alexander Kuzmich Matytsyn Ivan Alexeevich Maslyaev	Board of Directors of OAO "LUKOIL"
9	OOO Kaspiyskaya Neftyanaya Kompaniya [Caspian Oil Company]	Supplemental agreement to loan agreement No. 0210565 of 20 June 2002.	The loan is provided to finance the work of OOO Caspian Oil Company in 2003–2004 in accordance with the budget of OOO Caspian Oil Company for 2003–2004, as approved by the Board of Directors of OOO Caspian Oil Company.	The loan was provided in instalments during 2003-2004, on the written instructions of the Borrower.	143,212,160 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
10	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contracting Agreement No. 0310103 of 3 February 2003.	The Client instructs and the Contractor undertakes to perform technical maintenance, overhaul and day-to-day repair work on technical systems and security equipment (including security alarm systems, systems for monitoring and controlling access, video surveillance systems, information security systems, anti-terrorist security systems and environmental protection	The Client's site is located at: Sretensky bulvar 11, Moscow.	The monthly cost of the work is 520,000 roubles, plus VAT of 93,600 roubles. Total with VAT – 613,600 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			established at OAO "LUKOIL").				
11	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0310561 of 27 May 2003 on performance of work on the technical inspection of computer components and office equipment.	Introduction of changes to the cost of performance of the work indicated in Appendix No. 1 to the contract.	No other material terms stipulated.	The approximate value of the contract concluded is 4,000,000 roubles, plus VAT of 720,000 roubles. Total with VAT -4,720,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
12	OOO Naryanmarneftegaz	Sub-commission contract	The Sub-Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	Conclusion of a sub-commission contract is planned for approximately January 2004.	The approximate value of the transaction is 1,472,500 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
13	Non-profit organisation LUKOIL-GARANT Non-State Pension Fund	Joint pension contract.	The subject of the agreement is non-state pension coverage of the individual participants designated by the Depositor according to the procedure and on the terms and conditions set forth by Russian legislation and the Pension Rules of the Fund.	The amount of the pension contributions to be made by the Depositor is established by the relevant additional agreement (agreements) to the contract, which is (are) an integral part thereof.	No financial terms stipulated.	Mikhail Pavlovich Berezhnoi Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
14	OOO LUKOIL Western Siberia	Contract on purchase-sale of shares in OAO Nakhodkaneftegaz	The Seller undertakes to transfer into the ownership of the Buyer, and the Buyer undertakes to accept and pay for, one share in Open Joint Stock Company Nakhodkaneftegaz.	The Buyer shall pay the Seller the amount indicated in the Contract within 20 working days after the signing of the Contract.	26,417 (twenty-six thousand four hundred seventeen) roubles	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
15	OOO LUKOIL Western Siberia	Contract on purchase-sale of one share in open joint stock company Neftegazovaya kompaniya Yamalneftegazdobycha [Yamalneftegazdobycha Oil and Gas Company]	The Seller undertakes to transfer into the ownership of the Buyer, and the Buyer undertakes to accept and pay for, a share in Open Joint Stock Company Oil Company Yamalneftegazdobycha.	The Buyer shall pay the Seller the amount indicated in the Contract within 20 working days after the signing of the Contract.	12 (twelve) roubles	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
16	Non-profit organisation LUKOIL-GARANT Non-State Pension Fund	Supplemental agreement to Contract No. 994-515 of 14 August 2000 on non-state pension coverage.	Rewording Contract No. 994-515 of 14 August 2000 *On Non-State Pension Coverage*, the subject of which is non-state pension coverage of the individual participants designated by the Depositor according to the procedure and on the terms and conditions set forth by Russian legislation and the Pension Rules of the Fund.	The amount of the pension contributions to be made by the Depositor is established by the relevant additional agreement (agreements) to the contract, which is (are) an integral part thereof.	No financial terms stipulated.	Mikhail Pavlovich Berezhnoi Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
17	ZAO LUKOIL-Inform	Supplemental agreement to Agreement No. 0210991 of 1 September 2002 on the lease of non-residential premises	Introduction of amendments to agreement No. 0210991 of 1 September 2002 on lease of non-residential premises regarding the change in the VAT rate from 20% to 18%.	The terms of the supplemental agreement shall apply to relations between the parties arising from 1 January 2004. The object of the lease is non-residential premises located in the building at: Sushchevsky val 2, Moscow. The lease payment for use of the premises is established based on a calculation of 9,794 roubles plus VAT per m^2 of the premises per year	The total monthly payment is 718,471.52 roubles, plus VAT.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
18	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan on the terms stipulated by the Contract, and the Borrower undertakes to return the funds received by the dates and pursuant to the procedure indicated in the Contract.	The loan is provided with a payment date of up to 31 December 2012 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	75,500,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
19	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan on the terms stipulated by the Contract, and the Borrower undertakes to return the funds received by the dates and pursuant to the procedure indicated in the Contract.	The loan is provided with a payment date of up to 31 December 2012 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	939,000,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
20	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan on the terms stipulated by the Contract, and the Borrower undertakes to return the funds received by the dates and pursuant to the procedure indicated in the Contract.	The loan is provided with a payment date of up to 31 December 2012 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	1,516,300,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
21	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan on the terms stipulated by the Contract, and the Borrower undertakes to return the funds received by the dates and pursuant to the procedure indicated in the Contract.	The loan is provided with a payment date of up to 31 December 2012 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	2,378,880,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
22	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan on the terms stipulated by the Contract, and the Borrower undertakes to return the funds received by the dates and pursuant to the procedure indicated in the Contract.	The loan is provided with a payment date of up to 31 December 2012 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	4,236,436,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
23	ZAO LUKOIL-AIK	Contract on the supply of oil	The Supplier undertakes to supply crude oil to the Buyer in 2004.	Shipments of oil are expected to be up to 370,000 tonnes.	1,073,014,800 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
24	ZAO LUKOIL-AVIA	Supplemental agreement to aircraft lease agreement No. 200-0427 of 1 September 2000.	Extension of the effective term of the lease agreement for a Yak-40 aircraft, side number 88 297, to 31 December 2006.	No other material terms stipulated.	Monthly: 30,858.66 roubles, plus VAT of 4,707.25 roubles. For the entire period from 1 January 2004 to 31 December 2004: 370,303.92 roubles, plus VAT of 56,487 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
25	ZAO LUKOIL-AVIA	Supplemental agreement to aircraft lease agreement No. 999-1354 of 1 November 1999.	Extension of the effective term of the lease agreement for a Yak-42D aircraft, side number 42 424, to 31 December 2006.	No other material terms stipulated.	Monthly: 1,667,035.92 roubles, plus VAT of 300,066.46 roubles. For the entire period from 1 January 2004 to 31 December 2004: 20,004,431.04 roubles, plus VAT of 3,600,797.52 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
26	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. A200300156/0310595 of 11 February 2003 on the supply of labels for lubricants.	The supplemental agreement establishes the product range, quantity and cost of the products to be supplied in January 2004.	Names of additional products to be supplied: Oronite D-Tect 66106 – 570 kg; Oronite D-Tect 66107 – 6,772 kg.	310,239.23 roubles, including VAT of 47,324.63 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
27	OOO Naryanmarneftegaz	Supplemental agreement to Oil Supply Contract No. 0311855 of 28 November 2003.	The Supplier undertakes to supply crude oil to the Buyer in the period from 1 January 2004 to 31 December 2004.	Shipments of oil are expected to be up to 500,000 tonnes. Change in the details of the Supplier. The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 January 2004.	1,000,050,000 roubles, including VAT.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
28	ZAO LUKOIL-Chernomorye	Supplemental agreement to Contract No. 01M0360/TEO-E-01/506 of 28 April 2001 on the provision of transportation and forwarding services.	Rewording of point 1 of Supplemental Agreement No. 1 to the Contract as regards the regulation of the technical specifications of tankers that are loaded with export shipments of oil at the terminal facilities of OAO Novorossiysky Morskoi Torgovy Port [Novorossiysk Maritime Commercial Port] (the changes concern the deadweight of ships, the average effective load, and maximum draft when fully loaded).	The supplemental agreement enters into force from the time of signing.	No financial terms stipulated.	Yuri Filippovich Storozhev	Board of Directors of OAO "LUKOIL"
29	Bank vneshnei torgovli	Loan Agreement.	The Creditor undertakes to provide the Borrower with funds on loan in the amount and on the conditions indicated in the Loan Agreement, and the Borrower undertakes to repay the loan, pay interest and perform other obligations as stipulated by the Loan Agreement.	Credit limit: USD 12,000,000. The Loan Agreement enters into force from the date of signing by the parties. The loan is provided for a period of six months from the entry into force of the Loan Agreement; interest is charged at LIBOR (3 months) plus 5.25% per annum. No early repayment option.	341,760,000 roubles.	Alexander Arnoldovich Braverman	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
30	ZAO LUKOIL-Neftekhim	Supplemental agreement to Contract No. 0310334 of 1 April 2003 on the delivery of oil products and provision of agency and other services.	Shipments of hydrocarbon raw materials for the production of ethylene, hydrocarbon fraction, benzole, wild gasoline, and straight-run gasoline from 1 January 2004 to 29 February 2004. The approximate volume of shipments is 89,300 tonnes.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 January 2004. The approximate amount of the agency fee is 2,232,500 roubles, without VAT (USD 78,278.40, without VAT).	The approximate value of the transaction is 562,025,000 roubles, including VAT.	Alexander Kuzmich Matytsyn Leonid Arnoldovich Fedun	Board of Directors of OAO "LUKOIL"
31	ZAO Mezhdunarodny Moskovsky Bank	Contract of guarantee	The Guarantor irrevocably undertakes, jointly and severally with the Borrower (OAO RITEK), to pay the Bank at its first request any amount due for payment by the Borrower in accordance with the terms of the Agreement on the provision of a loan in foreign currency (hereinafter the "Agreement") (principal, interest, penalty interest, commissions, and other amounts) in the event that the Borrower fails to make any payment in repayment of its loan debt in accordance with the terms of the Agreement.	The maximum liability of the Guarantor under the Contract is USD 20,000,000 plus interest, commissions, expenses and other amounts due to the Bank under the Agreement, as well as possible costs related to the enforced implementation of the Agreement. For the failure to perform its obligations under the Contract, the Guarantor is obligated to pay the Bank a forfeit in the amount of 0.1 percent of the amount of outstanding obligations in roubles at the exchange rate of the Central Bank of the Russian Federation as at the date of payment, for each day of delay, starting from the fourth day from the date the Guarantor receives the Bank's request.	The approximate value of the transaction is 571,800,000 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
32	Oksana Anatolievna Davydova	Agreement on the purchase-sale of shares	Acquisition of 220 registered ordinary shares in ZAO LUKOIL-AVIA with a par value of 100 roubles each, which equals 22.0% of the total number of ordinary shares and 22.0% of the charter capital of the Company.	If the Buyer is officially refused permission by the federal anti-monopoly body to acquire the shares that are the subject of the Contract, the Seller is obligated, within 3 days of the receipt of the Buyer's written notification including a copy of the refusal of the federal anti-monopoly body, to return all funds paid under the Contract.	2,158,777 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
33	ZAO LUKOIL-Neftekhim	Contract on supply of oil products and provision of agency and other services.	The Supplier undertakes to provide, and the Buyer to accept and pay for, oil products.	Shipments of oil products are expected to be up to 700,000 tonnes. The Contract shall enter into force from the time of its signing and remain in force until 31 December 2004. The approximate amount of the agency fee is 17,500,000 roubles, including VAT (USD <u>611,460.50, including VAT</u>).	4,406,400,000 roubles, including VAT.	Alexander Kuzmich Matytsyn Leonid Arnoldovich Fedun	Board of Directors of OAO "LUKOIL"
34	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contract No. 01M1171 of 1 November 2001 on lease of a building.	The Lessee undertakes to pay the Lessor a lease payment calculated at 188.10 roubles per m^2 per year, plus VAT of 33.86 roubles. The total monthly lease payment is 280,000 roubles, plus VAT of 50,400 roubles.	The building is located at: Varshavskoe shosse 49, bldg. 3, Moscow. The supplemental agreement enters into force from the date of its signing and extends to the relations between the parties arising from 1 January 2004.	The monthly lease payment is 280,000 roubles, plus VAT of 50,400 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
35	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0818 of 30 September 1999 on lease of assets.	The lease payment is 23,227.52 roubles per month, plus VAT of 4,180.95 roubles.	The object of lease is the equipment of a photo laboratory (lenses, a computer, scanner, and other equipment). The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 January 2004.	The monthly lease payment is 23,227.52 roubles, plus VAT of 4,180.95 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
36	Non-profit organisation LUKOIL-GARANT Non-State Pension Fund	Supplemental agreement to Contract No. 994-515 of 14 August 2000 on non-state pension coverage.	Agreement on the amount of pension and special-purpose contributions to be paid for the 1st quarter of 2004.	No other material terms stipulated.	18,398,000 roubles, including: 17,521,905 roubles – pension contribution; 876,095 roubles – special-purpose contribution.	Mikhail Pavlovich Berezhnoi Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"
37	ZAO LUKOIL-Inform	Supplemental Agreement No. 67 to Contract No. 01M0898 of 17 September 2001.	Preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The terms of the supplemental agreement extends to legal relations between the parties arising from 18 December 2003. Deadline for completing an order – 5 working days from the receipt of the corresponding order.	394,583 roubles, plus VAT of 78,916 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
38	ZAO LUKOIL-Neftekhim	Supplemental agreement to Contract No. 0211332 of 27 December 2002 on the supply of goods and provision of agency and other services.	Rewording of point 5.7 of article 5 of the Contract in order to establish VAT rates in accordance with Russian legislation instead of a fixed VAT rate of 20%.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 January 2004.	236,000 roubles, including VAT.	Alexander Kuzmich Matytsyn Leonid Arnoldovich Fedun	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
39	OOO LUKOIL Western Siberia	Contract on the transfer of capacity from the export schedule for oil transport.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	Transfer of capacity from the oil transport export schedule over the course of the 1st quarter of 2004. Conclusion of a contract is tentatively planned for January 2004.	9,000,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
40	OOO SP Volgodeminoil	Contract on the transfer of capacity from the export schedule for oil transport.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	Transfer of capacity from the oil transport export schedule over the course of the 1st quarter of 2004. Conclusion of a contract is tentatively planned for January 2004.	500,000 roubles, including VAT.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
41	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0311725 of 18 December 2003 on preparation of printed materials.	Amendment of point 2.1.3 of the Contract regarding the extension of the deadlines for completion of work from 22 December 2003 to 15 February 2004.	The supplemental agreement enters into force from the date of its signing and extends to the relations between the parties arising from 22 December 2003.	1,461,050 roubles, plus VAT of 274,774 roubles. The total amount is 1,735,824 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
42	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Supply Contract No. 0311623 of 2 December 2003.	Appending article 2 of the Contract "Title to the goods" with point 2.3, which stipulates that the title to goods shipped by pipeline shall be transferred from the date of the protocol of acceptance of goods.	The supplemental agreement enters into force from the date of its signing and extends to the relations between the parties arising from 1 January 2004.	No financial terms stipulated.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
43	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. A 200300156/0310595 of 11 February 2003 on the supply of labels for lubricants.	The supplemental agreement establishes the product range, quantity and cost of the products to be supplied in February 2004.	Names of additional products to be supplied: Oronite D-Tect 66106. The amount of additional products to be supplied is 380 kg.	193,408.37 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
44	OOO LUKOIL Western Siberia	Contract on the assignment of claim to a debt	The Company shall assign and the Enterprise shall accept the right of claim against OOO Transsnaboil (Debtor) to 61,771,615.92 roubles in debt (including VAT) which arose for the Debtor to the Company under Contract No. 0211199 of 18 December 2002.	The Enterprise shall transfer the Company 61,771,615.92 roubles over the course of 10 calendar days from the date when this Contract enters into force (at the time of its signing).	61,771,615.92 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
45	OOO SP Volgodeminoil	Supplemental agreement to Agency Agreement No. 0310063/40-0363 of 20 January 2003.	Extension of the effective term of the Contract through 2004. Rewording of point 3.1 of the Contract in order to establish VAT rates in accordance with Russian legislation instead of a fixed VAT rate of 20%.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 January 2004.	8,496 roubles, including VAT.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
46	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in an amount of up to 510,896,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	The value of the transaction is up to 510,896,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
47	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in an amount of up to 477,428,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the	The Borrower will pay interest on the loan amount received at 0.1%. The loan is provided with a payment date of up to 28 February 2014 inclusive, with an early repayment option.	The value of the transaction is up to 477,428,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			Loan Agreement.				
48	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in an amount of up to 711,712,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1%. The loan is provided with a payment date of up to 28 February 2015 inclusive, with an early repayment option.	The value of the transaction is up to 711,712,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
49	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 515,424,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	515,424,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
50	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 2,396,816,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	2,396,816,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
51	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 1,997,622,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	1,997,622,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
52	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 1,049,492,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1%. The loan is provided with a payment date of up to 28 February 2010 inclusive, with an early repayment option.	1,049,492,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
53	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 2,292,976,000 roubles, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1%. The loan is provided with a payment date of up to 28 February 2011, with an early repayment option.	2,292,976,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
54	OAO Arkhangelskgeoldobycha	Agency agreement.	The Agent provides services to the Principal regarding the organisation of transportation, storage and compounding of oil of the Principal in the system of oil mainlines of OAO AK Transneft.	The agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 February 2004. The agreement shall remain in effect until 31 December 2006.	The value of the transaction is up to 100,000 roubles, including VAT.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
55	ZAO LUKOIL-AIK	Agency agreement.	The Agent provides services to the Principal regarding the organisation of transportation, storage and compounding of oil of the Principal in the system of oil mainlines of OAO AK Transneft.	The agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 February 2004. The agreement shall remain in effect until 31 December 2006.	The approximate value of the transaction is 13,500,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
56	OOO LUKOIL Western Siberia	Agency agreement.	The Agent provides services to the Principal regarding the organisation of transportation, storage and compounding of oil of the Principal in the system of oil mainlines of OAO AK Transneft.	The agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 February 2004. The agreement shall remain in effect until 31 December 2006.	The value of the transaction is up to 600,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
57	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0310561 of 27 May 2003 on the technical evaluation of computers and office equipment.	The Contractor undertakes to perform a technical evaluation of the computers, office and other equipment indicated in the Appendices to the Supplemental Agreement.	Timetable for completing the work – 1 month from the date of signing of the supplemental agreement. The agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 10 February 2004.	106,610 roubles, plus VAT of 19,189.80 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
58	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contract No. 0310054 of 28 January 2003 on provision of vehicle security and tracking services.	Adding a VOLVO – 70 (point 31) to the List of vehicles of the Client to be guarded and tracked, as determined by Appendix No. 1 to Supplemental Agreement No. 03100540001 of 15 April 2003 to the Contract.	Automobile to be guarded: VOLVO – 70, license plate No. O554OK99, model year 2000. The supplemental agreement extends to relations between the parties arising from 1 February 2004.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
59	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. 0311856 of 31 December 2003 on the supply of oil products and provision of agency and other services.	Appending of point 3.4 "Supply of products along the oil product pipeline" of article III "Deadlines and shipments" of the Contract with points 3.4.1 and 3.4.2, which stipulate the inclusion of additional conditions on delivery of products to the metering station of the oil product pipeline of OOO LUKOIL-Volgogradneftepererabotka.	The supplemental agreement enters into force from the time of signing.	240,000,000 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
60	OAO Arkhangelskgeoldobycha	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 December 2004, with an early repayment option.	The approximate value of the transaction is 81,000,000 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
61	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided with a payment date of up to 31 March 2005 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	The approximate value of the transaction is 707,200,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
62	OOO SP Volgodeminoil	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	No other material terms stipulated.	The approximate value of the transaction is 4,294,500 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
63	OOO Naryanmarneftegaz	Sub-commission contract.	The Sub-Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Commission Agent on	No other material terms stipulated.	The approximate value of the transaction is 7,157,500 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			the foreign market in its own name, but on the instructions and using the funds of the Commission Agent.				
64	ZAO LUKOIL-AIK	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	No other material terms stipulated.	The approximate value of the transaction is 5,726,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
65	OAO RITEK	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	No other material terms stipulated.	The approximate value of the transaction is 25,767,000 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
66	OAO RITEK	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal in the Republic of Belarus in its own name, but on the instructions and using the funds of the Principal.	No other material terms stipulated.	The approximate value of the transaction is 5,726,000 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
67	OAO Kapital Strakhovanie	Accident insurance contract.	The subject of the Contract is the *lawful property interests of the* Insured Party related to his life, health and ability to work.	Insurance is paid for by the *Policyholder in favour of the* Insured Party. The insured amount is a monetary amount in roubles equivalent to USD 3,000,000. The insurance premium due for payment by the Policyholder is a monetary amount in roubles equivalent to USD 150,000. The insurance premium shall be paid by the Policyholder in roubles at the exchange rate of the Bank of Russia on the date of payment on a clearing basis to the Insurer's settlement account by 15 March 2004.	4,294,500 roubles.	Vagit Yusufovich Alekperov	Board of Directors of OAO "LUKOIL"
68	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Gas Supply Contract No. 0210529 of 17 June 2002.	Appending the "Subject of the Contract" with an obligation of the Supplier to additionally provide up to 90,000 tonnes of fuel gas and up to 180 million m^3 of stripped gas to Permsky TETs-9 of OAO Permenergo and OAO Pecherskaya GRES during the period from 1 March 2004 to 31 December 2006.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 March 2004.	244,897,200 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
69	ZAO Avtotransservis-L	Agreement on termination of Contract No. 0210944 of 17 September 2002 on provision of special transport services.	The Parties have agreed to terminate Contract No. 0210944 from the time of signing of the Agreement on termination of the Contract.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
70	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contract No. 0310054 of 28 January 2003 on provision of vehicle security and tracking services.	Amendment of point 3.1 of the Contract regarding a change in the monthly cost of services on guarding and twenty-four hour tracking of a vehicle of the Client due to the establishment of VAT rates in accordance with Russian legislation instead of a fixed VAT rate of 20%.	The supplemental agreement extends to the relations between the parties arising from 1 January 2004.	8,250.00 roubles, plus VAT of 1,485 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
71	ZAO LUKOIL-Inform	Supplemental agreement No. 68 to Contract No. 01M0898 of 17 September 2001.	Preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The supplemental agreement extends to the relations between the parties arising from 14 January 2004.	146,899 roubles, plus VAT of 26,441.82 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
72	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided until 31 March 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum.	The approximate value of the transaction is 74,500,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
73	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided until 31 March 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum.	The approximate value of the transaction is 56,700,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
74	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided until 31 March 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum.	The approximate value of the transaction is 89,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
75	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided until 31 March 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum.	The approximate value of the transaction is 75,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
76	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided until 31 March 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum.	The approximate value of the transaction is 166,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
77	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 2,031,200,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
78	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 29 February 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 1,761,622,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
79	OOO LUKOIL Western Siberia	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	The approximate volume of transferred export capacity under the oil transport schedule is 6,200,000 tonnes of oil. Transfer of the oil transport export schedule over the course of the 2nd quarter of 2004.	The approximate value of the transaction is 250,000,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
80	OAO LUKOIL-Arctic Tanker	Contract of indemnity.	The Parties have agreed to consider the amount formed as a result of performance by the Guarantor of its obligations under the Contract of Guarantee as funds granted to the Debtor by the Guarantor from the time of performance of the Contract of Guarantee. The Debtor undertakes to return the amount received and to pay interest for the use thereof on the terms, by the deadlines and according to the procedure determined by the Indemnification Contract.	The Debtor shall indemnify the Guarantor within 10 working days after the date of performance by the Guarantor in full of its obligations under the Contract of Guarantee. The Debtor shall pay interest on the amount of the borrowed funds to the Guarantor at LIBOR 3M+3% per annum.	4,452,745,929.90 roubles.	Anatoly Alexandrovich Barkov Alexander Kuzmich Matytsyn Ivan Alexeevich Maslyaev	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
81	Ministry of Finance of the Russian Federation, Bank vneshneekonomicheskoi deyatelnosti USSR, OAO LUKOIL Arctic Tanker	Contract of guarantee.	The Guarantor accepts liability before the Ministry of Finance, jointly and severally with the Borrower, for the due performance (i.e. on time, in full and according to the established procedure) by the Borrower of the obligations stipulated by the Debt Restructuring Agreement.	The Guarantor shall make settlements through Vneshekonombank. Payment shall be made in the currency in which the obligations are denominated in the Contract of Guarantee (euro), or another hard currency at the exchange rate determined using the cross rate on the date of receipt of funds on the account of the Ministry of Finance, or in the currency of the Russian Federation at the official exchange rate established by the Bank of Russia on the date of receipt of funds on the account of the Ministry of Finance.	4,452,745,929.90 roubles.	Anatoly Alexandrovich Barkov Alexander Kuzmich Matytsyn Ivan Alexeevich Maslyaev	Board of Directors of OAO "LUKOIL"
82	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0410053 of 30 January 2004.	Increase of the loan amount under the Agreement by approximately 1,464,020,000 roubles.	The amount of the loan under Agreement No. 0410053 of 30 January 2004 is 2,378,880,000 roubles.	The approximate value of the transaction is 1,464,020,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
83	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0410146 of 27 February 2004.	Increase of the loan amount under the Agreement by approximately 14,500,000 roubles.	The amount of the loan under Agreement No. 0410146 of 27 February 2004 is 75,500,000 roubles.	The approximate value of the transaction is 14,500,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
85	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0311477 of 4 November 2003.	Amendment of point 1.1 of the Agreement regarding a reduction in the special-purpose loan to be provided to the Borrower by the Lender from 454,600,000 roubles to 339,350,000 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	The loan is provided with a payment date of up to 31 December 2005 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	339,350,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
86	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0311170 of 30 September 2003.	Amendment of point 1.1 of the Agreement regarding a reduction in the special-purpose loan to be provided to the Borrower by the Lender from 305,500,000 roubles to 221,520,000 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	The loan is provided with a payment date of up to 31 December 2005 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	221,520,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
87	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0410054 of 30 January 2004.	Increase of the loan amount under the Agreement by approximately 30,800,000 roubles.	The amount of the loan under Agreement No. 0410054 of 30 January 2004 is 939,000,000 roubles.	The approximate value of the transaction is 30,800,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
88	OOO LUKOIL Western Siberia	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	The approximate volume of transferred export capacity under the oil transport schedule is 245,200 tonnes of oil. Transfer of capacity from the oil export oil transport schedule over the 1st quarter of 2004.	The approximate value of the transaction is 9,837,424 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
89	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 400,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
90	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 35,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
90	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 400,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
91	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 152,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
92	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 27,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
93	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 815,500,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
94	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 December 2005 inclusive, with an early repayment option.	The approximate value of the transaction is 519,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
95	OOO Naryanmarneftegaz	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 March 2012 inclusive, with an early repayment option.	The approximate value of the transaction is 18,000,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
96	OAO Kapital Strakhovanie	Accident insurance contract.	The subject of the Contract is the lawful property interests of the Policyholder's employees (Insured Parties) related to their life, health and ability to work.	The insurance amount under the Contract is determined in accordance with the List of Insured Parties and equals 258,650,000 roubles. The individual insurance amount for each Insured Party is established in accordance with the List of Insured Parties attached to the Contract. The insurance premium due for payment by the Policyholder is 2,146,795 roubles. The Contract is valid until 31 December 2004. The Contract extends to relations of the parties arising from 1 January 2004.	2,146,795 roubles.	Vagit Yusufovich Alekperov Ravil Ulfatovich Maganov Sergei Petrovich Kukura Dmitry Nikolaevich Tarasov Anatoly Alexandrovich Barkov Anatoly Gavrilovich Kozyrev Ivan Alexeevich Maslyaev Alexander Kuzmich Matytsyn Anatoly Alexeevich Moskalenko Vladimir Ivanovich Nekrasov Anatoly Alexandrovich Novikov Serik Murzabekovich Rakhmetov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
						Alexander Semyonovich Smirnov Yuri Filippovich Storozhev Leonid Arnoldovich Fedun Evgeny Leonidovich Khavkin Lyubov Nikolaevna Khoba Dzhevan Krikorovich Cheloyants Vagit Sadievich Sharifov	
97	International Association of Trade-Union Organisations of OAO "LUKOIL"	Contract on the gratuitous use of non-residential premises.	The Company provides the Association with temporary use at no charge of non-residential premises with a total floor space of 728.5 square meters, located on the fourth and fifth floors of the building located at: Pokrovsky bulvar 3, building 1A, Moscow.	The Contract extends to relations between the parties arising from 1 April 2004. The Contract has been concluded for a term of up to 1 March 2005. The premises to be provided to the Enterprise belong to the Company on a leasehold basis.	No financial terms stipulated (gratuitous contract).	Sergei Petrovich Kukura Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
98	International Association of Trade-Union Organisations of OAO "LUKOIL"	Supplemental agreement to Contract No. 0310512 of 1 May 2003 on the gratuitous use of non-residential premises.	The period of use of the non-residential premises in the building located at: Sushchevsky val 2, Moscow is established up to 31 March 2004, inclusive.	There are no other material terms of the transaction.	No financial terms stipulated (gratuitous contract).	Sergei Petrovich Kukura Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
99	OOO Naryanmarneftegaz	Supplemental agreement to Loan Agreement No. 0310795 of 7 July 2003.	Amendment of point 1.1 of the Agreement, stipulating the obligation of the Borrower to repay the special-purpose loan in roubles within the limits of an amount equivalent to USD 12,868,322.04 at the exchange rate of the Central Bank of the Russian Federation on the date of issue, by establishing the obligation of the Borrower to repay the amount of the loan actually received in roubles and to pay interest thereon by the dates and pursuant to the procedure indicated in the Agreement.	The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 31 July 2015 inclusive, with an early repayment option. The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 7 July 2003.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
100	OOO Naryanmarneftegaz	Supplemental agreement to Loan Agreement No. 0311041 of 29 August 2003.	Amendment of point 1.1 of the Agreement, stipulating the obligation of the Borrower to repay the special-purpose loan in roubles within the limits of an amount equivalent to USD 49,500,000 at the exchange rate of the Central Bank of the Russian Federation on the date of issue, by establishing the obligation of the Borrower to return the amount of	The supplemental agreement enters into force from the time of its signing and extends to the legal relations between the parties arising from 29 August 2003. The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 30 June 2013 inclusive, with an early	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			the loan actually received in roubles and to pay interest thereon by the dates and pursuant to the procedure indicated in the Agreement.	repayment option.			
101	OOO Naryanmarneftegaz	Supplemental agreement to Loan Agreement No. 0311040 of 11 November 2003.	Amendment of the Agreement in that part concerning the rendering of Appendix No. 1 in a new version stipulating a change in the loan payment schedule.	The supplemental agreement enters into force from the time of its signing and extends to the legal relations between the parties arising from 11 November 2003. The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 30 June 2013 inclusive, with an early repayment option.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
102	ZAO LUKOIL-Inform	Supplemental agreement to Contracting Agreement No. 0310892 of 25 July 2003.	Amendment of the Agreement to bring the consolidated budget estimate stipulated by Appendix No. 1, as well as Appendices 3 and 4, into line with the new version of the Consolidated budget estimate.	The supplemental agreement enters into force from the time of its signing and extends to relations between the parties arising from 20 December 2003.	45,999,808.59 roubles, plus VAT of 8,967,677 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
103	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contracting Agreement No. 0311038 of 2 September 2003.	The Contractor undertakes to perform design, assembly and start-up and commissioning work on the assembly of anti-terrorist security systems and modernization of the security alarm and video surveillance	The timeframe for completing the work is up to 1 May 2004. The Contractor shall have the right to deliver and the Client to accept the work early.	11,293,968.85 roubles, plus VAT of 2,032,914.39 roubles. Total with VAT – 13,326,883.24 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			systems included in the set of *technical security equipment* at the administrative building of OAO "LUKOIL" at the address: Pokrovsky bulvar 3, bldg. 1, Moscow using the equipment and materials of the Contractor.				
104	OOO LUKOIL-ENERGOGAZ	Contract on supply of packaged goods and provision of agency and other services.	The Supplier undertakes to provide, and the Buyer to accept and pay for, oil products.	The Contract enters into force from the time of its signing and is in effect until 31 December 2004. Based on a calculation of 25 roubles per tonne, the agency fee equals approximately 59,561 roubles, including VAT (USD 2,091.30, including VAT).	75,521,231 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
105	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Supply Contract No. 0311623 of 2 December 2003.	Amendment of point 4.4 of article 4 "Procedure for and conditions on shipment and acceptance" of the Contract in that part concerning the adjustment of the conditions on delivery variability (shipment of 1/6 of the planned monthly amount of products every five days (from the 1st to the 5th, from the 6th to the 10th, etc.)).	The supplemental agreement enters into force from the date of its signing and extends to legal relations between the parties arising from 1 April 2004.	No financial terms stipulated.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
106	ZAO LUKOIL-Neftekhim	Supplemental agreement to Contract No. 0211332 of 27 December 2002 on supply of goods and provision of agency services.	Appending of the subject of the Contract with the obligation of the Supplier to additionally supply goods produced at the Usinsk Gas Refinery in an amount of up to 4,000 tonnes during the period from 1 April 2004 to 31 December 2005.	The supplemental agreement enters into force from the date of *its signing and extends to legal* relations between the parties arising from 1 April 2004.	The approximate value of the transaction is up to 26,550,000 roubles, including VAT.	Alexander Kuzmich Matytsyn Leonid Arnoldovich Fedun	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
107	ZAO LUKoil-Trans	Supplemental agreement to Contract No. 0410064 of 2 February 2004 on the delivery of automobiles.	The Seller will deliver one automobile (a Volkswagen Caravelle Synchro) to the Buyer.	The item delivered will be: a Volkswagen Caravelle Synchro, model year 2000, white, 2.5 l engine, 7 seats. Payment is to be made within 5 banking days from the date of issue of the invoice. The automobile will be delivered within 3 weeks from the date funds are debited from the settlement account of the Buyer.	1,100,000 roubles, plus VAT of 198,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
108	ZAO LUKOIL-Inform	Supplemental agreement to Agency Agreement No. 0410104 of 12 February 2004.	The Agent undertakes for a fee to take all necessary legal and actual actions in its own name, but on the instructions and at the expense of the Principal, in relation to:	No other material terms stipulated.	The approximate value of the transaction is 14,600,000 roubles, plus VAT of 2,628,000 roubles. Total value with VAT – 17,228,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
109	OAO RITEK, Natexis Banque Populaire	Direct contract under a Commission Contract.	The Agent and the Principal confirm their obligations under the Commission Agreement and the Export Contract concluded in connection with the Loan Agreement, in accordance with which the Creditor provides the Principal (as the borrower) with a term loan.	The conclusion of the direct contract is one of the conditions for the issue of the loan under the Loan Agreement.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
110	OAO RITEK	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	Transfer of capacity from the export oil transport schedule over the course of the 2nd quarter of 2004. The volume of transferred export capacity under the oil transport schedule is 8,100 tonnes of oil.	324,972 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
						Kukura Vladimir Ivanovich Nekrasov	
111	ZAO LUKOIL-AIK	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	Transfer of capacity from the export oil transport schedule over the course of the 2nd quarter of 2004. The volume of transferred export capacity under the oil transport schedule is 6,500 tonnes of oil.	260,780 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
112	OAO Arkhangelskgeoldobycha	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	Transfer of capacity from the export oil transport schedule over the course of the 2nd quarter of 2004. The volume of transferred export capacity under the oil transport schedule is 600 tonnes of oil.	24,072 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
113	ZAO LUKOIL-Inform	Agreement on lease of non-residential premises.	The Lessor transfers for the temporary use of the Lessee non-residential premises with a total area of 1055 m^2 in the building located at: Pokrovsky bulvar 3, building 1, Moscow, as indicated in Appendix No. 1 to the Agreement.	The Lessor has title to the building. Lease payments shall be made in roubles at the exchange rate of the Bank of Russia as at the date funds are debited from the Lessee's account. The term of the lease is 11 months from the date of the signing of the act of transfer of the premises. The contract enters into force from the signing date.	708,584.20 roubles per month, plus VAT of 127,545.10 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
114	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and	The Borrower may not use the loan for purposes other than those indicated in point 3.1 of the Agreement. The loan is	The approximate value of the transaction is 516,372,484 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	provided with a payment date of up to 30 June 2022 inclusive, with an early repayment option and an interest rate of 0.1% per annum.			
115	ZAO LUKOIL-Inform	Supplemental agreement No. 69 to Contract No. 01M0898 of 17 September 2001.	Preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The supplemental agreement extends to the relations between the parties arising from 2 February 2004.	359,263 roubles, plus VAT of 64,667.34 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
116	OOO Naryanmarneftegaz	Loan agreement	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The Borrower may not use the loan for purposes other than those indicated in point 3.1 of the Agreement. The Borrower will pay interest on the loan amount received at 0.1% per annum. The loan is provided with a payment date of up to 30 June 2010 inclusive, with an early repayment option.	The approximate value of the transaction is 128,700,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
117	OOO Naryanmarneftegaz	Supplement to Commission Agreement No. 0310587 of 29 May 2003.	Appending of article 2 of the Agreement "Obligations of the Commission Agent" with an obligation of the Commission Agent to provide a monthly report on the movements of oil accepted under commission.	Enters into force from the time of its signing.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
118	OOO Naryanmarneftegaz	Supplemental agreement to Sub-Commission Contract No. 0310757 of 1 July 2003.	Appending of article 2 of the Agreement "Obligations of the Sub-Commission Agent" with an obligation of the Sub-Commission Agent to provide a monthly report on the movements of oil accepted under commission.	Enters into force from the time of its signing.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
119	ZAO LUKOIL-AIK	Supplemental agreement to Commission Contract No. 0310599 of 30 May 2003.	Appending of article 2 of the Agreement "Obligations of the Commission Agent" with an obligation of the Commission Agent to provide a monthly report on the movements of oil accepted under commission.	Enters into force from the time of its signing.	No financial terms stipulated.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
120	ZAO LUKOIL-AIK	Supplemental agreement to Sub-Commission Contract No. 0310704 of 20 June 2003.	Appending of article 2 of the Agreement "Obligations of the Sub-Commission Agent" with an obligation of the Sub-Commission Agent to provide a monthly report on the movements of oil accepted under commission.	Enters into force from the time of its signing.	No financial terms stipulated.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
121	ZAO LUKOIL-Inform	Agreement on sub-lease of non-residential premises.	The Lessor leases the Sub-Lessee non-residential premises with a total area of 1,111.9 m^2 in the building located at: Pokrovsky bulvar 3, bldg. 1A, Moscow, belonging to the Lessor through right of lease.	The term of lease is established as the period from the date of signing of the protocol of acceptance of premises to 1 April 2005. If neither party has sent the other party a written notice on its refusal to extend the Agreement at least one month prior to the expiration of the effective term of the Agreement, the effect of the Agreement shall be automatically extended for 11 months on the same terms.	The lease payment equals 1,616,663.10 roubles, plus VAT of 290,999.30 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
122	ZAO LUKOIL-Neftekhim	Supplemental agreement to Contract No. 0410181 of 1 March 2004 on supply of oil products and provision of agency and other services.	Amendment of point 1.3 of the Contract, stipulating the replacement of the instruction of the Buyer to the Supplier on organising the insurance of products of the Buyer during their transportation with an instruction to the Supplier to perform the actions stipulated by the Contract	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 March 2004.	No financial terms stipulated.	Alexander Kuzmich Matytsyn Leonid Arnoldovich Fedun	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			regarding the insurance of the products of the Buyer during their transportation.				
123	OOO LUKOIL Western Siberia	Supplemental agreement to Loan Agreement No. 0410249 of 23 March 2004.	Increase of the loan amount under the Agreement by approximately 7,800,000 roubles.	The amount of the loan under the Agreement is 4,400,000,000 roubles. The total amount of the loan under the Agreement is approximately 4,407,800,000 roubles (USD 154,011,181).	The approximate value of the transaction is 7,800,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
124	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0210991 of 1 September 2002 on the lease of non-residential premises located in the building at: Sushchevsky val 2, Moscow.	The term of the lease under the Agreement is set as the period up to 15 May 2004 inclusive.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
125	ZAO Agentstvo LUKOM-A	Supplemental agreement to Agreement No. 01M1171 of 1 November 2001 on the lease of a building located at: Varshavskoe shosse 49, bldg. 3, Moscow.	Rewording of point 3.1 of the Agreement regarding an increase in the total amount of the monthly lease payment from 280,000.00 roubles, plus VAT of 56,000 roubles, to 941,203.33 roubles, plus VAT of 169,416.60 roubles.	No other material terms stipulated.	The lease payment equals 941,203.33 roubles per month, plus VAT of 169,416.60 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
126	ZAO LUKOIL-Inform	Contract on provision of agency and other services.	The Agent undertakes for a fee to take all necessary legal and actual actions in its own name, but on the instructions and at the expense of the Principal, in relation to:	No other material terms stipulated.	The approximate value of the transaction is 89,289,737 roubles, plus VAT of 16,072,152.66 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
127	ZAO LUKOIL-AIK	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	The Contract enters into force from the time of its signing and is valid until 31 May 2005.	The approximate value of the transaction is 72,450,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
128	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0320 of 1 April 1999 on the provision of information and technical services.	An addendum has been made to *point 1.1 of the Contract, which* specifies the list of services to be provided by the ENTERPRISE; this sub-point stipulates the provision of services on the exchange of electronic documents with Interregional Inspectorate No. 1 of the RF Ministry of Taxes and Duties for Major Taxpayers, in the system for the provision of tax declarations in electronic form using telecommunications facilities.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
129	ZAO LUKOIL-Inform	Supplemental Agreement No. 70 to Contract No. 01M0898 of 17 September 2001.	Preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The supplemental agreement extends to relations between the parties arising from 16 March 2004.	295,428 roubles, plus VAT of 53,177.04 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
130	ZAO LUKOIL-Inform	Contract on the preparation of printed materials.	Preparation of printed materials (ballots, financial statements for 2003, audit opinion, information on candidates to the Board of Directors and the Audit Commission) in the amount indicated in Appendix No.1 to the Contract.	The contract extends to relations between the parties arising from 12 May 2004.	343,675 roubles, plus VAT of 61,681.50 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
131	ZAO LUKOIL-Inform	Contract on provision of gratuitous services.	The Executor undertakes to perform work/provide services on the instructions of the Client regarding the elaboration, revision, development and duplication of integrated software–hardware facilities and computer software of the Client.	A description of work, deadlines and terms of performance, fees and the settlement procedure will be determined in supplemental agreements.	No financial terms stipulated. This is a framework agreement.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
132	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. A200300156/0310595 of 11 February 2003 on the supply of labels for lubricants.	Supply of labels for lubricants: Oronite D-Tect 66106, in an amount up to 570 kg.	The supplemental agreement enters into force from the date of its signing and extends to legal relations between the parties arising from 1 March 2004.	290,112.56 roubles, including VAT of 44,254.46 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
133	ZAO LUKOIL-Inform	Contract on the performance of work.	The Client orders and the Executor undertakes to prepare the Annual Report of the Client for 2003 and the Analyst's Reference in Russian and in English.	All work must be completed by 22 June 2004.	1,851,670 roubles, plus VAT of 333,300.60 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
134	ZAO Agentstvo LUKOM-A	Supplemental agreement to Contracting Agreement No. 0310104 of 3 February 2003.	The Contractor undertakes to perform design, assembly and start-up and commissioning work on the instructions of the Client on the creation of a system of security and protective facilities at the administrative buildings of OAO "LUKOIL" located at: Sretensky bulvar 11, Moscow.	The completion date for the work is 30 June 2004.	2,435,820.07 roubles, plus VAT of 438,447.61 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
135	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. 0311817 of 30 December 2003 on the supply of oil products and provision of agency and other services.	Supply of additional products – bitumen in the amount of 6,000 tonnes.	The supplemental agreement enters into force from the date of its signing and extends to legal relations between the parties arising from 1 April 2004.	13,200,000 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
136	OAO Arkhangelskgeoldobycha	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided until 31 May 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1 % per annum. The Agreement will remain in effect until performance in full by OAO "LUKOIL" and OAO Arkhangelskgeoldobycha of their obligations.	The approximate value of the transaction is 51,000,000 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
137	OAO UralLUKtrubmash	Contract on the purchase-sale of a promissory note.	The Seller is selling and the Buyer is buying a promissory note of OAO UralLUKtrubmash	Promissory note of UralLUKtrubmash No. 3804818 of 14 April 2004 is being sold. The par value of the promissory note is 2,799,980.19 roubles, payment deadline: on demand, but not before 15 December 2005. The promissory note is being sold at par value. Payment will be made through wire transfer of monetary funds by the Seller to the account of the Buyer. The contract will remain in effect until 1 June 2004, and as concerns mutual settlements until the performance in full by the Seller and the Buyer of their obligations.	The amount of the transaction equals 2,799,980.19 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
138	OOO LUKOIL-ENERGOGAZ	Contract on the purchase-sale of a promissory note.	The Seller is selling and the Buyer is buying a promissory note of OAO UralLUKtrubmash.	Promissory note of UralLUKtrubmash No. 3804818 of 14 April 2004 is being sold. The par value of the promissory note is 2,799,980.19 roubles, payment deadline: on demand, but not before 15 December 2005. The promissory note is being sold at par value. Payment will be made through wire transfer of monetary funds by the Seller to the account of the Buyer. The Contract shall remain in effect until performance in full by the Seller and Buyer of their obligations.	The amount of the transaction equals 2,799,980.19 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
139	ZAO Agentstvo LUKOM-A	Contract on provision of gratuitous services.	The Executor undertakes to provide services for the special protection of glass surfaces with a total area of 776.6 m^2 at the Client's building at the address: 11 Sretensky Bulvar, Moscow.	The services stipulated by the contract must be provided by 1 September 2004.	Value of the services – 721,438.40 roubles, plus VAT of 129,858.91 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
140	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided until 30 April 2012, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in force until performance by the Parties of their obligations in full.	The approximate value of the transaction is 18,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
141	Non-profit organisation LUKOIL-GARANT Non-State Pension Fund	Supplemental agreement to Decretal Pension Contract No. 994-515 of 14 August 2000.	In accordance with Decretal Pension Contract No. 994-515 of 14 August 2000 the Depositor undertakes to remit to the settlement account of the Depositor monetary funds in the amount of 16,169,000 roubles, including a pension contribution of 15,399,048 roubles and a special-purpose contribution to support the charter activity of the Fund of 769,952 roubles.	Payment is being made for the second quarter of 2004 in accordance with the supplemental agreement. The supplemental agreement is an integral part of Decretal Pension Contract No. 994-515 of 14 August 2000 and shall remain in effect until the parties discharge their obligations in full.	The approximate value of the transaction is 16,169,000 roubles.	Mikhail Pavlovich Berezhnoi Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"
142	OOO Naryanmarneftegaz	Commission contract.	The Commission Agent undertakes to perform for a fee a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	The approximate amount of the shipment will equal 60,000 tonnes of oil per month. It is expected that the Contract will be concluded for one year.	The approximate value of the transaction is 17,382,000 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
143	OOO Naryanmarneftegaz	Sub-commission contract.	The Sub-commission Agent undertakes to perform a transaction involving the sale of oil of the Commission Agent on the foreign market in its own name, but on the instructions and using the funds of the Commission Agent.	The approximate amount of shipment will equal 100,000 tonnes of oil per year. It is expected that the Contract will be concluded for one year.	The approximate value of the transaction is 4,345,500 roubles.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
144	ZAO LUKOIL-AIK	Sub-commission contract.	The Sub-commission Agent undertakes to perform a transaction involving the sale of oil of the Commission Agent on the foreign market in its own name, but on the instructions and using the funds of the Commission Agent.	The approximate amount of the shipment will equal 20,000 tonnes of oil per month. It is expected that the Contract will be concluded for one year.	The approximate value of the transaction is 11,588,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
145	OAO RITEK	Commission contract.	The Commission Agent undertakes to perform a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	The approximate amount of the shipment will equal 15,000 tonnes of oil per month. It is expected that the Contract will be concluded for one year.	The approximate value of the transaction is 5,794,000 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
146	OAO RITEK	Supplemental agreement to Licensing Contract No. 021083 of 16 August 2002.	Provision to the Licensee of the right to conclude sub-licensing contracts. Amendment of points 7.1 and 7.2 of the Contract, regarding the procedure for settlements between the Licensee and the Licensor. The Licensee shall pay remuneration in roubles to the Licensor for each lot of products manufactured under the license, in an amount equal to USD 225, plus VAT at the rate established by the effective legislation of the Russian Federation, using the exchange rate of the Central Bank of the Russian Federation as at the date of payment.	The supplemental agreement shall enter into force from the date of its registration with the Federal Service for Intellectual Property, Patents and Trademarks, and shall extend to legal relations between the parties arising from 1 January 2003.	The approximate value of the transaction is 4,345,500 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
147	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term up to 31 December 2011, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 41,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
148	ZAO LUKOIL-Inform	Confidentiality agreement.	The subject of the Agreement is the procedure and terms for the use and protection of confidential information to be transferred by the Company to the Recipient in the process of the provision of services related to the preparation of the Company's 2003 Annual Report.	For the purposes of the Agreement, the following is considered to be confidential information: - management analysis of the Company's financial position and performance for 2003; - US GAAP consolidated financial statements for 2003.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
149	OAO RITEK	Commission contract.	The Commission Agent undertakes to perform a transaction involving the sale of oil of the Principal on the foreign market in its own name, but on the instructions and using the funds of the Principal.	The approximate amount of the shipment will equal 60,000 tonnes of oil per month. It is expected that the Contract will be concluded in June 2004. Effective term of the contract: up to 31 December 2004.	The approximate value of the transaction is 10,150,000 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
150	ZAO LUKOIL-Inform	Supplemental Agreement No. 71 to Contract No. 01M0898 of 17 September 2001.	Preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The supplemental agreement extends to relations between the parties arising from 15 April 2004.	213,549.50 roubles, plus VAT of 38,438.91 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
151	ZAO LUKOIL-Inform	Supplemental agreement to Framework Agreement No. 0310561 of 27 May 2003 on the technical evaluation of computer and office equipment.	The supplemental agreement determines the list of computer and office equipment to be transferred to the Contractor when performing the evaluation. Timetable for completing the work – 1 month from the time of signing of the Supplemental Agreement.	The supplemental agreement extends to relations between the parties arising from 1 May 2004.	39,155 roubles, plus VAT of 7,047.90 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
152	ZAO LUKOIL-Inform	Loan agreement.	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term of up to 31 December 2024. The Borrower will pay interest to the Lender on the loan amount at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 18,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
153	ZAO LUKOIL-Inform	Loan agreement.	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term of up to 31 December 2007. The Borrower will pay interest to the Lender on the loan amount at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 12,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
154	OOO Kaspiyskaya Neftyanaya Kompaniya [Caspian Oil Company]	Supplemental agreement to Loan Agreement No. 0210565 of 20 June 2002.	Increase of the loan amount under the Agreement by approximately 19,791,157 roubles.	The amount of the loan under the Agreement is 143,212,160 roubles. The total amount of the loan under the Agreement is approximately 163,003,317 roubles.	The approximate value of the transaction is 19,791,157 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
155	ZAO LUKOIL-Inform	Services contract.	At the request of the Client, the Executor undertakes to provide services to protect the confidential information transmitted by telephone and facsimile along public telephone networks, the LUKNET network and digital communications lines, to protect cellular communications, to certify objects of informatisation, etc.	The Contract was concluded for a term up to 31 December 2004. If neither party declares its intention to terminate the Contract before the end of this term, it shall be considered extended for another year. The types of services, the procedure and deadlines for the provision thereof, their cost and the payment procedure shall be established by supplemental agreements.	No financial terms stipulated. This is a framework agreement.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
156	ZAO LUKOIL-Inform	Contracting agreement.	On the orders of the Client, the Contractor undertakes to perform work to equip the Client's premises with technical information security systems and tools, including video surveillance, video conferencing and conference call equipment, and the Client undertakes to accept and pay for the results of the work.	The Contract was concluded for a term up to 31 December 2004. If neither party declares its intention to terminate the Contract before the end of this term, it shall be considered extended for another year. The types of work, the deadlines for its performance, the cost and the payment procedure shall be establishes by supplemental agreements.	No financial terms stipulated. This is a framework agreement.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
157	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Framework Supply Contract No. 0410649 of 18 June 2004.	The Supplier undertakes to provide the Buyer with 197 sets of work clothes.	Delivery deadline – 45 working days after the date when monetary funds are debited from the Buyer's settlement account.	1,744,117.83 roubles, plus VAT of 313,941.21 roubles.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"
158	OAO Futbolny klub Spartak-Moskva [Spartak Moscow Football Club]	Agreement on lease of non-residential premises.	The Lessor leases for the temporary use of the Lessee non-residential premises with a total area of 640.5 m^2, located on the 3rd floor of the building at the address: Pokrovsky bulvar 3, building 1, Moscow. The term of the lease is 11 months from the date of the signing by the Parties of the act of transfer of the premises.	If neither party has sent the other a written notice on its refusal to extend the Agreement one month before the end of the term of the lease, it shall be automatically extended for the same period and on the same terms.	441,918.24 roubles per month, plus VAT of 79,545.26 roubles.	Leonid Arnoldovich Fedun Alexander Kuzmich Matytsyn Dzhevan Krikorovich Cheloyants Igor Vladimirovich Sherkunov Sergei Anatolievich Mikhailov	Board of Directors of OAO "LUKOIL"
159	OOO LUKOIL Western Siberia	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	The approximate volume of transferred export capacity under the oil transport schedule is 6,250,000 tonnes of oil. Transfer	The approximate value of the transaction is 252,000,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
				of capacity from the export oil transport schedule during of 3rd quarter of 2004.			
160	OOO LUKOIL Western Siberia	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan, and the Borrower undertakes to return the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the Loan Agreement.	The loan is provided with a payment date of up to 30 June 2005 inclusive, with an early repayment option and an interest rate of 0.1% per annum.	The approximate value of the transaction is 907,000,000 roubles.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
161	OAO RITEK	Supplemental agreement to Licensing Contract No. 0210832 of 16 August 2002.	Amendment of points 7.1 and 7.2 of the Contract, regarding the procedure for settlements between the Licensee and the Licensor. The Licensee shall pay remuneration in roubles to the Licensor for each lot of products manufactured under the license, in an amount equal to USD 225, plus VAT at the rate established by the effective legislation of the Russian Federation, using the exchange rate of the Central Bank of the Russian Federation as at the date of payment.	The supplemental agreement enters into force from the date of its registration with the Federal Service for Intellectual Property, Patents and Trademarks, and extends to legal relations between the parties arising from 1 January 2003.	The approximate value of the transaction is 1,160,800 roubles, including VAT.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
162	ZAO LUKOIL-Inform	Supplemental agreement to Agreement No. 0410526 of 16 May 2004 on the lease of non-residential premises.	The Lessor will provide the Lessee with an additional 260.1 m^2 of non-residential premises, located at premises No. 1 on the 2nd floor of the building at the address: Pokrovsky bulvar 3, building 1, Moscow. The Lessor has been assigned the duties of regular and emergency repairs of the plumbing and heating installations and cleanup of the premises.	The supplemental agreement extends to relations between the parties arising from 1 June 2004.	898,449 roubles per month plus VAT of 161,721 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
163	Non-profit organisation LUKOIL-GARANT Non-State Pension Fund	Supplemental agreement to Contract No. 994-515 of 14 August 2000.	The Depositor undertakes to transfer monetary funds in the amount of 32,715,238 roubles and a special-purpose contribution to support charter activity of 1,635,762 roubles to the Fund's settlement account.	Payment is being made for the third quarter of 2004 in accordance with the supplemental agreement.	34,351,000 roubles.	Mikhail Pavlovich Berezhnoi Leonid Arnoldovich Fedun Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"
164	ZAO LUKOIL-AIK	Supplemental agreement to Agency Agreement No. 0410295 of 1 March 2004.	Amendment of the wording of point 2 of Appendix No. 1 to the Agreement, which establishes the procedure for settlement on the agency fee for organisation of storage of oil. The Supplemental Agreement establishes the Agent's remuneration at a rate of 2 roubles and 10 kopecks, plus VAT, for each net tonne of oil placed into storage, replacing the previous rate of 2 roubles and 10 kopecks, plus VAT, for each tonne of oil per day.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 June 2004.	1,000,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
165	OOO LUKOIL Western Siberia	Supplemental agreement to Agency Agreement No. 0410296 of 1 March 2004.	Amendment of the wording of point 2 of Appendix No. 1 to the Agreement, which establishes the procedure for settlement on the agency fee for organisation of storage of oil. The Supplemental Agreement establishes the Agent's remuneration at a rate of 2 roubles and 10 kopecks, plus VAT, for each net tonne of oil placed into storage, replacing the previous rate of 2 roubles and 10 kopecks, plus VAT, for each tonne of oil per day.	The supplemental agreement enters into force from the time of its signing and extends to legal relations between the parties arising from 1 June 2004.	The approximate value of the transaction is no more than 300,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
166	OOO Brokerskaya Kompaniya Reserve-Invest	Agreement on the purchase-sale of shares.	After receiving the preliminary consent of the Bank of Russia and the federal anti-monopoly body (hereinafter "preliminary consent"), the Buyer undertakes to pay for and accept 24,500,000 uncertified registered ordinary shares in OAO Bank Petrocommerce (hereinafter the "shares") belonging to the Seller, and the Seller undertakes to transfer title to the shares to the Buyer on the conditions stipulated in the Contract.	The Buyer shall pay for the shares no later than 10 working days after the date of receipt of preliminary consent. Title to the shares shall be transferred to the Buyer no later than 10 working days after the receipt of payment for the shares.	369,460,000 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"
167	ZAO LUKoil-Trans	Supplemental agreement to Contract No. 0410064 of 2 February 2004 on the delivery of automobiles.	The seller will make delivery of a single Mercedes-Benz E-320 4M automobile.	The item delivered will be: a Mercedes-Benz E-320 4M, model year 2004, with black metallic paint. Payment is to be made within 5 banking days from the date of issue of the invoice. The automobile will be delivered within 3 weeks from the date funds are debited from the settlement account of the Buyer.	2,555,809.90 roubles, plus VAT of 460,045.78 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
168	OOO LUKOIL-ENERGOGAZ	Supplemental agreement to Contract No. A200300156/0310595 of 11 February 2003 on the supply of labels for lubricants.	The supplier undertakes to supply and the Buyer to accept and pay for the product – Oronite D-Tect 66106.	The supplemental agreement enters into force from the date of its signing and extends to legal relations between the parties arising from 1 February 2004.	193,408.37 roubles, including VAT.	Alexander Semyonovich Smirnov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
169	OOO SP Volgodeminoil	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	The volume of transferred export capacity under the oil transport schedule is 3,100 tonnes of oil. The contract extends to relations between the parties arising from 17 June 2004.	124,372 roubles.	Anatoly Alexandrovich Novikov	Board of Directors of OAO "LUKOIL"
170	OAO RITEK	Contract on the transfer of capacity from the export oil transport schedule.	Transfer of capacity from the oil transport schedule for export outside the customs territory of the Russian Federation.	The volume of transferred export capacity under the oil transport schedule is 8,500 tonnes of oil. The contract extends to relations between the parties arising from 17 June 2004.	341,020 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura Vladimir Ivanovich Nekrasov	Board of Directors of OAO "LUKOIL"
171	ZAO LUKOIL-Baltiya	Contract on the assignment of trademarks (service marks).	The holder of rights assigns in full to the Legal Successor the exclusive rights to the trademarks belonging to it on the basis of certificates No. 34939 and No. 34940, with a priority date of 13 May 1997, registered by the State Patent Bureau of the Republic of Lithuania on 2 September 1999, in respect of the entire list of goods and services indicated in the certificates.	A payment invoice will be issued by the Rightsholder within 5 (five) working days after the publication of information on the registration of the transfer of rights in the official bulletin of the State Patent Bureau of the Republic of Lithuania. The Contract enters into force from the date of its registration with the State Patent Bureau of the Republic of Lithuania and remains in effect until the end of the effective term of the trademark certificates No. 34939 and No. 34940. Exclusive rights to the trademarks under certificates	8,966.05 roubles.	Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
				No. 34939 and No. 34940 shall pass to the Legal successor from the time of state registration of the Contract with the State Patent Bureau of the Republic of Lithuania. The transfer of title will be confirmed by the publication of information on the registration thereof in the official bulletin and the issue of excerpts from the trademark register of the State Patent Bureau of the Republic of Lithuania with information on the new owner of trademarks No. 34939 and No. 34940.			
172	OAO Kapital Strakhovanie	Agreement on the purchase-sale of shares.	After receiving the preliminary consent of the Bank of Russia and the federal anti-monopoly body (hereinafter "preliminary consent"), the Buyer undertakes to pay for and accept 209,592,500 uncertified registered ordinary shares in OAO Bank Petrocommerce (hereinafter the "shares") belonging to the Seller, and the Seller undertakes to transfer title to the shares to the Buyer on the conditions stipulated in the Contract.	The Buyer shall pay the price of the shares no later than 10 working days after the date of receipt of preliminary consent. Title to the shares shall be transferred to the Buyer no later than 10 working days after the receipt of payment for the shares.	3,160,654,900 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"
173	ZAO Kapital Perestrakhovanie	Agreement on the purchase-sale of shares.	In accordance with the terms of the Contract, the Buyer undertakes to pay for and accept 87,350,700 uncertified registered ordinary shares in OAO Bank Petrocommerce (hereinafter the	The approximate price of the shares is USD 45,474,000 and shall be subject to mandatory adjustment as at the date of signing of the Contract by an amount calculated at the LIBOR	Approximately 1,322,838,660 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			"shares"), and the Seller undertakes to transfer title to the shares to the Buyer on the conditions stipulated in the Contract.	3-year rate for the period from the time of signing to the date payment is made by the Buyer. *The final price of the shares,* taking this adjustment into account, shall be established through the signing by the Parties of a Protocol on the Agreed Price (which shall be an integral part of the Contract) not later than 3 working days before the date of payment. The Buyer undertakes to obtain the preliminary consent of the Bank of Russia and the federal anti-monopoly authorities no later than 1 May 2007 and to send the Seller no later than 1 May 2007 a written Notice of Intent to acquire the shares and to pay for them on the terms of the Contract. The Notice shall indicate the expected date of payment. The Seller undertakes to ensure that it has title to not less than 87,350,700 registered ordinary shares in OAO Bank Petrocommerce before the expected date of payment, as indicated in the Notice of Intent to acquire the shares.			

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
174	OOO Upravlyayushchaya Kompaniya Kapital	Agreement on the purchase-sale of shares.	After receiving the preliminary consent of the Bank of Russia and the federal anti-monopoly body (hereinafter "preliminary consent"), the Buyer undertakes to pay for and accept 90,000,000 uncertified registered ordinary shares in OAO Bank Petrocommerce (hereinafter the "shares") belonging to the Seller, and the Seller undertakes to transfer title to the shares to the Buyer on the conditions stipulated in the Contract.	The Buyer shall pay the price of the shares no later than 10 working days after the date of receipt of preliminary consent. Title to the shares shall be transferred to the Buyer no later than 10 working days after the receipt of payment for the shares. If the Buyer is unable to receive the preliminary consent of the Bank of Russia, it shall have the right to transfer its rights and obligations under the Contract to OAO Kapital Strakhovanie.	1,357,200,000 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"
175	OAO RITEK	Supplemental agreement to Commission Contract No. 0410278 of 19 March 2004.	Addition of sub-points 5.2.1 and 5.2.2 to point 5.2 of section 5 "Settlement procedure" of the Contract; these sub-points stipulate a change in the procedure for the sale of foreign-currency proceeds from oil exports (foreign-currency proceeds received on the account of the Commission Agent as advance payment for goods to be shipped is subject to mandatory sale in accordance with the laws of the Russian Federation, while foreign-currency proceeds received on the account of the Commission Agent as final payment for goods is subject to sale from the transit foreign-currency account in the amount of	No other material terms stipulated.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			75% (including mandatory sale in accordance with the laws of the Russian Federation)).				
176	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 01M0898 of 17 September 2001.	The Client charges and the Executor undertakes to prepare the printed material indicated in the Supplemental agreement.	The supplemental agreement extends to relations between the parties arising from 25 May 2004.	277,000 roubles, plus VAT of 49,860 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
177	ZAO LUKOIL-Inform	Agreement on lease of property.	For a fee, the Lessor provides and the Lessee accepts for temporary tenure and use print shop assets, a list of which is specified in Appendix No. 1 to the Agreement.	Effective term of the Agreement – to 31 July 2005. The Agreement stipulates automatic annual extension, provided neither party submits a refusal to extend within one month before the end of the effective term of the Agreement.	875,338.44 roubles per month, plus VAT of 157,560.92 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
178	OAO RITEK	Supplemental agreement to Commission Contract No. 0410277 of 19 March 2004.	Addition of sub-points 5.2.1 and 5.2.2 to point 5.2 of section 5 "Settlement procedure" of the Contract; these sub-points stipulate a change in the procedure for the sale of foreign-currency proceeds from oil exports (foreign-currency proceeds received on the account of the Commission Agent as advance payment for goods to be shipped is subject to mandatory sale in accordance with the laws of the Russian Federation, while foreign-currency proceeds received on the account of the Commission Agent as final payment for goods is subject to	No other material terms stipulated.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			sale from the transit foreign-currency account in the amount of 75% (including mandatory sale in accordance with the laws of the Russian Federation)).				
179	OAO RITEK	Supplemental agreement to Commission Contract No. 0410611 of 8 June 2004.	Addition of sub-points 5.2.1 and 5.2.2 to point 5.2 of section 5 "Settlement procedure" of the Contract; these sub-points stipulate a change in the procedure for the sale of foreign-currency proceeds from oil exports (foreign-currency proceeds received on the account of the Commission Agent as advance payment for goods to be shipped is subject to mandatory sale in accordance with the laws of the Russian Federation, while foreign-currency proceeds received on the account of the Commission Agent as final payment for goods is subject to sale from the transit foreign-currency account in the amount of 75% (including mandatory sale in accordance with the laws of the Russian Federation)).	No other material terms stipulated.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
180	OAO RITEK	Supplemental agreement to Commission Contract No. 0311773 of 26 December 2003.	Addition of sub-points 5.2.1 and 5.2.2 to point 5.2 of section 5 "Settlement procedure" of the Contract; these sub-points stipulate a change in the procedure for the sale of foreign-currency proceeds from oil exports (foreign-currency proceeds received on the account of the Commission Agent as advance payment for goods to be shipped is subject to mandatory sale in accordance with the laws of the Russian Federation, while foreign-currency proceeds received on the account of the Commission Agent as final payment for goods is subject to sale from the transit foreign-currency account in the amount of 75% (including mandatory sale in accordance with the laws of the Russian Federation)).	No other material terms stipulated.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"
181	OAO RITEK	Supplemental agreement to Commission Contract No. 0410400 of 13 April 2004.	Addition of sub-points 5.2.1 and 5.2.2 to point 5.2 of section 5 "Settlement procedure" of the Contract; these sub-points stipulate a change in the procedure for the sale of foreign-currency proceeds from oil exports (foreign-currency proceeds received on the account of the Commission Agent as advance payment for goods to be shipped is subject to mandatory sale in accordance with the laws of the Russian Federation, while foreign-currency proceeds	No other material terms stipulated.	No financial terms stipulated.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			received on the account of the Commission Agent as final payment for goods is subject to sale from the transit foreign-currency account in the amount of 75% (including mandatory sale in accordance with the laws of the Russian Federation)).				
182	MSAL, Ekaterina Vadimovna Shiryaeva	Contract on the provision of paid educational services.	The Academy undertakes to educate the Student on a paid basis in specialization 021100 "Jurisprudence" as a day student, while the Client undertakes to pay for services rendered.	Training will last for five academic years. The Contract shall remain in effect until such time as the Student receives a state-certified diploma of higher education or until the Contract is terminated pursuant to the terms of the Contract.	581,600 roubles; not subject to VAT.	Oleg Yemelyanovich Kutafin	Board of Directors of OAO "LUKOIL"
183	OAO Registrator NIKoil, AB IBG NIKoil	Contract on the provision of services on the calculation of taxes and the payment of dividends on OAO "LUKOIL" ordinary shares for 2003.	OAO "LUKOIL" instructs OAO Registrator NIKoil and AB IBG NIKoil (OAO) to provide a set of services on the calculation of taxes and the payment of dividends on OAO "LUKOIL" ordinary shares for 2003.	The cost of the services of OAO Registrator NIKoil is 3,785,429.31 roubles, including VAT. The cost of the services of AB IBG NIKoil (OAO) is 2,100,606.50 roubles, including VAT.	5,886,035.81 roubles, including VAT.	Nikolai Alexandrovich Tsvetkov	Board of Directors of OAO "LUKOIL"
184	ZAO LUKOIL-Inform	Confidentiality agreement.	The agreement determines the access procedure, terms for use and protection of confidential information received by ZAO LUKOIL-Inform during the cooperation of the parties in the field of information technology.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
185	LUKARCO B.V., ATLANTIC RICHFIELD COMPANY, LUKARCO Finance B.V.	Contract on distribution during the expansion period between OAO "LUKOIL", LUKARCO B.V., ATLANTIC RICHFIELD COMPANY, and LUKARCO Finance B.V.	Distribution of net income from operations during the expansion period of the Caspian Pipeline Consortium (CPC) and TENGIZCHEVROIL projects.	- expiration of the dividend-free period pursuant to the legislation of the Netherlands, in connection with the achievement by LUKARCO B.V. of a positive financial balance; - establishment of the period of expansion, during which there is the risk of requests for monetary funds in connection with the expansion of the CPC and TENGIZSHEVROIL projects; - provisions stating that during the expansion period all income received from the projects will be used first of all to pay overhead expenses, including taxes, operating expenses and project capital costs; - a monetary reserve in the amount necessary to pay forecast requests for monetary funds for the projects and forecast tax payments will be created during the expansion period; - net income from operations will be used to pay mandatory dividends and for payment or early payment of interest and principal on a working loan and loans for the projects; - provisions on the prevalence of the provisions of the Agreement over the Financing Agreement and the Agreement with Shareholders of LUKARCO	-	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
				B.V.			
186	OOO TsentrKaspneftegaz	Confidentiality agreement.	The Agreement establishes the obligations of the Parties not to disclose and to ensure the security of confidential information relating to the Tsentralnaya site, located in the Northern part of the Caspian Sea.	No other material terms stipulated.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
187	International Association of Trade-Union Organisations of OAO "LUKOIL"	Supplemental agreement to Contract No. 0310992 of 27 July 2003 on gratuitous use of property.	The Association shall return property to the Company in accordance with the List indicated in Appendix No. 1 to the Supplemental Agreement, and the Company shall transfer additional property for the gratuitous use of the Association (furniture, office equipment, etc.), a list of which is given in Appendix No. 2 to the Supplemental agreement.	The supplemental agreement extends to relations between the parties arising from 30 June 2004. The property shall be transferred into use free of charge.	No financial terms stipulated.	Sergei Petrovich Kukura Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
188	Non-profit organisation LUKOIL-Garant Non-State Pension Fund	Contract of donation	The Company will transfer property (computer equipment) pursuant to the List indicated in Appendix No. 1 to the Agreement, which is an integral part thereof, to the Fund on a gratuitous basis as an act of charity.	The property to be transferred to the Fund on a gratuitous basis under the Agreement should be used at the events to be held by the Fund under the charitable activity programme, and namely should be transferred to Grammar School No. 45 of the city of Moscow.	No financial terms stipulated (gratuitous contract).	Anatoly Alexandrovich Barkov Anatoly Alexeevich Moskalenko	Board of Directors of OAO "LUKOIL"
189	Bank vneshnei torgovli	Loan Agreement.	The Creditor undertakes to provide the Borrower with funds on loan in the amount and on the conditions indicated in the Loan Agreement, and the Borrower undertakes to repay the loan, pay interest and perform other obligations as stipulated by the Loan Agreement.	The credit limit is USD 15,000,000. The Loan Agreement enters into force from the date of signing by the parties. *The loan is provided for* a period of six months from the date of entry into force of the Loan Agreement; interest is charged at LIBOR (3 months) plus 5.25% per annum. No early repayment option.	438,750,000 roubles.	Alexander Arnoldovich Braverman	Board of Directors of OAO "LUKOIL"
190	ZAO LUKOIL-Inform	Sale-purchase agreement.	The Seller undertakes to transfer a hardware and software complex (hereinafter the "Complex") consisting of the components and in the amount stipulated in appendices No. 1 and No. 2 to the Contract into the ownership of the Buyer for equipping an exhibition of the museum of OAO "LUKOIL", and the Buyer undertakes to accept and pay for the Complex at the price determined in the Contract.	The property must be transferred to the Buyer by 20 December 2004.	8,872,881.35 roubles, plus VAT of 1,597,118.65 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
191	OOO Naryanmarneftegaz	Supplemental agreement to Commission	*Point 1.1 of article 1* "Subject of the agreement" of the Contract is being appended with a condition	*The supplemental agreement* enters into force from the time of its signing.	*No financial terms* stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
		Contract No. 0410672 of 24 June 2004.	stipulating the sale of oil on FOB Murmansk port and/or CIF port terms, on the instructions of the Buyer.				"LUKOIL"
192	ZAO LUKOIL-Inform	Supplemental agreement to Loan Agreement No. 0410667 of 24 June 2004.	Amendment of point 1.1 of the Agreement regarding a reduction of the special-purpose loan to be provided to the Borrower by the Lender from 41,000,000 roubles to 21,500,00 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	The amount of the loan under the Agreement has been reduced to 19,500,000 roubles. The supplemental agreement extends to relations between the parties arising from 24 June 2004.	21,500,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
193	ZAO LUKOIL-Inform	Supplemental agreement to Loan Agreement No. 0410666 of 24 June 2004.	Amendment of point 1.1 of the Agreement regarding a reduction of the special-purpose loan to be provided to the Borrower by the Lender from 18,000,000 roubles to 15,300,00 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	The amount of the loan under the Agreement has been reduced to 2,700,000 roubles. The supplemental agreement extends to relations between the parties arising from 24 June 2004.	15,300,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
194	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term up to 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties	The approximate value of the transaction is 5,100,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
				of their obligations in full.			
195	ZAO LUKOIL-Inform	Loan agreement.	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term up to 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 11,900,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
196	OAO Futbolny klub Spartak-Moskva [Spartak Moscow Football Club]	Agreement on lease of non-residential premises.	The Lessor leases for the temporary use of the Lessee non-residential premises with a total area of 640.5 m^2, located on the 3rd floor of the building at the address: Pokrovsky bulvar 3, building 1, Moscow. The term of the lease is 11 months from the date of the signing by the Parties of the act of transfer of the premises.	If neither party has sent the other a written notice on its refusal to extend the Agreement one month before the end of the term of the lease, it shall be automatically extended for the same period and on the same terms.	602,413.74 roubles per month, plus VAT of 108,434.47 roubles.	Leonid Arnoldovich Fedun Alexander Kuzmich Matytsyn Dzhevan Krikorovich Cheloyants Igor Vladimirovich Sherkunov Sergei Anatolievich Mikhailov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
197	OAO Vneshtorgbank	Contract of guarantee.	The Guarantor undertakes to be jointly and severally liable with the Borrower to the Bank in an amount equal to the amount of the obligations of the Borrower under the Loan Agreement, should the Borrower fail to perform or perform inappropriately any of its obligations under the Loan Agreement.	1. The obligations of the Borrower to the Bank for the performance of which the Guarantor shall be liable are as follows: Return of the amount of principal – 200,000,000 roubles. Payment of interest on the credit line – 9% per annum. Payment of a forfeit – 0.006%, accrued on the amount of overdue debt on principal for each day of delay. Payment of a forfeit -0.031%, accrued on the amount of overdue debt on interest for each day of delay. Reimbursement of costs, expenses and losses incurred by the Creditor pursuant to the terms of the Loan Agreement. 2. The Agreement shall remain in force until the performance in full by the Borrower of its obligations under the Loan Agreement. 3. Principal should be repaid in full by the Borrower 1 (one) year after the entry into force of the Loan Agreement, pursuant to the terms of the Loan Agreement.	200,000,000 roubles (the amount of principal under the credit line provided by OAO Vneshtorgbank to OOO LUKOIL-Uralnefteprodukt (Borrower) pursuant to the Loan Agreement, and interest in the amount of 9% per annum and possible payment of forfeits accrued on overdue debt, the repayment of which is vouched for by OAO "LUKOIL").	Alexander Arnoldovich Braverman	Board of Directors of OAO "LUKOIL"
198	OAO Vneshtorgbank	Contract of guarantee.	The Guarantor undertakes to be jointly and severally liable with the Borrower to the Bank in an amount equal to the amount of the obligations of the Borrower under the Supplemental Agreement, should the Borrower fail to perform or perform	1. The obligations of the Borrower to the Bank for the performance of which the Guarantor shall be liable are as follows: Return of the amount of principal -1,200,000,000 roubles. Payment of interest on the credit line -8.5% per annum.	1,200,000,000 roubles (the amount of principal on the loan in the form of an overdraft provided by OAO Vneshtorgbank to OOO LUKOIL-RESURS (Borrower) under the	Alexander Arnoldovich Braverman	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			inappropriately any of its obligations under the Supplemental Agreement to Rouble Bank Account Agreement No. 0196 of 18 August 2004.	Payment of a commitment charge – 0.5% per annum. Payment of a forfeit – 0.006%, accrued on the amount of overdue debt on principal for each day of delay. Payment of a forfeit -0.029%, accrued on the amount of overdue debt on interest for each day of delay. Reimbursement of costs, expenses and losses incurred by the Creditor pursuant to the terms of the Loan Agreement. 2. The Agreement shall remain in force until the performance in full by the Borrower of its obligations under the supplemental agreement. 3. Principal should be repaid in full by the Borrower 1 (one) year after the entry into force of the supplemental agreement.	Loan Agreement, and interest in the amount of 8.5% per annum and possible payment of forfeits accrued on overdue debt, the repayment of which is vouched for by OAO "LUKOIL").		
199	ZAO LUKOIL-Inform	Supplemental agreement to Loan Agreement No. 0410992 of 30 August 2004.	Amendment of point 1.1 of the Agreement regarding an increase in the special-purpose loan to be provided to the Borrower by the Lender from 12,000,000 roubles to 15,980,000 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	Increase in the amount of the loan from 12,000,000 roubles to 15,980,000 roubles. The term of the loan has been extended from 31 December 2007 to 31 December 2014. The supplemental agreement extends to relations between the parties arising from 30 August 2004.	15,980,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
200	ZAO LUKOIL-Inform	Loan agreement.	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term of up to 31 December 2024. The Borrower will pay interest to the Lender on the loan amount at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 22,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
201	ZAO LUKOIL-Inform	Supplemental agreement to Framework Contract No. 0410585 of 28 May 2004 on performance of work.	In accordance with the Supplemental Agreement, the Executor performs work on the design, development and configuration of software. Work is to be performed in the amount and by the deadlines determined in the appendices to the Supplemental Agreement.	The effect of the supplemental agreement extends to relations between the parties arising from 1 January 2004.	The approximate value of the work is 23,932,219 roubles, plus VAT of 4,307,799.42 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
202	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0410509 of 14 May 2004 on the provision of agency services to support the software–hardware facilities and computer software of the Principal and the acquisition of software licenses.	The Supplemental Agreement changes the list of software, for which the Agent concludes the relevant contracts, and also the approximate amount under contracts concluded by the Agent in 2004.	The effect of the supplemental agreement extends to relations between the parties arising from 1 January 2004.	The approximate value of the transaction is 105,568,257 roubles, plus VAT of 19,002,286.26 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
203	Non-profit organisation LUKOIL-Garant Non-State Pension Fund	Supplemental agreement to Contract No. 994-515 of 14 August 2000.	The Depositor undertakes to transfer monetary funds in the amount of 14,918,095 roubles and a special-purpose contribution of 745,905 roubles to support charter activity to the Fund's settlement account.	Payment of a contribution is being made for the 4th quarter of 2004 in accordance with the supplemental agreement.	15,664,000 roubles.	Mikhail Pavlovich Berezhnoi Leonid Arnoldovich Fedun Alexander Kuzmich Matytsyn	Board of Directors of OAO "LUKOIL"
204	ZAO LUKOIL-Inform	Supplemental agreement to Work Contract No. 999-0320 of 1 April 1999.	Deletion from point 1.1 of the Contract of a paragraph stipulating the performance of work on special research on computer and office equipment and information security.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
205	ZAO LUKOIL-Inform	Supplemental agreement to Framework Contracting Agreement No. 0410914 of 2 August 2004.	In accordance with the Supplemental Agreement the Executor undertakes to perform the following work in the building at Sretensky bulvar 11, Moscow: design, assembly and start-up work on the creation of a computerised system for processing and collecting voice and text information. The cost of the work and equipment stipulated by this Supplemental Agreement equals 8,156,160 roubles, including VAT of 1,244,160 roubles.	Timeframe for performing the work – 63 working days.	8,156,160 roubles, including VAT.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
206	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided until 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 10,027,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
207	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided until 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 4,500,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
208	ZAO LUKOIL-Inform	Protocol of agreement on the contractual price for services under Contract No. 999-0320 of 1 April 1999.	The cost of services provided by the Enterprise in November 2004 will be 53,472,216 roubles, plus VAT of 9,624,999 roubles.	No other material terms stipulated.	53,472,216 roubles, plus VAT of 9,624,999 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
209	ZAO LUKOIL-Inform	Protocol of agreement on the contractual price for services under Contract No. 999-0320 of 1 April 1999.	The cost of services provided by the Enterprise in October 2004 will be 53,027,286 roubles, plus VAT of 9,540,911 roubles.	No other material terms stipulated.	53,027,286 roubles, plus VAT of 9,540,911 rouble.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
210	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0320 of 1 April 1999 on the provision of information and technical services.	Amendment of the procedure for settlements under the Contract, by revising point 3.1 of the Contract to read: "The approximate cost of services provided in each year shall be determined annually by a protocol of agreement on the contractual price. The cost of services for the month shall be determined in accordance with a budget schedule provided on a monthly basis by the Enterprise. If the cost of services provided over the course of a year exceeds the amount of funds allocated by the annual budget, then the parties shall make the corresponding amendments to the protocol of agreement on the contractual price and shall register them in a supplemental agreement."	Any changes to the payment details during the discharge of the Contract must be registered in a supplemental agreement of the parties.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
211	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0310561 of 27 May 2003.	The Client assigns and the Contractor accepts the obligation to perform an expert technical evaluation of computer and office technology and equipment. The	The Client will pay for the work performed after an act of acceptance of work is signed. Timetable for completing the work – 1 month from the date of	The value of the work is 154,175 roubles, plus VAT of 27,751 roubles. In total, 181,926 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			list of computer technology and office technology and equipment is indicated in Appendix No. 1 to the Supplemental Agreement.	signing of the supplemental agreement.			
212	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 0410585 of 28 May 2004.	The Executor undertakes to perform and the Client will accept and pay for the following work: - on the development of an information-search system to coordinate R&D in LUKOIL Group organisations; - on the development of an Information System to store and present the consolidated budgeting and economic planning information of the subsidiary oil and gas production and gas refining companies of the Client; - on developing means of integrating the LUKOIL MIS, Billing Invoice Processing System software, INFIN accounting software, the unified system of counterparties of the accounts department, and the corporate dictionary and reference system.	Title to the results of the work will pass to the Client after the signing of an act of acceptance of work.	The value of the work is 23,985,615 roubles, plus VAT of 4,317,410.70 roubles. In total, 28,303,025.70 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
213	OAO Tatneft	Contract on the supply of oil (the "Contract").	The Supplier undertakes to supply the Buyer with crude oil during the period 1 October 2004 to 28 February 2005 in the amount of 100,000 tonnes per month. The Buyer undertakes to accept and pay for the oil in accordance with the terms of the Contract..	The price of oil, volume and destination of delivery, as well as the point of origin will be agreed by the parties on a monthly basis not later than the 25th of the month preceding the reporting month, and shall be registered in a corresponding Protocol, which shall be an integral part of the Contract. The Contract enters into force from the date of its signing and shall remain in effect until 31 December 2005, and as regards mutual settlements – until they have been completed in full.	The approximate value of the transaction is 2,500,000,000 roubles.	Ravil Ulfatovich Maganov	Board of Directors of OAO "LUKOIL"
214	OAO Tatneft	Contract on the supply of oil (the "Contract").	The Supplier undertakes to supply the Buyer with crude oil during the period 1 October 2004 to 28 February 2005 in the amount of 100,000 tonnes per month. The Buyer undertakes to accept and pay for the oil in accordance with the terms of the Contract..	The price of oil, volume and destination of delivery, as well as the point of origin will be agreed by the parties on a monthly basis not later than the 25th of the month preceding the reporting month, and shall be registered in a corresponding Protocol, which shall be an integral part of the Contract. The Contract enters into force from the date of its signing and shall remain in effect until 31 December 2005, and as regards mutual settlements – until they have been completed in full.	The approximate value of the transaction is 2,500,000,000 roubles.	Ravil Ulfatovich Maganov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
215	ZAO LUKOIL-Inform	Contract on the provision of services to support the Personnel integrated management system.	The Client assigns and the Executor accepts the obligation to provide services to support the Personnel integrated management system (Personnel IMS). Under the Contract services are understood to mean services on ensuring the operation of all functional modules in the Personnel IMS and technical support for the Client's users.	The Executor shall provide the Services on the basis of Client requests. The term of service under the Contract is set as the period up to 31 December 2004 inclusive.	The value of the work is 6,264,000 roubles, plus VAT of 1,127,520 roubles. In total, 7,391,520 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
216	ZAO LUKOIL-Inform	Loan agreement	The Lender is providing the Borrower with a special-purpose loan. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Agreement.	The loan is provided for a term up to 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 16,200,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
217	OOO Brokerskaya Kompaniya Reserve-Invest	Supplemental agreement to Depositary Contract No. 483/200-0207 of 21 February 2000.	In connection with the state registration of changes made to the foundation documents of OOO Brokerskaya Kompaniya Reserve-Invest, the Parties have agreed that in Depositary Contract No. 483/200-0207 of 21 February 20000 (hereinafter the "Contract"), including all amendments and addenda thereto as at the date of signing of the Agreement, the name of the contracting party shall be changed from OOO LUKOIL-Reserve-Invest to OOO Brokerskaya Kompaniya Reserve-Invest.	No other material terms stipulated in the transaction.	No financial terms stipulated.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
218	ZAO LUKOIL-Inform	Loan agreement.	The Lender will provide the Borrower with a special-purpose loan in the amount of 27,000,000 roubles, and the Borrower undertakes to repay the funds received and pay interest thereon by the dates and pursuant to the procedure indicated in the loan agreement.	The loan is provided for a term of up to 31 December 2024 at 0.1% per annum.	27,000,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
219	ZAO LUKOIL-Inform	Contract on the performance of R&D work.	The Executor undertakes to perform and the Client will accept and pay for the following work: "Development of a pilot (standard) project for real-time modelling and monitoring of the efficiency of the technological processes at the refineries of OAO "LUKOIL" on the basis of modern solutions on Production Data Management Systems.	Deadline for performance of the work – December 2004.	The value of the work is 1,610,169.49 roubles, plus VAT of 289,830.51 roubles. In total – 1,900,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
220	ZAO LUKOIL-Inform	Contract on performance of work and provision of services.	The Executor undertakes to perform work and provide services to the Client on the creation of an integrated management system of OAO "LUKOIL" based on the mySAPBusiness Suite, and the Client undertakes to accept and pay for this work and services.	Deadline for performing work and providing services – by 31 December 2005.	551,000,000 roubles, plus VAT.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
221	ZAO LUKoil-Trans	Agency agreement	On the instructions of the Principal, as well as on its behalf and at its expense, the Agent undertakes to conclude a Contract with ZAO KPMG on an audit of the Principal's financial statements for 2004 in accordance with Russian accounting standards, to	ZAO LUKoil-Trans will reimburse OAO "LUKOIL" for all expenses related to the execution of the agency agreement.	Remuneration equals 0.01% of the expenses of the Agent incurred in connection with the performance of the agency agreement.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			pay for the auditor's services and to sign the protocol on provision of services under the Contract.				
222	International Association of Trade-Union Organisations of OAO "LUKOIL"	Supplemental agreement to Contract No. 0310992 of 27 July 2003 on gratuitous use of property.	Making changes to the value of the property under inventory numbers 36963, 36964 and 36965, which were previously transferred into gratuitous use under the Contract and indicated in the List of property to be transferred to the Association (appendix No. 2) to Supplemental agreement No. 031009920001 of 1 September 2004 to the Contract.	The supplemental agreement extends to relations between the parties arising from 1 September 2004, as regards the introduction of changes to the value of property transferred previously under Supplemental Agreement No. 031009920001 of 1 September 2004 to the Contract. As for the transfer of additional property to the Company, the supplemental agreement shall enter into force from the time of its signing. The property shall be transferred into use on a gratuitous basis.	348,351.35 roubles.	Sergei Petrovich Kukura Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
223	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0320 of 1 April 1999 on the provision of information and technical services.	In the Supplemental agreement the Parties determine the cost of the services to be provided by the Enterprise to the Company in December 2004.	No other material terms stipulated.	74,544,392 roubles per month, plus VAT of 13,417,991 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
224	OOO Brokerskaya Kompaniya Reserve-Invest	Contract on the purchase-sale of shares in Open Joint Stock Company Arkhangelskoe geologodobychnoe predpriyatie	The Seller undertakes to transfer into the ownership of the Buyer, and the Buyer undertakes to accept and pay for 600 shares (0.032% of charter capital) in the Open Joint Stock Company Arkhangelskoe geologodobychnoe predpriyatie.	The Buyer will pay the pay the Seller the amount indicated in the Contract within ten working days from the date of signing of the Contract, by depositing monetary funds on the Seller's settlement account.	2,038,302 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"
225	ZAO LUKOIL-Inform	Supplemental agreement to Loan Agreement No. 0410526 of 16 May 2004.	Amendment of point 3.1 of the Agreement as regards the amount of the lease payment: The Lessee undertakes to pay the Lessor for the use of the premises a lease payment based on 9,142.02 roubles per square metre of total floor space per year, plus VAT of 1,645.56 roubles. Total payment due per month shall be 1,001,889.21 roubles, plus VAT of 180,340.06 roubles.	The supplemental agreement enters into force from the date of its signing and extends to legal relations between the parties arising from 1 November 2004.	The monthly lease payment is 1,001,889.21 roubles, plus VAT of 180,340.06 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
226	ZAO LUKOIL-Inform	Agreement on lease of property.	For a fee, the Lessor provides and the Lessee accepts for temporary tenure and use certain property (furniture, office equipment, other assets), a list of which is specified in Appendix No. 1 to the Agreement.	The effective term of the Agreement has been established as up to 31 December 2005. If neither of the parties sends a written notification on its refusal to extend the Agreement, it shall be extended for each subsequent calendar year.	The lease payment is 6,484,656.92 roubles per month, plus VAT of 1,167,238.25 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
227	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0320 of 1 April 1999 on the provision of information and technical services.	In accordance with the Supplemental Agreement the Enterprise is entrusted with the provision of additional services on conducting and maintaining reference guides in the corporate system of dictionary and reference guides.	No other material terms stipulated.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
228	ZAO LUKOIL-AVIA	Agreement on the termination of Agreement No. 01M0591 of 10 January 2001 as regards the agreement on release money.	In connection with the refusal of the Moscow Registration Agency to register the transfer of title to the building located at the address: Sheremetievo-1 Airport, building 20, structure E, Moscow (hereinafter the "Building"), the Parties have agreed to terminate Agreement No. 01M0591 of 10 January 2001 as regards the Parties' agreement on the transfer of the title to the given Building to the Company in repayment of the Enterprise's obligations under Contract No. 138 on the paid provision of services of 9 June 1998.	The Enterprise undertakes to remit the amount of debt under Contract No. 138 on the paid provision of services of 9 June 1998, in the amount of 5,800,740 roubles, to the Company's settlement account within 6 months. Transfer of the building to the Enterprise will proceed on the basis of an act of transfer on the date of signing of the Agreement.	5,800,740 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
229	OOO Marketingovye i investitsionnye proekty [OOO Marketing and Investment Projects]	Contracting agreement	The Executor undertakes to perform and the Client will accept and pay for the following work: Development of a market-oriented functional strategy and Programme for the development of the Refining and Marketing business segment on the production and sale of OAO "LUKOIL" oils in the period 2005–2014.	Payment for the work shall be made in stages, with advance payments in the amount of 30% of the price of each stage. Deadline for completing the work – 24 December 2004.	The value of the work is 7,500,000 roubles, plus VAT of 1,350,000 roubles. In total 8,850,000 roubles.	Alexander Arnoldovich Braverman	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
230	ZAO LUKOIL-Inform	Supplemental agreement to Contracting Agreement No. 0410914 of 2 August 2004.	The Contractor undertakes to perform assembly and start-up work on the Client's assignment on the creation of a video monitoring system of OAO "LUKOIL" located at: Sretensky bulvar 11, Building B, Moscow, using the Client's equipment. The Client undertakes to transfer its own equipment to the Contractor under an act of transfer and acceptance of equipment for assembly within 10 working days from the time of the signing of the Supplemental Agreement.	The Contractor undertakes to perform the entire scope of work under the indicated supplemental agreement within 20 working days from the time of the transfer of the Client's equipment. If necessary, the Contractor undertakes at the Client's request to disassemble the equipment of the video monitoring system at the address: Sretensky bulvar 11, Building B, Moscow. The procedure and cost of work on the disassembly of the video monitoring system equipment shall be determined in a separate supplemental agreement. The Client will make a settlement for the work performed under this supplemental agreement within 10 working days from the date it receives an invoice from the Contractor.	304,602.73 roubles, including VAT.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
231	ZAO LUKOIL-Inform	Supplemental agreement to Loan Agreement No. 0411248 of 29 October 2004.	Amendment of point 1.1 of the Agreement regarding an increase in the special-purpose loan to be provided to the Borrower by the Lender from 16,200,000 roubles to 29,260,000 roubles. The Borrower undertakes to repay the loan amount received and to pay interest thereon by the deadlines and according to the procedure determined by the Loan Agreement.	The amount of the loan under the Agreement has been increased by 13,060,000 roubles. The loan is provided for a term up to 31 December 2014, with an early repayment option. The Borrower will pay interest to the Lender on the loan amount received at 0.1% per annum. The Agreement will remain in effect until performance by the Parties of their obligations in full.	The approximate value of the transaction is 29,260,000 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
232	OOO LUKOIL-Komi, OAO Oil Company KomiTEK, Fortum Oyj, Feortum Oil Oy, Neste Production Russia Oy	Agreement	Definition of the principles and procedures for long-term partnership in carrying out the project on the development by ZAO SeverTEK of a group of deposits in the Nenetsky autonomous district and the Komi Republic, and production and sale of hydrocarbons in this area, subsoil usage rights to which have been provided.	No other material terms stipulated.	No financial terms stipulated.	Dzhevan Krikorovich Cheloyants	Board of Directors of OAO "LUKOIL"
233	ZAO LUKoil-Trans	Supplemental agreement to Equipment Lease Agreement No. 01M1173 of 10 December 2001.	The lease payment is 75,216.82 roubles per month, plus VAT of 13,539.03 roubles.	The supplemental agreement extends to relations between the parties arising from 1 January 2004.	75,216.82 roubles per month, plus VAT of 13,539.03 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
234	ZAO LUKOIL-Inform	Supplemental agreement to Contracting Agreement No. 0410914 of 2 August 2004.	In accordance with the Client's instructions, the Contractor undertakes to perform assembly and start-up work on upgrading the SORM (Internet Monitoring and Tracking) hardware/software facilities of the Client.	The Contractor undertakes to complete all work within 45 working days from the date of the signing of the supplemental agreement.	The value of the work is 165,085.93 roubles, plus VAT of 29,715.47 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
235	ZAO LUKOIL-Inform	Contract on the performance of work.	The Executor undertakes to prepare printed materials (ballots, notices of the holding of a meeting, amendments and addenda to the Charter, etc.) and transfer them to the Client; a list of items and quantities is given in Appendix No. 1, which is an integral part of the Contract. The Client undertakes to accept and pay for these materials.	The contract enters into force from the signing date.	204,015 roubles, plus VAT of 36,722.70 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
236	ZAO LUKOIL-AVIA	Agency agreement.	The Agent undertakes for a fee to perform on the Principal's assignment, in its own name but at the expense of the Principal, legal and other actions related to the procurement and installation of additional equipment on the Yak-42 aircraft with side number RA-42424, in order to meet the requirements for flights under RVSM conditions.	The Agent's commission will be 10% of the Agent's expenses incurred while executing the assignment under the Contract.	The agency commission is approximately 277,570.49 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
237	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 999-0320 of 1 April 1999 on the provision of information and technical services.	Amendment of the procedure for settlements under the Contract, by revising point 3.1 of the Contract to read: "The cost of the services provided shall be determined on a quarterly basis in a protocol of agreement on the contractual price for services provided during this period, with a monthly breakdown, and shall be registered in a supplemental agreement, which shall be an integral part of the Contract."	Any changes to the payment details during the discharge of the Contract must be registered in a supplemental agreement of the parties.	No financial terms stipulated.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
238	OAO RITEK	Supplemental agreement to Sub-Commission Contract No. 0410400 of 13 April 2004 on the delivery of oil.	Extension of the effective term of the Contract to 28 February 2005 inclusive, and in respect of settlements – until completed in full.	Shipments will be made between 31 December 2004 and 28 February 2005.	The approximate value of the transaction is 168,060 roubles.	Vagit Yusufovich Alekperov Valery Isaakovich Grayfer Sergei Petrovich Kukura	Board of Directors of OAO "LUKOIL"
239	ZAO LUKOIL-AVIA	Contract on the purchase-sale of property.	In accordance with the Contract the Seller sells and the Buyer accepts and pays for two TV3-117VM aircraft engines.	The Seller will transfer the engines to the Buyer within 3 days from the date the advance payment is debited from the	14,289,800 roubles, plus VAT of 2,572,164 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
				settlement account of the Buyer.			
240	ZAO LUKOIL-Inform	Supplemental agreement to Contract No. 01M0898 of 17 September 2001 on the preparation of printed materials.	Performance of work on the preparation of printed materials (forms, envelopes, postcards) in the quantity indicated in the Supplemental Agreement.	The supplemental agreement extends to the relations between the parties arising from 15 July 2004.	The value of the work stipulated by the supplemental agreement is 253,862.50 roubles, plus VAT of 45,695.25 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
241	ZAO LUKOIL-Inform	Supplemental agreement to Work Contract No. 0410585 of 28 May 2004.	Pursuant to the Supplemental Agreement, the Executor undertakes to perform work on drafting a set of regulatory documents on information and technological support and a Draft Standard on digital topographical maps, and the Client undertakes to accept and pay for this work.	The work on drafting a set of regulatory documents on information and technological support and a draft standard should be performed within 7 weeks after the date of payment of the advance. The supplemental agreement extends to the relations between the parties arising from 1 September 2004.	The value of the work stipulated by the supplemental agreement is 2,170,000 roubles, plus VAT of 390,600 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
242	ZAO LUKOIL-Inform	Supplemental agreement to Agency Agreement No. 0410509 of 14 May 2004.	The supplemental agreement specifies that the approximate amount of the contracts to be concluded by the Agent with third parties in 2004 equals 138,515,507 roubles, plus VAT of 24,932,791.26 roubles. Appendix No. 1 (List of hardware–software facilities and computer software of the Principal) to the Agreement has been set forth in a new edition.	No other material terms stipulated.	138,515,507 roubles, plus VAT of 24,932,791.26 roubles.	Anatoly Alexandrovich Barkov	Board of Directors of OAO "LUKOIL"
243	OAO RITEK	Contract on the transfer of capacity from the export oil	Transfer of capacity from the export oil transport schedule.	The capacity of the export oil transport schedule transferred equals 1,500 tonnes of oil.	60,180 roubles.	Vagit Yusufovich Alekperov	Board of Directors of OAO

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
		transport schedule.				Valery Isaakovich Grayfer Sergei Petrovich Kukura	"LUKOIL"
244	ZAO LUKOIL-Chernomorye	Supplemental agreement to Contract No. 0410363/TEO-E-04/122 of 1 April 2004 on the provision of transport forwarding services in port.	Extension of the effective term of the Contract until 31 January 2005.	The supplemental agreement enters into force from the date of signing.	60,000,000 roubles, including VAT.	Yuri Filippovich Storozhev	Board of Directors of OAO "LUKOIL"
245	ZAO RITEKtrading	Contract on the supply of oil	The Supplier undertakes to provide the Buyer with oil in an amount up to 1,700,000 tonnes.	Shipments will be made between 1 January 2005 and 31 December 2005.	5,100,000,000 roubles, including VAT.	Valery Isaakovich Grayfer	Board of Directors of OAO "LUKOIL"
246	OOO Brokerskaya Kompaniya Reserve-Invest	Purchase-sale of Bonds during placement by public subscription, with a par value of 1000 (one thousand) roubles each, maturing on the 1820th (one thousand eight hundred twentieth) day from the commencement date of placement of the Bonds.	Transaction on placement by OAO "LUKOIL" (the "Issuer") through OOO Brokerskaya Kompaniya Reserve-Invest, an underwriter acting as a commission agent, of series 02 certified interest-bearing non-convertible bearer bonds with mandatory centralised storage (hereinafter the "Bonds").	Pursuant to the Decision on the issue of securities registered by the FCSM on 16 April 2004, registration No. 4-02-00077-A.	359,100,000 roubles.	Igor Vladimirovich Sherkunov	Board of Directors of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
247	ZAO LUKoil-Trans	Contract on the provision of transport and forwarding services	The Forwarder undertakes, over the entire term of the Contract, to perform or organise the performance of services stipulated by the Contract, for a fee, in its own name and at the expense of the Client, with such services being related to the rail carriage of the Client's freight from points of origin to destinations specified in the Client's requests, within the Russian Federation and outside its borders.	The price of services is established in Protocols agreed by the Parties. The effective term of the Contract is from the time of signing to 31 December 2008.	The approximate annual value of the services equals 11,569,480,000 roubles.	Anatoly Alexandrovich Barkov	General Shareholders' Meeting of OAO "LUKOIL"
248	ZAO AIG Russia Insurance Company	Policy (contract) on insuring the liability of directors, officers and corporations.	The Policyholder undertakes to pay the insurance premium by the indicated date and to comply with the terms of the contract, and the Insurer undertakes to pay insurance compensation in accordance with the contractual terms in the event of the occurrence of an insured event.	The policy will be in effect from 19 July 2004 to 10 July 2005. The premium under coverage A applies in equal measure to each of the Directors and Officers indicated in the list shown in Appendix B to the policy. The liability limit is USD 30,000,000 (total limit for coverage A and B in aggregate, including legal defence costs). All settlements are made in roubles at the exchange rate of the Bank of Russia as at the date of payment. The policy is to be construed in all cases in accordance with the laws of England and Wales.	Up to 342,000 roubles – premium for coverage A; up to 56,088,000 roubles – premium for coverage B.	Persons performing the functions of President, members of the Board of Directors and Management Committee of OAO "LUKOIL".	General Shareholders Meeting of OAO "LUKOIL"
249	OOO LUKOIL Western Siberia	Contract on the supply of oil	The Supplier undertakes to supply the Buyer with crude oil in an amount up to 54,000,000 tons, for subsequent delivery on the Russian domestic market and for	Oil shipments will be made from 1 July 2004 to 30 June 2005. Shipments will be made by pipeline through the dispatch and acceptance of each lot in the	The approximate value of the transaction is 96,120,000,000 roubles, including VAT.	Vladimir Ivanovich Nekrasov	General Shareholders Meeting of OAO "LUKOIL"

No.	Name of counterparties	Name of the contract	Subject of the contract	Material terms	Price	Interested party	Management body of the Company that adopted the decision to approve the transaction
			export in accordance with the Oil Allocation Plan of OAO "LUKOIL".	mainline system of OAO AK Transneft. The date of shipment of an oil lot will be the date of the protocol of acceptance signed by both parties, for each lot.			

In 2004 OAO "LUKOIL" did not enter into transactions qualifying as major transactions under the Federal Law *On Joint Stock Companies*. Other transactions subject to the approval procedure established for major transactions are not stipulated by the Charter of OAO "LUKOIL", with amendments and addenda thereto of 12 August 2002, 26 June 2003 and 24 June 2004.

Membership of the Board of Directors of OAO “LUKOIL”

Valery Isaakovich Grayfer

Chairman of the Board of Directors of OAO "LUKOIL"
General Director, OAO RITEK
Born: 1929
Graduated from the I.M. Gubkin Moscow Oil Institute in 1952. Candidate of Technical Sciences (PhD). Recipient of state awards: five orders, four medals, and a Certificate of Honour of the Supreme Soviet of the Tatar ASSR. 1985: USSR Deputy Minister of Oil and Gas in charge of the Chief Tyumen Production Division for the oil and gas industry. Since 1992: General Director of OAO RITEK. Since 2000: Chairman of the Board of Directors of OAO “LUKOIL”.

Professor of the I.M. Gubkin Russian State Oil and Gas University, Lenin Prise winner and the Government of Moscow Prise winner.

Vagit Yusufovich Alekperov

Chairman of the Management Committee of OAO "LUKOIL"
President of OAO "LUKOIL"
Born: 1950
Graduated from the M. Azizbekov Azerbaijan Oil and Chemistry Institute in 1974. Doctor of Economics. Recipient of state awards: three orders and eight medals. Employed since 1968; worked at oil fields in Azerbaijan and Western Siberia. 1987-1990: General Director of the Production Association Kogalymneftegaz of Glavtyumenneftegaz of the Ministry of the Oil Industry of the USSR. 1990–1991: Deputy Minister; First Deputy Minister of the USSR Ministry of Oil and Gas. 1992-1993: President of the Oil Concern Langepasuraikogalymneft. 1993–2000: Chairman of the Board of Directors of OAO “LUKOIL”. Since 1993: President of OAO “LUKOIL”.

Mikhail Pavlovich Berezhnoi

President, Non-State Pension Fund (NPF) LUKOIL-GARANT
Member of the Audit Committee of the Board of Directors of OAO "LUKOIL"
Born: 1945
Graduated from the Saratov Law Institute in 1974. Candidate of Philosophical Sciences (PhD). Since 1994: General Director of the Non-State Pension Fund LUKOIL-Garant.

Alexander Arnoldovich Braverman

President, Chairman of the Management Committee, Non-Profit Organization Russian Marketing Association.
Member of the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"
Born: 1954
Graduated from the Kharkov Institute of Engineering and Economics in 1976. Doctor of Economics, professor. Recipient of state awards: an order and a medal. 1995–1997: President of the Non-Profit Organisation Russian Marketing Association. 1997–1999: First Deputy Chairman of the State Property Committee, First Deputy Minister of the

Ministry of State Property of the Russian Federation. 2000-2004: State Secretary, First Deputy Minister of the Ministry of Property Relations of the Russian Federation. Since 2004: President, Chairman of the Management Committee, Non-Profit Organization Russian Marketing Association.

Oleg Yemelyanovich Kutafin
Rector (President) of the Moscow State Academy of Law
Chairman of the Audit Committee of the Board of Directors of OAO "LUKOIL"
Born: 1937
Graduated from M.V. Lomonosov Moscow State University in 1959. Professor, Doctor of Legal Sciences, Academician of the Russian Academy of Sciences. Since 1987: Rector (President) of the Moscow State Academy of Law. Chairman of the Citizenship Commission of the President of the Russian Federation. Recipient of state awards: order "For the Achievements for Motherland"of the IInd, IIIrd and IVth degree, and ten medals.

Ravil Ulfatovich Maganov
First Vice-President of OAO "LUKOIL" (Oil and Gas Exploration and Production)
Member of the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"
Born: 1954
Graduated from the I.M. Gubkin Moscow Institute of the Petrochemical and Gas Industry in 1977. Distinguished Oil and Gas Specialist of the Russian Federation. Recipient of state awards: two orders and three medals. 1988–1993: Chief Engineer, Deputy General Director, General Director of PO Langepasneftegaz. 1993–1994: Vice-President of OAO "LUKOIL". Since 1994: First Vice-President of OAO "LUKOIL".

Richard Matzke
Chairman of the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"
Born: 1937
Graduated from Iowa State University in 1959, the Pennsylvania State University in 1961, and St. Mary's College of California in 1977. MA in Geology, Master of Business Administration. 1989–1999: President of Chevron Overseas Petroleum, member of the Board of Directors of Chevron Corporation. 2000–2002: Vice-Chairman of Chevron, Chevron-Texaco Corporation.

Sergei Anatolievich Mikhailov
Chairman of the Board of Directors of ZAO Upravlyayushchaya Kompaniya Menedzhment-Tsentr [Management Centre Managing Company]
General Director of OOO Management-Consulting
Member of the Audit Committee of the Board of Directors of OAO "LUKOIL"
Member of the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"
Born: 1957

Graduated from the F.E. Dzerzhinsky Military Academy in 1979, Moscow Aviation Institute (Refresher Training Course) in 1981, the Plekhanov Russian Economics Academy in 1998. Candidate of Technical Sciences (PhD), Doctor of Economics, professor. Recipient of four state medals. 1974–1992: service in the armed forces. 1992-1996: head of department, Deputy Chairman of the Russian Federal Property Fund. 1996–1997: head of the department of restructuring and investment of the Ministry of Industry of the Russian Federation. 1997-2003: General Director of ZAO Upravlyayushchaya Kompaniya Menedzhment-Tsentr. Since 2003: Chairman of the Board of Directors of ZAO Upravlyayushchaya Kompaniya Menedzhment-Tsentr, General Director of OOO Menedzhment-Konsalting [Management Consulting limited liability company].

Mark Mobius

Managing Director, Templeton Asset Management Ltd.
Chairman of the Human Resources and Compensation Committee of OAO "LUKOIL"
Born: 1936
Graduated from the Massachusetts Institute of Technology in 1964. Holds a doctorate in economics and political sciences. Since 1995 has been the Managing Director of Templeton Asset Management Ltd. Other Directorships: Franklin Templeton Investments (Asia) Ltd, Templeton Global Advisors Ltd, Templeton Asset Management (India) Pvt Ltd, HEA Holdings Corporation Ltd, Happy Dragon Holdings Ltd, Templeton Research Poland Sp zoo, Templeton China Research Ltd, Franklin Templeton Management Luxembourg SA, Templeton Research and Management Venezuela CA, Templeton Global Holdings Ltd.

Nikolai Alexandrovich Tsvetkov

Chairman of OAO AKB AVTOBANK-NIKOIL
Member of the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"
Born: 1960
Graduated from the F.E. Dzerzhinsky Tambov Higher Military Aviation Engineering School in 1980, the N.E. Zhukovsky Air Force Academy in 1988, and the G.V. Plekhanov Russian Economics Academy in 1996. Candidate of Economics (PhD). 1994–1997: President of AOZT Oil Investment Company NIKOIL, executive director of the Department of Securities of OAO "LUKOIL", Vice-President of OAO "LUKOIL". 1998-2003: Chairman of the Management Committee of AB IBG NIKoil. Since 2003: Chairman of OAO AKB AVTOBANK-NIKOIL.

Igor Vladimirovich Sherkunov

Chairman of the Board of Directors of ZAO Investitsionnaya Gruppa Kapital [Capital Investment Group]
Member of the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"
Born: 1963
Graduated from the Moscow Finance Institute in 1985, and the All-Union Foreign Trade Academy in 1993. 1993–1996: First Vice-President of OAO LUKOIL Insurance Company. 1996–2002: General Director of OOO LUKOIL-Reserve-Invest. Since 2003:

Chairman of the Board of Directors of ZAO Investitsionnaya Gruppa Kapital [Capital Investment Group]

Changes in the Board of Directors of OAO "LUKOIL"

By decision of the Extraordinary Shareholders Meeting of 24 January 2005 the authorities of the members of the Board of Directors A.A. Braverman and M. Mobius were terminated. K.O. Meyers and A.N. Shokhin were elected to the Board of Directors.

Kevin Omar Meyers
President of Russia/Caspian Region, ConocoPhillips
Born: 1953
Graduated from Capital University (1975), BA in Chemistry and Mathematics; MIT (1980), PhD in Chemical Engineering. 1998: President of Arco Alaska, Inc. 2000: President of ConocoPhillips Alaska, Inc. Since November 2004: President of Russia/Caspian Region, ConocoPhillips.

Alexander Nikolaevich Shokhin
Chairman of the Supervisory Board of Renaissance Capital Investment Group
Chairman of the Coordination Board of Entrepreneurial Unions of Russia
President of the State University – Higher School of Economics
Member of the Business Competition Board under the Government of the Russian Federation
Member of the Governmental Commission for Administrative Reform
Member of the National Council on Corporate Governance
Chairman of the Human Resources and Compensation Committee of OAO "LUKOIL" (after election to the Board of Directors on 24 January 2005)
Born: 1951

Graduated from the Economics Department of the Lomonosov Moscow State University in 1974. Doctor of Economics (1989), professor, academician of the Russian Academy of Natural Sciences (1991). Employed since 1969. 1991–1994: Deputy Chairman of the Government of the Russian Federation, Minister of Economy of the Russian Federation, Minister of Labor and Employment of the Russian Federation. 1993-2002: Deputy of the State Duma (Parliament) of the Russian Federation. Since 1995: President of the State University – Higher School of Economics. 1996–1997: First Deputy Chairman of the State Duma of the Russian Federation, 1997 – 1998: Chairman of 'Our Home is Russia' Duma faction. 1998: Deputy Chairman of the Government of the Russian Federation. Since 2002: Chairman of the Supervisory Board of Renaissance Capital Investment Group. Since 2004: Chairman of the Coordination Board of Entrepreneurial Unions of Russia.

Shares in the charter capital of OAO "LUKOIL" belonging to members of the Board of Directors of OAO "LUKOIL"(as a percentage of the charter capital)

	Share, % as at 1 Jan 2004	Share, % as at 31 Dec 2004
V.Yu. Alekperov	1.66	1.6
M.P. Berezhnoi	0.005	0.005
A.A. Braverman	0	0
V.I. Grayfer	0.002	0.002
O.E. Kutafin	0	0
R.U. Maganov	0.46	0.5
Richard Matzke	0	0
S.A. Mikhailov	0.003	0.003
Mark Mobius	0	0
N.A. Tsvetkov	0.34	0.32
I.V. Sherkunov	0.05	0.05

Information on the President of OAO "LUKOIL" and on the members of the Management Committee

Vagit Yusufovich Alekperov
Chairman of the Management Committee of OAO "LUKOIL"
President of OAO "LUKOIL"
Born: 1950
Graduated from the M. Azizbekov Azerbaijan Oil and Chemistry Institute in 1974. Doctor of Economics. Recipient of state awards: three orders and eight medals. Employed since 1968; worked at oil fields in Azerbaijan and Western Siberia. 1987-1990: General Director of the Production Association Kogalymneftegaz of Glavtyumenneftegaz of the Ministry of the Oil Industry of the USSR. 1990–1991: Deputy Minister; First Deputy Minister of the USSR Ministry of Oil and Gas. 1992-1993: President of the Oil Concern Langepasuraikogalymneft. 1993–2000: Chairman of the Board of Directors of OAO "LUKOIL". Since 1993: President of OAO "LUKOIL".

Anatoly Alexandrovich Barkov

Vice-President of OAO "LUKOIL", Head of the Main Division for General Affairs, Corporate Security and Communications.
Born: 1948
Graduated from the Ufa Oil Institute in 1992. Distinguished Oil and Gas Specialist of the Russian Federation. Recipient of seven state medals. 1987–1992: Director of the Central Headquarters of Production Services, Director of the Oil and Gas Production Department, Chief Engineer of PO Kogalymneftegaz. 1992–1993: Executive Director, Director of the Foreign Projects Department of the Oil Concern Langepasuraikogalmneft. Since 1993:

Vice-President of OAO "LUKOIL", Head of the Main Division for General Affairs, Corporate Security and Communications.

Anatoly Gavrilovich Kozyrev

Vice-President of OAO "LUKOIL" – Head of the Main Division for Corporate Budgeting, Economic Planning and Investment
Born: 1942
Graduated from the S. Ordzhonikidze Moscow Engineering and Economics Institute in 1971, and the National Foreign Trade Academy in 1982. Recipient of three state medals. 1991-1998: Director of the Main Consolidated Department for Credit and Finance Regulation, Deputy Minister of Fuel and Energy of the Russian Federation. Since 1998: Vice-President of OAO "LUKOIL" – Head of the Main Division for Corporate Budgeting, Economic Planning and Investment.

Sergei Petrovich Kukura

First Vice-President of OAO "LUKOIL" (Economics and Finance)
Born: 1953
Graduated from the Ivano-Frankovsk Oil and Gas Institute in 1979. Doctor of Economics. Distinguished Economist of the Russian Federation. Recipient of five state medals. 1992–1993: Vice-President, First Vice-President of the Oil Concern Langepasuraikogalymneft. Since 1994: First Vice-President of OAO "LUKOIL".

Ravil Ulfatovich Maganov

First Vice-President of OAO "LUKOIL" (Oil and Gas Exploration and Production)
Born: 1954
Graduated from the I.M. Gubkin Moscow Institute of the Petrochemical and Gas Industry in 1977. Distinguished Oil and Gas Specialist of the Russian Federation. Recipient of state awards: two orders and three medals. 1988–1993: Chief Engineer, Deputy General Director, General Director of PO Langepasneftegaz. 1993–1994: Vice-President of OAO "LUKOIL". Since 1994: First Vice-President of OAO "LUKOIL".

Ivan Alexeevich Maslyaev

Head of the Main Division of Legal Support of OAO "LUKOIL"
Born: 1958
Graduated from Lomonosov Moscow State University in 1980. Candidate of Legal Sciences (PhD). Recipient of three state medals. 1992-1994: Head of the Legal Department of the Oil Concern Langepasuraikogalymneft; 1994-1999: Head of the Legal Division, since 1999: Head of the Main Division of Legal Support of OAO "LUKOIL".

Alexander Kuzmich Matytsyn

Vice-President of OAO "LUKOIL" – Head of the Main Division of Treasury and Corporate Finance
Born: 1961
Graduated from Lomonosov Moscow State University in 1984. Candidate of Economics (PhD). Recipient of two state medals. 1993–1994: Senior Tax Consultant AOZT KPMG

Reviconsult, 1994-1997: General Director of ZAO KPMG. Since 1997: Vice-President – Head of the Main Division of Treasury and Corporate Finance of OAO "LUKOIL".

Anatoly Alexeevich Moskalenko

Head of the Main Division of Human Resources of OAO "LUKOIL"

Born: 1959

Graduated from the Supreme Soviet of the RSFSR Moscow Higher Combined Arms Academy in 1980, Military Diplomatic Academy in 1987, Military Academy of the General Headquarters of the Armed Forces of the Russian Federation in 1996. Professor of the Academy of Military Sciences. Recipient of state awards: four orders and twenty medals. 1976-2001: service in the armed forces. 2001–2003: Head of the Human Resources Department of OAO "LUKOIL". Since 2003: Head of the Main Division of Human Resources of OAO "LUKOIL".

Vladimir Ivanovich Nekrasov

Vice-President of OAO "LUKOIL", General Director of OOO LUKOIL-Western Siberia

Born: 1957

Graduated from the Tyumen Industrial Institute in 1978. Candidate of Technical Sciences (PhD), full member of the Academy of Mining Sciences. Recipient of state awards: an order and three medals. 1997–1999: Chief Engineer, First Deputy, General Director of TPP Kogalymneftegaz of OOO LUKOIL-Western Siberia. Since 1999: Vice-President of OAO "LUKOIL", General Director of OOO LUKOIL-Western Siberia.

Anatoly Alexandrovich Novikov

Vice-President of OAO "LUKOIL", Head of the Main Division of Geology and Development

Born: 1939

Graduated from the Grozny Oil Institute in 1961, and the Academy of the National Economy of the USSR in 1981. Candidate of Geological and Mineral Sciences (PhD). Distinguished geologist of the Russian Federation. Recipient of state awards: three orders and four medals. 1990–2001: General Director of PO Nizhnevolzhskneft of OAO LUKOIL-Nizhnevolzhskneft. Since 2001: Vice-President of OAO "LUKOIL", Head of the Main Division of Geology and Development.

Serik Murzabekovich Rakhmetov

Vice-President of OAO "LUKOIL", Head of the Main Division of Capital Construction and Corporate Agencies

Born: 1949

Graduated from the Rudnensky branch of the Kazakh Polytechnical Institute in 1973. Recipient of four state medals. 1993–1994: Deputy General Director for Construction of AO LUKOIL-Kogalymneftegaz. 1994–2000: Executive Director, Director of the Department for Capital Construction, Head of the Main Division for Capital Construction of OAO "LUKOIL". Since 2000: Vice-President of OAO "LUKOIL", Head of the Main Division of Capital Construction and Corporate Agencies.

Alexander Semyonovich Smirnov

Vice-President of OAO "LUKOIL", General Director of OOO LUKOIL-ENERGOGAZ
Born: 1948
Graduated from the Plekhanov Institute of the National Economy in Moscow in 1976. Candidate of Economics (PhD). Recipient of three state medals. 1992: Executive Director for the Domestic Market of Oil Concern Langepasuraikogalymneft. 1992–1996: General Director of AOOT LUKOIL Trading House. 1996–1998: Head of the Main Division of Material Balances, Engineering and Marketing of Oil-Field Equipment of OAO "LUKOIL". Since 1998: Vice-President of OAO "LUKOIL", General Director of OOO LUKOIL-ENERGOGAZ.

Yuri Filippovich Storozhev

Vice-President of OAO "LUKOIL", Head of the Main Division of Sales and Supplies
Born: 1946
Graduated from the I.M. Gubkin Moscow Institute of the Petrochemical and Gas Industry in 1977. Recipient of two state medals. 1987–1993: Departmental Director, Deputy Chief Engineer of PO Kogalymneftegaz 1993–2000: Departmental Director, Head of Division of Oil and Product Sales, Deputy Head, Head of the Main Division of Oil Shipments and Export of Petroleum Products of OAO "LUKOIL". Since 2000: Vice-President of OAO "LUKOIL", Head of the Main Division of Sales and Supplies.

Dmitry Nikolaevich Tarasov

First Vice-President of OAO "LUKOIL" (Refining, Marketing and Distribution)
Born: 1951
Graduated from the D.I. Mendeleyev Moscow Institute of Chemistry and Technology in 1973. Recipient of two state medals. 1997–2002: Vice President of OAO LUKOIL-Romania, Vice President of LUKOIL-Europa Holdings Ltd., Director of LUKOIL Black Sea Limited. Since 2002: First Vice-President of OAO "LUKOIL".

Leonid Arnoldovich Fedun

Vice-President of OAO "LUKOIL", Head of the Main Division of Strategic Development and Investment Analysis
Born: 1956
Graduated from the M.I. Nedelin Higher Military Command School in Rostov in 1977. Candidate of Philosophical Sciences (PhD). Recipient of seven state medals. 1993–1994: General Director of AO LUKOIL Consulting. Since 1994: Vice-President of OAO "LUKOIL", Head of the Main Division of Strategic Development and Investment Analysis.

Evgeny Leonidovich Khavkin

Secretary of the Board of Directors, Head of the Office of the Board of Directors of OAO "LUKOIL"
Born: 1964
Graduated from the Moscow Institute of Economics, Management and Law in 2003. Recipient of two state medals. 1988: employed at entities in Western Siberia. 1997–2003:

Deputy Head of the Office of the Board of Directors, First Deputy Head of the Office of the Board of Directors of OAO "LUKOIL". Since 2003: Secretary of the Board of Directors, Head of the Office of the Board of Directors of OAO "LUKOIL".

Lyubov Nikolaevna Khoba

Chief Accountant of OAO "LUKOIL"

Born: 1957

Graduated from the Sverdlovsk Institute of the National Economy in 1992. Candidate of Economics (PhD). Distinguished Economist of the Russian Federation. Recipient of two state medals. 1991–1993: Chief Accountant of PO Kogalymneftegaz. 1993–2000: Chief Accountant of OAO "LUKOIL". 2000–2003: Vice-President of OAO "LUKOIL", Head of the Main Division of Financial Accounting. 2003-2004: Chief Accountant, Vice-President of OAO "LUKOIL". Since 2004: Chief Accountant of OAO "LUKOIL".

Dzhevan Krikorovich Cheloyants

Vice-President of OAO "LUKOIL", Head of the Main Division of Oil and Gas Production and Infrastructure

Born: 1959

Graduated from the Grozny Oil Institute in 1981. Distinguished Oil and Gas Specialist of the Russian Federation. Recipient of four state medals. 1990–1993: Departmental Director, Deputy General Director for foreign economic relations of PO Langepasneftegaz. 1993-1995: Vice President of commerce on foreign markets of AO "LUKoil". 1995-2001: Vice-President of OAO "LUKOIL", Head of the Main Division of Sea and Foreign Projects. Since 2001: Vice-President of OAO "LUKOIL", Head of the Main Division of Oil and Gas Production and Infrastructure.

Vagit Sadievich Sharifov

Vice-President of OAO "LUKOIL", Head of the Main Division of Control and Internal Audit

Born: 1945

Graduated from the M. Azizbekov Oil and Chemistry Institute (Azerbaijan) in 1968. Doctor of Economics. Distinguished Oil and Gas Specialist of the Russian Federation. Recipient of state awards: two orders and four medals. 1985–1994: Chief Engineer, General Director of Association Volgogradnefteprodukt, AOOT LUKoil-Volgogradnefteprodukt. 1994–1995: General Director of a branch of LUKOIL Financial Company. 1995–1996: General Director of the Volgograd Territorial Division of OAO "LUKOIL". Since 1996: Vice-President of OAO "LUKOIL" for petroleum product sale, marketing and distribution. Since 2002: Vice-President of OAO "LUKOIL", Head of the Main Division of Control and Internal Audit.

By decision of the Board of Directors of 19 July 2004 the authorities of the following members of the Management Committee were terminated:

Anatoly Gavrilovich Kozyrev
Vladimir Ivanovich Nekrasov
Anatoly Alexandrovich Novikov
Alexander Semyonovich Smirnov

Shares in the charter capital of OAO "LUKOIL" belonging to members of the Management Committee of OAO "LUKOIL" (as a percentage of the charter capital)*

	Share, % as at 1 Jan 2004	**Share, % as at 31 Dec 2004**
V.Yu. Alekperov	1.66	1.6
A.A. Barkov	0.06	0.08
S.P. Kukura	0.34	0.39
R.U. Maganov	0.46	0.5
I.A. Maslyaev	0.007	0.03
A.K. Matytsyn	0.27	0.3
A.A. Moskalenko	0	0.02
S.M Rakhmetov	0.05	0.08
Yu.F. Storozhev	0.01	0.04
D.N. Tarasov	0	0.04
L.A. Fedun	0.9	0.93
E.L. Khavkin	0	0,02
L.N. Khoba	0.3	0.34
D.K. Cheloyants	0.06	0.09
V.S. Sharifov	0	0.03
	as at 1 Jan 2004	**as at 19 July 2004**
A.G. Kozyrev	0.001	0.03
V.I. Nekrasov	0.01	0.03
A.A. Novikov	0.002	0.03
A.S. Smirnov	0.001	0.03

Total remuneration (reimbursement of expenses) of the members of the Board of Directors, Management Committee, and President of OAO "LUKOIL" *

Management body	Paid in 2004, thousand roubles				
	Salary	Bonuses	Other payments	Remuneration	Total
Board of Directors	-	-	207.7	40,499.9	40,707.6
Management Committee	291,916.6	163,135.9	15,769.2	-	470,821.8

Pursuant to the *Regulations on the Remuneration and Compensation of Expenses of Members of the Board of Directors and Audit Commission of OAO "LUKOIL"*, lump-sum compensation could be paid to members of the Board of Directors of OAO "LUKOIL" in the amount of the salary of the Company President for the last month of the elapsed financial year. These Regulations also determined the list of expenses reimbursable to members of the Board of Directors in connection with the performance thereby of their obligations.

The General Shareholders Meeting of OAO "LUKOIL" held on 24 June 2004 decided to pay remuneration and reimbursement of expenses to members of the Board of Directors in accordance with the above Regulations. The Meeting also decided to invalidate these Regulations and establish compensation to be paid to the newly elected members of the Board of Directors in the amount of USD125,000**. Additional remuneration is to be paid for performance of the functions of the Chairman of the Board of Directors, performance of the functions of the Chairman of a Committee, and some other types of remuneration were established.

In 2005 members of the Management Committee will be paid an annual remuneration based on the 2004 year results in accordance with the *Regulations On Incentives for Management Personnel (Managers) of OAO "LUKOIL" and Heads of Its Subsidiaries.*

* For Board members that are simultaneously members of the Management Committee, directors' fee is disclosed in the line "Board of Directors" only, with their salaries, bonuses and other payments disclosed in the line "Management Committee".

** Remuneration is paid in roubles at the exchange rate as at the date of the General Shareholders Meeting.

Market for the Company's securities

Completion of the privatization of the Company: creation of a strategic alliance with ConocoPhillips

At the end of September 2004, an associate of ConocoPhillips won a tender for the purchase of 7.59% of ordinary shares in OAO "LUKOIL", which were held as federal property. The transaction was worth USD 1.988 billion (USD 30.76 per share). After this, the Company's share capital became entirely private, and the share of the minority interests in the charter capital of the Company reached a maximum, as in other largest international oil companies. In addition, by the end of 2004 ConocoPhillips had already increased its share to 10%. (Pursuant to the contract, the American company's holding in the share capital of OAO "LUKOIL" may not exceed 20%).

Monthly trading volume of OAO "LUKOIL" shares


US over the counter market
RTS
FFB
MICEX
LSE
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

During the reporting period, Company shares were traded on the Russian exchanges RTS, MICEX, the St. Petersburg Currency Exchange (SPCEX), and the St. Petersburg Stock Exchange. The programme of American depositary receipts and global depositary receipts for Company shares continued in 2004; these were traded on the over-the-counter market in the USA, and on the London, Berlin, Frankfurt, Munich and Stuttgart exchanges.

In 2004 the Company's ADRs held leading positions in liquidity on the London Stock Exchange among the securities of Central and Eastern European issuers. Trends in trading volume on the LSE attest to steady growth in investors' interest in the Company's securities. In 2004 the average monthly volume of trading in OAO "LUKOIL" shares on this exchange increased by almost 130% to USD 1.8 billion, compared to USD 800 million in 2003. In the reporting year, the Company's share in the average monthly volume of trading in securities from Central and Eastern European investors was 30%. In this respect LUKOIL is the leader in companies from this region.

During 2004, there was a reduction in the overall number of ADRs of the Company, which was mainly due to their acquisition on the Russian stock market. At the end of 2004, the total number of ADRs issued for ordinary shares was 132,517,000 (62.32% of the charter capital of the Company), which is 1.16% fewer than the number of ADRs at the end of 2003.

Thanks to an increase in operating efficiency and a higher level of corporate governance, investor interest in the securities of OAO "LUKOIL" rose during the year. Whereas in the first quarter of 2004 trade turnover of Company shares was USD 8.7 billion, in the final quarter of the year turnover increased by more than 30% to USD 11.4 billion. In addition, in November 2004 the Company placed five-year rouble non-convertible bonds worth six billion roubles. When these bonds were offered, demand for these securities outstripped supply by two times. Return to maturity on the new bonds was determined during an open auction at 7.25% per annum, a figure that other players on the securities market have not yet reached. In this way, the Company established a record for the Russian market for appeal as a borrower.

Successful implementation of the restructuring programme and the sale of non-core assets have also facilitated an increase in the market's rating of the Company's securities.

In the reporting year, for the first time the Company's shares grew faster than market indices as a whole, which represents a significant rise in investment appeal of OAO "LUKOIL". As of the end of 2004, the price of OAO "LUKOIL" shares had risen by 30.5%, compared to 50.7% at the end of 2003, whereas the RTS index had risen by 8.2% (58% in 2003).

List of the main shareholders in OAO "LUKOIL" as at 1 January 2005

	Number of holders of registered ordinary shares	Number of shares as at 1 January 2005	Number of shares as at 1 December 2004	% of total number of shares as at 1 January 2005	Change over the year, units
Foreign legal entities	20	2,309,101	1,750,273	0.27%	558,828
Russian legal entities, including	195	817,139,299	761,100,184	96.07%	56,039,115
*ZAO ING Bank (Eurasia)**		*535,975,699*	*541,249,388*	*63.01%*	*-5,273,689*
*SDK Garant**		*87,986,591*	*99,268,415*	*10.34%*	*-11,281,824*
*ZAO DK URALSIB**		*69,560,926*	*66,162,144*	*8.18%*	*3,398,782*
*ZAO KB Citibank**		*66,322,006*	*1, 644,462*	*7.80%*	*64, 677,544*
*ZAO NDTs**		*22,056,584*	*12,410,284*	*2.59%*	*9,646,300*
*ZAO DKK**		*17,982,613*	*16,463,743*	*2.11%*	*1,518,870*
*ZAO ABN AMRO Bank A.O.**		*6,136,088*	*6,169,322*	*0.72%*	*-33,234*
*OOO Deutsche Bank**		*3,188,848*	*3,140,595*	*0.37%*	*48,253*
Individuals	60,968	31,114,855	23,074,069	3.66%	8,040,786
State	–	–	64,638,729	–	-64,638,729
TOTAL	**61,183**	**850,563,255**	**850,563,255**	**100**	–

* Nominal shareholder


Quotations of OAO "LUKOIL" shares vs. RTS index in 2003-2004
220
200
180
160
140
120
100
80
04.01.03
04.03.03
04.05.03
04.07.03
04.09.03
04.11.03
04.01.04
04.03.04
04.05.04
04.07.04
04.09.04
04.11.04
RTS
РТС
ЛУКОЙЛ
LUKOIL


Quotation trends of OAO "LUKOIL" shares vs. Bloomberg Oils and RTS indices for oil majors in 2004
140
130
120
110
100
90
80
01.01.04
15.01.04
29.01.04
12.02.04
26.02.04
11.03.04
25.03.04
08.04.04
22.04.04
06.05.04
20.05.04
03.06.04
17.06.04
01.07.04
15.07.04
29.07.04
12.08.04
26.08.04
09.09.04
23.09.04
07.10.04
21.10.04
04.11.04
18.11.04
02.12.04
16.12.04
30.12.04
LUKOIL
ЛУКОЙЛ
Bloomberg Oils
РТС
RTS


Quotations of OAO "LUKOIL" shares in 2004
34
32
30
28
26
24
22
20
05.01.2004
05.02.2004
05.03.2004
05.04.2004
05.05.2004
05.06.2004
05.07.2004
05.08.2004
05.09.2004
05.10.2004
05.11.2004
05.12.2004

Information on adherence to the Corporate Governance Code recommended by the Federal Commission on the Securities Market of Russia

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
General meeting of shareholders			
1.	Notification of shareholders of general meetings of shareholders at least 30 days before the date of the meeting, regardless of the items on the agenda, unless the law stipulates a longer term.	Compliance	Point 8.7 of the Charter of OAO "LUKOIL"
2.	Shareholders have the opportunity to study the list of parties entitled to participate in the general meeting, starting from the date of the notification of the general shareholders meeting up to the closing of the meeting (if held in the form of joint attendance) or to the deadline for receipt of voting ballots (if held through absentee voting).	Compliance	Point 4.4 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders Meeting of OAO "LUKOIL".*
3.	Shareholders have the opportunity to study the information (materials) to be provided during the preparations for holding the general shareholders meeting, using electronics means of communication, including over the Internet.	Compliance	Point 5.5 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders Meeting of OAO "LUKOIL"*
4.	Shareholders have the opportunity to submit an item to the agenda of the general shareholders meeting or demand the convocation of a general shareholders meeting without submitting a statement from the shareholder registry, if their rights to shares are accounted for in a shareholder registry system, or if rights to shares are accounted on a deposit account, then a statement from the deposit account is sufficient to exercise the given rights.	Compliance	Point 3.3 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders Meeting of OAO "LUKOIL".*
5.	The charter or internal documents of the joint stock company contains a requirement on the mandatory attendance at the general shareholders meeting of the General Director, members of the Management Committee, members of the Board of Directors, members of the Audit Commission, and the auditor of the joint stock company.	De facto compliance	In accordance with point 6.2 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders Meeting of OAO "LUKOIL"*, the Board of Directors sends an invitation to attend the general shareholders meeting to the President of the Company, members of the Board of Directors, the Management Committee and the Audit Commission of the Company and the Auditor of the Company. Pursuant to this point, the Board of Directors also sends invitations to candidates in cases where the general shareholders meeting will consider issues of the election of the President of the Company, members of the Board of

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
			Directors, members of the Management Committee, and also the issue of the approval of the Auditor of the Company.
6.	Mandatory attendance of candidates in cases where the general shareholders meeting will consider issues of the election of the members of the Board of Directors, of the General Director, members of the Management Committee, and also the issue of the approval of the Auditor of the Company.	De facto compliance	See note to item 5
7.	The internal documents of the joint stock company contain the procedure for registering the participants in the general shareholders meeting.	Compliance	Point 10.1 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders Meeting of OAO "LUKOIL"*.
Board of Directors			
8.	The charter of the joint stock company contains the authorities of the Board of Directors regarding the annual approval of the financial business plan of the joint stock company.	–	In accordance with point 10.6.3 of the Charter of OAO "LUKOIL", the development and approval of annual and future plans, the budget and the investment programme are assigned to the authority of the Management Committee.
9.	The Board of Directors has approved a procedure for risk management at the joint stock company.	Compliance	Point 3.1.9 of the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*. In accordance with this point, the authorities of the Audit Committee include an evaluation of the risk management system at the Company and the preparation of the relevant recommendations to the Board of Directors of the Company. Points 1.5, 1.7, 3.2, and 4.8 of the *Regulations on Internal Control and Internal Audit at OAO "LUKOIL"*, approved by the Board of Directors of OAO "LUKOIL". The Management Committee of OAO "LUKOIL" has also approved Recommendations on the organisation of the system of internal controls,

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
			risk management and internal audit of the LUKOIL Group (Appendix No. 2 to the *Regulations on Internal Audit in the LUKOIL Group*).
10.	The charter of the joint stock company defines the rights of the Board of Directors to take a decision on terminating the authority of the General Director appointed by the general shareholders meeting.	–	The Charter of OAO "LUKOIL" assigns the appointment of the President and the early termination of the authorities of the President to the competence of the shareholders' meeting. The President is appointed by the shareholders meeting for a term of five years.
11.	The charter of the joint stock company defines the right of the Board of Directors to establish requirements on the qualifications and amount of remuneration of the General Director, members of the Management Committee, and directors of the main structural units of the joint stock company.	Compliance	Point 9.7.10 of the Charter of OAO "LUKOIL" The authorities of the Board of Directors include the establishment of the main terms of contracts to be concluded with the President and members of the Management Committee. Points 2 and 3 of the *Regulations on the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"*. One of the purposes of the committee is to develop and submit to the Board of Directors recommendations on issues of human resources and Company standards on recruiting candidates to the management bodies. The committee performs the preliminary evaluation of candidacies for positions in the management bodies and makes the relevant recommendations to the Board of Directors.
12.	The charter of the joint stock company defines the right of the Board of Directors to approve the terms of contracts with the General Director and members of the Management Committee.	Compliance	Point 9.7.10 of the Charter of OAO "LUKOIL" The authorities of the Board of Directors include the establishment of the main terms of contracts to be concluded with the President and members of the Management Committee.

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
13.	The charter or the internal documents of the joint stock company contain a requirement that when approving the terms of the contract with the General Director (management organisation, manager) and the members of the Management Committee, the votes of members of the Board of Directors who hold such positions are not counted in the voting.	–	–
14.	The Board of Directors of the joint stock company includes at least three independent directors that meet the requirements of the Code of Corporate Governance.	De facto compliance	Point 9.2 of the Charter of OAO "LUKOIL" contains a provision that shareholders will seek to nominate and elect to the Board of Directors at least three independent directors.
15.	The Board of Directors of the company does not contain persons who have been found guilty of crimes in the area of business activity or crimes against the state authorities, the interests of state service or service in local government, or who have been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market.	De facto compliance	The Company has no information to the effect that any person on the Board of Directors has been found guilty of crimes in the area of business activity or crimes against the state authorities, the interests of state service or service in local government, or who has been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market.
16.	The Board of Directors of the company does not contain persons who are a participant, General Director (manager), member of management bodies, or employee of a legal entity that competes with the company.	De facto compliance	The Board of Directors of OAO "LUKOIL" does not contain persons who are the General Director (manager), member of management bodies, or employee of any legal entity that is a competitor of OAO "LUKOIL". Certain members of the Board of Directors have minority shareholdings in other oil companies (Russian and foreign), but these shareholdings are strictly for financial purposes, and due to their insignificant size do not provide the ability to affect the operations of these companies.
17.	The charter of the company contains a requirement that the Board of Directors be elected by cumulative voting.	Compliance	Point 9.2 of the Charter of OAO "LUKOIL".
18.	The company's internal documents specify the obligation of members of the Board of Directors to refrain from actions that will or potentially could lead to a conflict between their interests and the interests of the company, and the	De facto compliance	Point 1.2 of the *Regulations on the Board of Directors of OAO "LUKOIL"* indicates that the Board of Directors

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
	obligation, in the event of the appearance of such conflict, to immediately disclose information on this conflict to the Board of Directors.		performs the overall management of the operations of the Company in the interests of the Company, its shareholders and investors. In accordance with point 3.1.10 of the Regulations on the Human Resources and Compensations Committee of the Board of Directors of OAO "LUKOIL", the Human Resources and Compensations Committee performs an analysis of information provided by members of the Board of Directors regarding changes to personal data, which members of the Board of Directors are obligated to disclose by effective legislation, the Company Charter and the Code of Corporate Governance approved by the Government of the Russian Federation on 28 November 2001: in respect of the presence/absence of interest in transactions to be performed by the Company, when the relevant decisions are being taken by the Board of Directors; the onset and termination of status as an affiliated person in respect of the Company; the appearance of circumstances hindering effective work as a member of the Board of Directors; loss of independent status of an independent director.
19.	The company's internal documents specify the obligation of members of the Board of Directors to notify the Board of Directors of their intention to complete a transaction with the securities of a company on whose board they serve, or the securities of the subsidiaries (associates) of such company, and also to disclose information on transactions they have performed with such securities.	Compliance	Point 3.9 of the *Regulations on the Information Policy of OAO "LUKOIL"*.
20.	The company's internal documents contain a requirement that meetings of the Board of Directors be held at least once every six weeks.	Compliance	Point 2.1 of the *Regulations on the Board of Directors of OAO "LUKOIL"*.
21.	During the year for which the annual report of the company is being prepared, meetings of the Board of Directors are held with a frequency of at least once every six weeks.	De facto compliance	–
22.	The company's internal documents specify the procedure for holding meetings of the Board of Directors.	Compliance	Section 3 of the *Regulations on the Board of Directors of OAO "LUKOIL"*

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
23.	The company's internal documents contain a provision on the mandatory approval by the Board of Directors of the company's transactions involving 10 percent or more the value of the assets of the company, except for transactions carried out in the normal course of business.	Compliance	Point 9.7.19 of the Charter of OAO "LUKOIL"
24.	The company's internal documents specify the right of the Board of Directors to receive the information necessary to perform their functions from the executive bodies and heads of the main structural units of the company, and also liability for the failure to provide such information.	Compliance	Point 5.2 of the *Regulations on the Information Policy of OAO "LUKOIL"*.
25.	The Board of Directors has a strategic planning committee, or the functions of this committee are entrusted to another committee (except the audit committee or the human resources and compensation committee).	Compliance	*Regulations on the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"*
26.	The Board of Directors has a committee (the audit committee) that recommends the company's auditor to the Board of Directors and interacts with the auditor and the company's audit commission.	Compliance	*Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*.
27.	The audit committee consists only of independent and non-executive directors.	Compliance	Point 4.1 of the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*. The audit committee is elected from the non-executive directors of the Company. In addition, at least one member of the committee must be an independent director, if any have been elected to the Board of Directors of OAO "LUKOIL".
28.	Chairmanship of the audit committee is entrusted to an independent director.	Compliance	Point 5.2 of the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*.
29.	The company's internal documents specify the right of all members of the audit committee to have access to any documents and information of the company, provided they do not disclose confidential information.	Compliance	Point 14.1 of the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*.
30.	A committee of the Board of Directors has been created (human resources and compensation committee) whose functions are to determine criteria for the recruitment of candidates to the Board of Directors and the development of the company's compensation policy.	Compliance	*Regulations on the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"*.
31.	Chairmanship of the human resources and compensation committee is entrusted to an independent director.	Compliance	Point 5.2 of the *Regulations on the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"*.
32.	The human resources and compensation committee does not contain company officers.	Compliance	Point 4.1 of the *Regulations on the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"*.

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
33.	The Board of Directors has a risk committee, or the functions of this committee are entrusted to another committee (except the audit committee or the human resources and compensation committee).	–	Possibility of creating this committee is under consideration
34.	The Board of Directors has a corporate conflicts committee, or the functions of this committee are entrusted to another committee (except the audit committee or the human resources and compensation committee).	–	Possibility of creating this committee is under consideration
35.	The corporate conflicts committee does not contain company officers.	–	See point 34.
36.	Chaimanship of the corporate conflicts committee is entrusted to an independent director.	–	See point 34.
37.	The company has internal documents approved by the Board of Directors that stipulate the procedure for the creation and operation of board committees.	Compliance	*The Regulations on the Human Resources and Compensation Committee of the Board of Directors of OAO "LUKOIL"*, the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*, and the *Regulations on the Strategy and Investment Committee of the Board of Directors of OAO "LUKOIL"*.
38.	The company's charter stipulates the procedure for determining quorum for meetings of the Board of Directors, such that the attendance of independent directors is mandatory for meetings of the Board of Directors.	Compliance	Point 9.10 of the Charter of OAO "LUKOIL"
Executive bodies			
39.	The company has a collegial executive body (management committee).	Compliance	Point 10.4 of the Charter of OAO "LUKOIL". *Regulations on the Management Committee of OAO "LUKOIL"*
40.	The company's charter or internal documents contain a provision on the mandatory approval by the management committee of transactions with real estate or the receipt of a loan by the company, if the given transactions do not constitute major transactions or their performance is not part of the normal course of business of the company.	–	–
41.	The company's internal documents specify the procedure for the coordination of operations that fall outside the normal course of business of the company.	–	This issue is in the discussion stage at the moment.
42.	The executive officers of the company do not include persons who are a participant, General Director (manager), member of management bodies, or employee of a legal entity that competes with the company.	De facto compliance	The Management Committee of OAO "LUKOIL" does not contain persons who are a participant, General Director (manager), member of management bodies, or employee of any legal entity that is a competitor of OAO "LUKOIL".
43.	The executive bodies of the company do not contain persons who have been found guilty of crimes in the area of business activity or crimes against the state authorities, the	De facto compliance	The Company has no information to the effect that any person on the

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
	interests of state service or service in local government, or who have been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market. If the functions of the individual executive body are performed by a management organisation or a manager, the general director and members of the management committee of the management organisation or the manager meet the requirements made on general director or members of the management committee of the company.		Management Committee has been found guilty of crimes in the area of business activity or crimes against the state authorities, the interests of state service or service in local government, or who has been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market.
44.	The company's charter or internal documents prohibit the management organisation (manager) from performing similar functions in a competing company, and also from having a property relationship with the company, other than providing services as a management organisation (manager).	–	The Charter of OAO "LUKOIL" and internal documents do not stipulate the possibility of transferring functions to a management organisation (manager).
45.	The company's internal documents specify the obligation of the executive bodies to refrain from actions that will or potentially could lead to a conflict between their interests and the interests of the company, and the obligation, in the event of the appearance of such conflict, to inform the Board of Directors of this.	De facto compliance	–
46.	The company's charter or internal documents contain criteria for selecting the management organisation (manager).	–	See point 44.
47.	Provision by the executive bodies of monthly reports on their work to the board of directors	–	In accordance with Article 69 of the Federal Law *On Joint Stock Companies*, executive bodies of a joint stock company are subordinate to the board of directors. Therefore, the right of members of the Board of Directors to receive information is an inalienable right and does not need to be specially stipulated.
48.	Establishment of liability in the contracts concluded by the company with the general director (management company, manager) and the members of management for violation of the provisions on use of confidential and official information	Compliance	–
	Company secretary		
49.	The company has a designated official (i.e. the company secretary) who is responsible for ensuring compliance by the company's bodies and officials with procedural requirements guaranteeing the observance of rights and legal interests of the company's shareholders	Compliance	By decision of the Board of Directors of 29 August 2003, the duties of the corporate secretary were placed on the Secretary of the Board of Directors and Head of the Office of the Board of Directors

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
50.	The company has a procedure in its charter or internal documents for appointing (electing) the company secretary and defining his/her responsibilities	–	This issue is in the discussion stage at the moment.
51.	The company charter contains requirements on the candidates for the post of company secretary	–	–
Material corporate actions			
52.	The company charter or internal documents contain requirements on approving major transactions prior to their conclusion	De facto compliance	In the reporting year OAO "LUKOIL" did not enter into transactions qualifying as major transactions under the Federal Law *On Joint Stock Companies*.
53.	Mandatory hiring of an independent appraiser to assess the market value of property that is the subject of a major transaction	De facto compliance	See point 52
54.	The company charter contains a ban on taking any actions during the acquisition of major shareholdings in the company (takeover) aimed at protecting the interests of the executive bodies (members thereof) and the members of the board of directors or worsening the position of shareholders in comparison with the current situation (specifically, a ban on adoption by the board of directors prior to the end of the scheduled period for acquisition of shares of a decision on issue of additional shares, on the issue of securities convertible into shares, or securities conferring the right to purchase shares of the company, even if the right to adopt such a decision is granted thereto by the charter)	–	This issue is in the discussion stage at the moment.
55.	The company charter contains requirements on mandatory hiring of an independent appraiser to assess the current market value of shares and possible changes in their market value as a result of a takeover	–	–
56.	The company charter does not release the buyer from the obligation to propose that shareholders sell the ordinary shares in the company belonging thereto (issuable securities convertible into ordinary shares) during a takeover	Compliance	Point 5.9 of the Charter of OAO "LUKOIL"
57.	The company charter or internal documents contain requirements on the mandatory hiring of an independent appraiser to determine the share conversion ratio during reorganisation	–	–
Disclosure of information			
58.	An internal document has been approved by the board of directors that determines the company's rules and approaches to the disclosure of information (Regulations on Information Policy)	Compliance	*The Regulations on the Information Policy of OAO "LUKOIL"*
59.	The company's internal documents contain requirements on disclosing information on the objective of placement of shares, on the parties that plan to purchase the placed shares (including a major shareholding), and whether the company's top officials will participate in the purchase of the company's placed shares	Compliance	Point 3.11 of the *Regulations on the Information Policy of OAO "LUKOIL"*.
60.	The company's internal documents contain a list of information, documents and materials which should be provided to shareholders for resolution of the issues on the agenda of the general shareholders meeting	Compliance	Point 5.6 of the *Regulations on the Procedure for Preparing and Holding the General Shareholders*

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
			Meeting of OAO "LUKOIL"
61.	The company has an Internet website and regularly discloses information on the company on this website	Compliance	*Regulations on maintenance of the Internet portals of OAO "LUKOIL" and the websites of LUKOIL Group companies*
62.	The company's internal documents contain requirements on the disclosure of information on transactions with parties designated by the charter as top officials of the company and on transactions with organisations in which top company officials own directly or indirectly an equity shareholding of 20 or more percent or in which such parties can exert significant influence through other means	Compliance	Appendix No. 2 to the *Regulations on the activity of the structural divisions of OAO "LUKOIL" and the LUKOIL Group companies on ensuring the performance of obligations associated with the listing of the securities of OAO "LUKOIL" on the London Stock Exchange.* Information on one-time transactions or a series of transactions with related parties, if the amount of such transactions exceeds USD 50 million or are concluded outside the normal course of business, must be disclosed if this information could have a material effect on the exchange rate of the securities. Information on operations with related parties is also regularly disclosed in the notes to the financial statements of the LUKOIL Group prepared according to US GAAP
63.	The company's internal documents contain requirements on disclosing information on all transactions which could have an effect on the market value of the company's shares	Compliance	Point 4.1 of the *Regulations on the activity of the structural divisions of OAO "LUKOIL" and the LUKOIL Group companies on ensuring the performance of obligations associated with the listing of the securities of OAO "LUKOIL" on the London Stock Exchange*
64.	There is an internal document approved by the board of directors on the use of material information on the company's operations, shares and other securities and transactions therewith, where such information is not publicly available and its disclosure may have a material effect on the market value of the shares of the company.	Compliance	Point 7 of the *Regulations on the Information Policy of OAO "LUKOIL"*

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
Control over the financing and operating activity of an enterprise			
65.	There are internal procedures approved by the board of directors for control over the company's financial and business activity	Compliance	*Regulations on Internal Audit in the LUKOIL Group, Regulations on Internal Control and Internal Audit at OAO "LUKOIL"*
66.	The company has a special division responsible for ensuring compliance with the internal control procedures (the control and audit service)	Compliance	The Main Division of Control and Internal Audit
67.	The company's internal documents contain requirements on determination by the board of directors of the structure and composition of the company's control and audit service	–	The Main Division of Control and Internal Audit reports to the Company President. In this regard, the authorities of the Audit Committee of the Board of Directors of OAO "LUKOIL" include study of the system of internal controls at the Company and analysis of the effectiveness of the work of the Main Division of Control and Internal Audit, in order to report to the Board of Directors of the Company on the financial and business operations of the Company
68.	The control and audit service does not contain persons who have been found guilty of crimes in the area of business activity or crimes against the state authorities, the interests of state service or service in local government, or who have been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market	De facto compliance	The Company has no information to the effect that any person on the Main Division of Control and Internal Audit has been found guilty of crimes in the area of business activity or crimes against the state authorities, the interests of state service or service in local government, or who has been subjected to administrative penalties for offences in the area of business activity or in the area of finance, taxes and duties, or the securities market.
69.	The control and audit service does not contain persons who are members of the company's executive bodies or persons who are participants, the general director (manager), members of the management bodies or employees of a legal entity that competes with the company	–	The Head of the Main Division of Control and Internal Audit is a member of the Management Committee of OAO "LUKOIL"
70.	The company's internal documents contain a deadline for submitting documents and materials to the control and audit service for assessment of the financial and business	Determined by the general procedure for	Point 3 of the *Instructions on Office Management and Document Handling in the*

№	Provision of the Corporate Governance Code	Compliance/ non-compliance	Note
	operations performed, and also the liability of company officials and employees for the late submission of such documents and materials	handling documents	*Administration of OAO "LUKOIL"*
71.	The company's internal documents contain the obligation of the control and audit service to report on any violations discovered to the audit committee, and in the absence of such committee, to the board of directors of the company	Compliance	Point 4.9 of the *Regulations on Internal Control and Internal Audit at OAO "LUKOIL"*
72.	The company charter contains requirements on preliminary assessment by the control and audit service of the expedience of performing operations that are not stipulated by the company's financial and business plan (unusual operations)	–	This issue is in the discussion stage at the moment.
73.	The company's internal documents contain the procedure for agreeing unusual operations with the board of directors	Compliance	Point 9.7.20 of the Charter of OAO "LUKOIL"
74.	There is an internal document approved by the board of directors that determines the procedure for the audit commission to conduct audits of the company's financial and operating activities	Compliance	Point 2 of the *Regulations on the Audit Commission of OAO "LUKOIL"*
75.	The audit committee evaluates the audit opinion prior to its submission to the shareholders at the general shareholders meeting	Compliance	Point 3.1.6 of the *Regulations on the Audit Committee of the Board of Directors of OAO "LUKOIL"*.
	Dividends		
76.	There is an internal document approved by the board of directors that is used by the board of directors when making recommendations on the amount of dividends (Regulations on dividend policy)	Compliance	*Regulations on the Dividend Policy of OAO "LUKOIL"*
77.	The Regulations on the Dividend Policy contain a procedure for determining the minimum share of net profit of the company to be used to pay dividends and the conditions under which dividends are not paid or are not paid in full on preferred shares, the amount of dividends on which was determined by the company charter	Compliance	Point 3.2 of the *Regulations on the Dividend Policy of OAO "LUKOIL"*
78.	Information on the company's dividend policy and the amendments thereto are published in the periodical stipulated by the company charter for publishing notices on the holding of general shareholders meetings, and the given information is placed on the company's Internet website	De facto compliance	–

TAXATION

The following discussion is a summary of certain tax consequences under the laws of the Russian Federation and the United Kingdom for holders of our ordinary shares, including those ordinary shares that trade in the form of depositary shares, or DSs, whether in the form of American DSs or global DSs. The summary is general in nature and is based on the laws of the Russian Federation and the United Kingdom in effect as of the date of this annual report and is subject to any change in law that may take effect after such date. It does not purport to be a complete analysis of all tax considerations relating to DSs or ordinary shares, whether in those countries or elsewhere. You should consult with your tax advisors with respect to the precise Russian and UK tax consequences of acquiring, owning and disposing of our ordinary shares or DSs. The applicability of any double tax treaty relief will depend on the particular circumstances and facts relating to each relevant holder. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief.

Under no circumstances should you view this summary as tax advice.

Russian Tax Considerations

This summary does not seek to address the applicability of any double tax treaty relief. With the enactment of the Profits Tax Chapter of the Russian Tax Code which became effective 1 January 2002 the advance treaty clearance procedure has been eliminated. However, this does not eliminate a risk of the tax authorities disputing the relief from withholding tax when they carry out a tax audit and requiring the tax agent to make payment of tax, penalties and interest.

Non-resident holder

For the purposes of this summary, a "non-resident holder" in relation to an individual means a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year that holds and disposes of DSs or ordinary shares.

For the purposes of this summary, a "non-resident holder" in relation to a legal entity is a legal person or organisation, in each case not organised under Russian law, that holds and disposes of DSs or ordinary shares otherwise than through a permanent establishment in Russia. Current Russian tax legislation does not provide for definition of residency, applicable to legal entities. In practice, it is possible to use the definition above as term, describing residency of legal entities in Russia.

The Russian tax rules applicable to securities, and in particular to those held by non-resident holders, are characterised by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part Two of the Tax Code that set out the regulatory framework for the taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all the issues arising in connection with the purchase, ownership and disposition of shares and DSs by non-resident holders. In particular, the Russian tax authorities have not provided any guidance regarding the treatment of the share deposit arrangements of the type relating to DSs.

Taxation of Dividends

Dividends paid to a non-resident holder generally are subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an individual. Dividends paid to a non-resident holder that is a legal entity generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%, according to the Tax code of the RF. Russia has current double tax treaties (DTTs) with quite a wide range of countries, where the respective rates for the taxation of dividends are lower. For instance, according to DTT between Russia and the UK, the relief tax rate for non-resident individuals is 10%.

Russian tax reporting obligations of a non-resident individual

If income received by a non-resident-holder (who is an individual) is treated as taxable in Russia but has not been withheld for any reason (e.g. paid by foreign company) such an individual is technically liable to declare his or her income to the Russian tax authorities and pay the tax.

Withholding tax may be reduced under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains of 15 February 1994, or the UK-Russia Tax Treaty, provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends.

However, treaty relief may not be available to non-resident holders of DSs because of the absence of any interpretative guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law. In the absence of any clarification from the Russian tax authorities on the application of relevant double tax treaties, we likely will not be able to apply the reduced rates and will have to withhold tax at applicable domestic rates on dividends payable to a non-resident holder. See "–UK Tax Treaty Relief Procedures."

Taxation of Capital Gains

A non-resident holder generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of DSs outside of Russia provided there is no income form a source within Russia. The Tax Code provides that capital gains realised by non-resident legal entities from the sale of shares or derivative instruments (where the underlying assets are in the form of shares of Russian companies) that are circulated on foreign exchanges legally, will not be recognised as income from Russian sources and, therefore, shall be not subject to Russian withholding taxes.

A non-resident legal entity will be subject to taxes on capital gains only in connection with the sale to a Russian resident of shares of a Russian company that has more than 50%of its assets in the form of immovable property in Russia. The non-resident holder may deduct the original purchase price from the proceeds of the sale if he provides documentary support of the original purchase price to the Russian purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to a withholding tax at the rate of 24%. Without documentary support, the non-resident entity is not entitled to deduct the original purchase price and the gross proceeds of the sale are subject to a 20%rate. Please note that since capital gains may be calculated in roubles the taxable base could be affected by changes in the rouble exchange rates.

Please note that the favourable tax treatment in respect of capital gains realised by non-resident legal entities shall be applicable only to a non-resident entity without a permanent establishment in the Russian Federation. Should a non-resident entity establish or create a permanent establishment in Russia, capital gains from the disposition of Russian securities attributable to such permanent establishment shall be subject to a tax at the rate of 24 %. The acquisition by a non-resident entity of shares or other property in the Russian Federation does not in itself mean that the non-resident entity has a permanent establishment in the Russian Federation.

A non-resident individual will generally be subject to withholding tax at the rate of 30% on the gross proceeds from a disposal of the shares or DSs, less any available cost deduction, where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. For such purposes income is received from "a source within Russia "if the shares or DSs are sold in the territory of the Russian Federation.

However, there is no definition of "sale in the territory of the Russian Federation "in relation to transactions involving securities. There is a risk that any sale of shares (as opposed to depositary shares) in a Russian company may be considered a sale in the territory of the Russian Federation. Proceeds from the sale of shares in a Russian stock exchange (for listed stock) and sale of shares under a purchase agreement on the territory of Russia are generally considered as a Russian source income. Sale by a non-resident individual to a foreign company or to the other non-resident individual are not subject to withholding tax in Russia since there is no tax agent to withhold the tax (according to the definition of the tax agent in the Tax code of RF). A sale of DSs may also be considered a sale in the territory of the Russian Federation if the purchaser is a Russian resident. Please note that capital gains are calculated in roubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in rouble exchange rates.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the UK-Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless the shares which: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange.

Resident Holders

A holder of DSs or shares who is a physical or legal person resident in Russia for tax purposes is subject to all applicable Russian taxes. Tax rate on dividends, paid to the resident holders (individuals) is 9%. The tax rate for PEs of FLEs is 15%. In the both cases tax must be withheld by Russian organisation as an agent.

UK Tax Treaty Relief Procedures

The Profits Tax Chapter of the Russian Tax Code, which became effective on 1 January 2002, eliminates the requirement that a non-resident corporate holder should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares (i.e., from the payment of dividends or the sale of such shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the fact that the non-resident is eligible to benefit from the double tax treaty and require the tax agent (i.e., the company paying dividends or the Russian purchaser of the shares) to withhold and pay tax, In practice, the most likely negative outcome for non-withholding of a tax are penalty, amounting to 20% of non-withheld tax and late payment interest.

Otherwise a non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax residence that complies with the applicable double tax treaty in advance of receiving income. UK holders may obtain such confirmation by writing to their local UK tax inspector.

In accordance with the Tax Code a non-resident holder who is an individual must present to the tax authorities a document on his or her tax residency and a document justifying the income received and the tax paid offshore, confirmed by the foreign tax authorities. Formally such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the residence jurisdiction.

If a non-resident does not obtain advance tax-treaty clearance and tax is withheld by a Russian resident on capital gains or other amounts, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld when the recipient is a company or within the one-year period from the end of the tax period in which the tax was withheld when the recipient is an individual. The legal entities are not entitled to grant refund to an individual.

To process a claim for a refund for legal entities, the Russian tax authorities require (i) a confirmation of the residence of a non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012DT (2002) is applicable for legal entities only and is designed to combine (i) and (ii) for foreign corporate).

For individual a refund is granted only upon the presentation of the a) an application for refund in any understandable by the tax authorities format; b) statement of all annual income of the individual (Form NDFL-2); c) a confirmation of residence.

The Russian tax authorities may require a Russian translation of some documents. The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

United Kingdom Tax Considerations

The comments below are of a general nature based on current UK law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of persons other than persons who are the absolute beneficial owners of depositary shares or ordinary shares. In particular these comments do not apply to the following:

- investors who do not hold their DSs or ordinary shares as capital assets;
- investors that own (or are deemed to own) 10% or more of our voting rights; or
- special classes of investors such as dealers.

Withholding tax on dividends

Dividend payments in respect of DSs or ordinary shares issued by a company organised under the laws of the Russian Federation are not subject to UK withholding tax. As discussed in "–Russian tax considerations –Taxation of Dividends," such dividends will be subject to Russian withholding taxes.

Taxation of Dividends

A UK holder of interests in DSs or ordinary shares that receives a dividend on the DSs or ordinary shares may be subject to UK income tax or corporation tax, as the case may be, on the grossed up amount of any dividend paid before the deduction of any Russian withholding taxes, and may be able to claim a tax credit for Russian tax withheld. An individual holder of interests in DSs or ordinary shares who is resident and domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident but not domiciled in the United Kingdom (or is resident, but not ordinarily resident, and domiciled in the United Kingdom, and either a Commonwealth citizen (this includes a British citizen) or a citizen of the Republic of Ireland) will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares to the extent that the dividend is remitted to the United Kingdom. A dividend is remitted to the United Kingdom if it is paid to the United Kingdom or transmitted or brought to the United Kingdom in any way.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on the dividend paid on the DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will generally not be subject to UK corporation tax on any dividend paid on the DSs or ordinary shares unless the DSs or ordinary shares are attributable to a trade carried on by the holder in the United Kingdom through a permanent establishment.

Taxation of Disposals

The disposal by a UK holder of interests in DSs or ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. An individual holder

of interests in DSs or ordinary shares who is resident or ordinarily resident and domiciled in the United Kingdom will generally be liable for UK capital gains tax on chargeable gains made on the disposal of an interest in DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident, but not domiciled, in the United Kingdom will be liable for UK capital gains tax to the
extent that the proceeds received on the disposal of an interest in DSs or ordinary shares (or part thereof) are remitted or deemed to be remitted to the United Kingdom; losses arising on such disposals cannot be remitted to the UK. Dealings in the DSs or ordinary shares on the London Stock Exchange may give rise to remitted gains that would, therefore, give rise to a UK capital gains tax liability It should be noted that special rules may apply where an individual has acquired his or her shares in connection with their employment such that any gain or part thereof is subject to income tax rather than capital gains tax.

In qualifying circumstances (including a qualifying time period), relief may be available to UK resident individual holders, to reduce the amount of a gain on a disposal of the ordinary shares or DSs, under "taper relief" rules for assets acquired after March 1998 (indexation may be available if the assets were acquired prior to this time).

Where a UK holder of interests in DSs or ordinary shares has acquired the interests or ordinary shares on a number of occasions there are specific matching rules which determine, for tax purposes, which interests or ordinary shares are being disposed of first.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on any chargeable gain arising from a disposal of DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will be subject to UK corporation tax on any chargeable gain arising from their disposal where the DSs or ordinary shares in question are attributable to a trade carried on by the holder in the United Kingdom through a permanent establishment. An indexation allowance (effectively an inflation adjustment) based on the Retail Price Index may be available to reduce the gain.

In qualifying circumstances (including a qualifying time period), an exemption may be available to UK resident corporate holders, who own 10% of shares or more, on a disposal of ordinary shares or DSs, such that any gain/loss will not be taxable/relievable.

Effect of withholding taxes

As discussed in "Taxation – Russian tax considerations – Taxation of Dividends" and "–Taxation of Capital Gains" above, dividend payments in respect of ordinary shares will be, and certain capital gains may be, subject to Russian withholding taxes. A UK resident investor should generally be entitled to a credit for Russian tax (if any) properly withheld from such payments against such investor's liability to income tax or corporation tax on such amounts, subject to UK tax rules for calculation of such a credit.

Stamp duty

Payment of UK stamp duty will not normally be required in connection with a transfer of interests in DSs or ordinary shares, provided that the instrument of transfer is executed outside the UK and the transfer does not otherwise relate to "some matter or thing done or to be done in the UK". No UK stamp duty reserve tax will be payable in respect of an agreement to transfer interests in DSs or ordinary shares provided that they are not registered in a register kept in the UK by or on behalf of the body corporate by which they are issued.